
13001816


FEDFIRST
FINANCIAL
CORPORATION


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WE'RE
OPEN

NOTICE OF 2013
ANNUAL MEETING

PROXY STATEMENT &

2012

ANNUAL REPORT
ON FORM 10-K

FEDFIRST
FINANCIAL
CORPORATION

Dear Fellow Stockholder:

As I reflect on 2012, the business environment that we experienced mirrored that of 2011. The economy remained sluggish while our fiscal policy makers kept interest rates at all-time lows. While the prolonged low interest rate environment is good for both consumer and business borrowers, it continues to tighten interest rate margins and present earnings challenges for our industry. In spite of this environment, our Company has performed well and has returned meaningful value to you.

Company Performance

Through our banking and insurance businesses, delivered by First Federal Savings Bank and Exchange Underwriters, we attained outstanding performance in 2012. We are proud to report the following selected highlights:

- Net income improved to $2.3 million from $859,000 a 162.5% increase. This is an all-time record in earnings for our Company. It was driven by expense controls put in place last year, a stable net interest margin and reduced charge-offs.
- Noninterest-bearing accounts increased to $24.0 million from $20.5 million, a 16.8% increase. This increase demonstrates improvement in our ability to create relationships with both commercial and consumer customers while providing the additional benefits of a lower cost of funds and further protection against interest rate risk.
- Commercial real estate loans increased to $45.5 million from $35.3 million, a 28.9% increase. This loan type typically commands a better yield and re-prices more rapidly contributing to increased earnings and less interest rate risk.
- Our ratio of nonperforming assets as a percentage of total assets was 0.74% compared to 0.80%. Within our industry, this ratio reflects good asset quality and is a reflection of our continued focus on conservative underwriting standards.

Stockholder Value

As a result of our strong financial performance in 2012, coupled with a strong capital position, we were able to return value to you in a number of ways:

- Dividends:
  - We increased our quarterly dividend to $0.04 per share from $0.03 per share.
  - We paid a special $0.25 dividend in December. This payment was a reflection of our performance in 2012 coupled with our desire to give you additional value while the tax laws for dividends were more favorable.
- Stock repurchases:
  - We successfully completed two stock repurchase plans in 2012 repurchasing over 10% of our outstanding shares.
- Our book value per share increased to $20.98 per share from $19.88 per share, a 5.5% increase.
- Diluted earnings per share increased to $0.80 per share from $0.30 per share, a 166.7% increase.

Efficiency

The cost of doing business continues to rise for the banking industry. We strive to manage our expenses and attain an optimum level of efficiency. After careful review of the impact on our customers and the community of Donora, we consolidated the Donora office with existing offices in October of 2012. We have consolidated two offices in the past two years in our Mid-Mon Valley market. We are confident that we can continue to serve this market well with the three remaining offices.

Our Market

The economy of Southwestern Pennsylvania has withstood the economic downturn of the past few years quite well. Employment numbers have been favorable when compared to state and national numbers. Core industries such as education, medical and high tech have maintained employment and buoyed the housing market. In addition, the natural gas industry, driven primarily by development of the Marcellus Shale formation, has continued to stimulate capital investment and commerce while creating jobs and wealth for the residents of our three county footprint.

People

Our long-term director, director emeritus, mentor and friend, Joe Frye, passed away in July 2012. The way that he lived his life, a life of service to others, will always be an inspiration to us.

Successfully navigating through these economic times is challenging and our success is the result of our team. Our Board of Directors is actively engaged in the business community, knowledgeable of our industry, focused on the success of our Company and ultimately committed to the creation of stockholder value. Our management staff and employees utilize their talent and skill every day to serve our customers with the highest level of integrity to produce the greatest amount of value for our Company. We truly believe that we are part of a noble profession and we respond accordingly.

To our directors, management staff and all employees, I am deeply grateful for all that we accomplish.

To you, our Stockholders, I extend gratitude and appreciation for your investment and support of FedFirst Financial Corporation. We look forward to meeting you at our Annual Meeting on May 23, 2013.

With warmest regards,



Patrick G. O'Brien
President and Chief Executive Officer



FEDFIRST FINANCIAL CORPORATION

565 Donner Avenue
Monessen, Pennsylvania 15062
(724) 684-6800

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE .... 10:00 a.m. on Thursday, May 23, 2013

PLACE .... Anthony M. Lombardi Education Conference Center, Monongahela Valley Hospital, 1163 Country Club Road, Monongahela, Pennsylvania

ITEMS OF BUSINESS ....

(1) The election of three directors of the Company for a term of three years;

(2) The ratification of the appointment of ParenteBeard LLC as independent registered public accountants for the Company for the fiscal year ending December 31, 2013;

(3) To vote on a non-binding resolution to approve the compensation of the named executive officers;

(4) To vote on the frequency of the advisory vote on the compensation of our named executive officers; and

(5) Such other matters as may properly come before the annual meeting or any postponements or adjournments of the annual meeting.

RECORD DATE .... In order to vote, you must have been a stockholder at the close of business on March 28, 2013.

PROXY VOTING .... It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy card. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the proxy statement.

Jennifer L. George
Corporate Secretary

April 17, 2013

NOTE: Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

FEDFIRST FINANCIAL CORPORATION

PROXY STATEMENT

GENERAL INFORMATION

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of FedFirst Financial Corporation to be used at the 2013 annual meeting of stockholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to FedFirst Financial Corporation as "FedFirst Financial," the "Company," "we," "our" or "us."

FedFirst Financial is the holding company for First Federal Savings Bank. In this proxy statement, we may also refer to First Federal Savings Bank as "First Federal" or the "Bank."

We are holding the annual meeting at the Anthony M. Lombardi Education Conference Center, Monongahela Valley Hospital, 1163 Country Club Road, Monongahela, Pennsylvania, on May 23, 2013 at 10:00 a.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to stockholders of record beginning on or about April 17, 2013.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 23, 2013.

The Proxy Statement and Annual Report to Stockholders are available electronically at http://www.cfpproxy.com/6858.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote the shares of FedFirst Financial common stock that you owned as of the close of business on March 28, 2013. As of that date, a total of 2,525,341 shares of FedFirst Financial common stock were outstanding. Each share of common stock has one vote.

The Company's Articles of Incorporation provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of this limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of FedFirst Financial or any subsidiary or a trustee of a plan.

Ownership of Shares; Attending the Meeting

You may own shares of FedFirst Financial in one of the following ways:

- Directly in your name as the stockholder of record;
- Indirectly through a broker, bank or other holder of record in "street name"; or
- Indirectly in the First Federal Savings Bank Retirement Plan ("401(k) Plan"), the First Federal Savings Bank Employee Stock Ownership Plan (the "ESOP"), or the trust that holds restricted stock awards issued to directors and employees under our 2006 Equity Incentive Plan and our 2011 Equity Incentive Plan.

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of FedFirst Financial common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. At this year's annual meeting, stockholders will elect three directors to serve a term of three years. In voting on the election of directors, you may vote in favor of the nominee or withhold your vote. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of ParenteBeard LLC as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of ParenteBeard LLC as our independent registered public accounting firm for 2013, the affirmative vote of a majority of the votes cast at the annual meeting is required.

In voting on the non-binding resolution to approve the compensation of the named executive officers, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To approve the non-binding resolution, the affirmative vote of a majority of the votes cast at the annual meeting is required.

In voting on the frequency of the stockholder vote to approve the compensation of the named executive officers, you may vote the vote to occur every one, two, or three years or abstain from voting.

Routine and Non-Routine Proposals. The rules of the New York Stock Exchange determine whether proposals presented at stockholder meetings are routine or non-routine. If a proposal is routine, a broker or other entity holding shares for an owner in street name may vote for the proposal without receiving voting instructions from the owner. If a proposal is non-routine, the broker or other entity may vote on the proposal only if the owner has provided voting instructions. A broker non-vote occurs when a broker or other entity is unable to vote on a particular proposal and voting instructions have not been received from the beneficial owner. The election of directors, the non-binding resolution to approve the compensation of the named executive officers and the proposal with respect to the frequency of the stockholder vote are considered a non-routine matter and the ratification of ParenteBeard LLC as our independent accounting firm for 2013 is considered a routine matter.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In counting votes on the proposal to ratify the selection of the independent registered public accountants, we will not count abstentions and broker non-votes as votes cast on the proposal. Therefore, abstentions and broker non-votes will have no impact on the outcome of the proposal.

In counting votes on the non-binding resolution to approve the compensation of the named executive officers and the proposal with respect to the frequency of the stockholder vote to approve the compensation of the named executive officers, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the voting on the proposals.

Effect of Not Casting Your Vote. If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Item 1 of this Proxy Statement). Current regulation restricts the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors, the non-binding resolution to approve the compensation of the named executive officers and the proposal on the frequency of the stockholder to vote to approve the compensation of the named executive officers, no votes will be cast on your behalf. These are referred to as broker non-votes. Your bank or broker does, however, have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Item 2 of this Proxy Statement).

Voting by Proxy

The Board of Directors of FedFirst Financial is sending you this proxy statement for the purpose of requesting that you allow your shares of FedFirst Financial common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of FedFirst Financial common stock represented at the annual meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors.

The Board of Directors recommends a vote:

- **"FOR" the nominees for director;**
- **"FOR" ratification of ParenteBeard LLC as the independent registered public accounting firm;**
- **"FOR" the approval of the compensation of the named executive officers; and**
- **To hold the advisory vote to approve the compensation of the Company's named executive officers every year.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting in order to solicit additional proxies. If the annual meeting is postponed or adjourned, your FedFirst Financial common stock may be voted by the persons named in the proxy card on the new annual meeting date as well, unless you have revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Participants in the Bank's ESOP or 401(k) Plan

If you participate in the ESOP or if you hold shares through the 401(k) Plan, you will receive a voting instruction form for each plan that reflects all shares you may direct the trustees to vote on your behalf under the plans. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Company common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee as to the shares in the FedFirst Financial Corporation Stock Fund credited to his or her account. The trustee will vote all shares for which no directions are given or for which instructions were not timely received in the same proportion as shares for which the trustee received voting instructions. The deadline for returning your voting instructions to each plan's trustee is May 16, 2013.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board Independence

All of our directors are independent under the current listing standards of the Nasdaq Stock Market, except for Mr. O'Brien, who is employed as President and Chief Executive Officer of FedFirst Financial and First Federal Savings Bank, and Mr. Boyer, who is employed as Vice President of Insurance Operations of First Federal Savings Bank and President of Exchange Underwriters, Inc., a subsidiary of First Federal Savings Bank. In determining the independence of its directors, the Board considered transactions, relationships and arrangements between FedFirst Financial and its directors that are not required to be disclosed under the heading *"Transactions with Related Persons,"* including loans that First Federal Savings Bank has directly or indirectly made to Director John J. LaCarte and the commercial services provided to First Federal Savings Bank by the business operated by Mr. LaCarte. The amounts paid by First Federal Savings Bank for such services are not material to either First Federal Savings Bank or the business of Mr. LaCarte.

Board Leadership Structure

FedFirst Financial currently has a chairman who is independent from the chief executive officer. The chairman leads the Board and presides at all Board meetings. The Board supports having an independent director in a board leadership position and has had an independent chairman for many years. Having an independent chairman enables non-management directors to raise issues and concerns for Board consideration without immediately involving management. The chairman also serves as a liaison between the Board and senior management.

Board's Role in Risk Oversight

As part of its overall responsibility to oversee the management, business and strategy of our company, one of the primary responsibilities of our Board of Directors is to oversee the amounts and types of risk taken by management in executing the corporate strategy, and to monitor our risk experience against the policies and procedures set to control those risks. The Board's risk oversight function is carried out through its approval of various policies and procedures, such as our lending and investment policies; ratification or approval of investments and loans exceeding certain thresholds; and regular review of risk elements such as interest rate risk exposure, liquidity and problem assets. Some oversight functions are delegated to committees of the Board, with such committees regularly reporting to the full Board the results of their oversight activities. For example, the Audit Committee is responsible for oversight of the independent auditors and meets directly with the auditors at various times during the course of the year.

Corporate Governance Policies

The Board of Directors has adopted a corporate governance policy to govern certain activities, including: the duties and responsibilities of directors; the composition, responsibilities and operation of the Board of Directors; the establishment and operation of Board committees; succession planning; convening executive sessions of independent directors; the Board of Directors' interaction with management and third parties; and the evaluation of the performance of the Board of Directors and of the Chief Executive Officer.

Committees of the Board of Directors

The following table identifies our standing committees and their members as of March 31, 2013. All members of each committee are independent in accordance with the listing requirements of The Nasdaq Stock Market. The Board's Audit, Compensation, and Nominating/Corporate Governance Committees each operate under a written charter that is approved by the Board of Directors. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters of all three committees are available in the Governance Documents portion of the Investor Relations section of our web site (*www.firstfederal-savings.com*).

Director	Audit Committee	Nominating/ Corporate Governance Committee	Compensation Committee
R. Carlyn Belczyk	X	X	X
Richard B. Boyer	–	–	–
John M. Kish	X	X	X*
John J. LaCarte	X	X	X
Patrick G. O'Brien	–	–	–
John M. Swiatek	X	X*	X
David L. Wohleber	X*	X	X
Number of Meetings in 2012	4	1	6

** Denotes Chairperson*

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee meets periodically with independent auditors and management to review accounting, auditing, internal control structure and financial reporting matters. The Board of Directors has determined that John J. LaCarte, David L. Wohleber, and R. Carlyn Belczyk are "audit committee financial experts" as such term is defined by the rules and regulations of the Securities and Exchange Commission.

Compensation Committee

The Compensation Committee is responsible for all matters regarding FedFirst Financial's and First Federal's employee compensation and benefit programs. The Compensation Committee reviews all compensation components for the Chief Executive Officer and other highly compensated executive officers' compensation, including base salary, annual incentive compensation, long-term incentives/equity compensation, and benefits and other perquisites. The Compensation Committee also reviews the recommendations of the Chief Executive Officer in determining the compensation of other executive officers. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee takes a leadership role in shaping governance policies and practices, including recommending to the Board of Directors the corporate governance policies and guidelines applicable to FedFirst Financial and monitoring compliance with these policies and guidelines. In addition, the Nominating/Corporate Governance Committee is responsible for identifying individuals qualified to become Board members and recommending to the Board the director nominees for election at the next annual meeting of stockholders. It recommends director candidates for each committee for appointment by the Board.

Minimum Qualifications. The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. First, a candidate must meet the eligibility requirements set forth in FedFirst Financial's bylaws, which include a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any board or committee governing documents.

The Nominating/Corporate Governance Committee will consider the following criteria in selecting nominees: financial, regulatory and business experience; familiarity with and participation in the local community; integrity, honesty and reputation; dedication to FedFirst Financial and its stockholders; independence; and any other factors the Nominating/Corporate Governance Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

In addition, prior to nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; the experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Nominating/Corporate Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

For purposes of identifying nominees for the Board of Directors, the Nominating/Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of First Federal's local communities. The Nominating/Corporate Governance Committee will also consider director candidates recommended by stockholders in accordance with the policy and procedures set forth below. The Nominating/Corporate Governance Committee has not previously used an independent search firm in identifying nominees.

In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth above. In addition, the Nominating/Corporate Governance Committee will conduct a check of the individual's background and interview the candidate.

Consideration of Recommendations by Stockholders. It is the policy of the Nominating/Corporate Governance Committee of the Board of Directors to consider director candidates recommended by stockholders who appear to be qualified to serve on FedFirst Financial's Board of Directors. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating/Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the Nominating/Corporate Governance Committee's resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Nominating/Corporate Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at our main office:

1. The name of the person recommended as a director candidate;
2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;
3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;
4. As to the stockholder making the recommendation, the name and address, as they appear on our books, of such stockholder; provided, however, that if the stockholder is not a registered holder of FedFirst Financial common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of FedFirst Financial common stock; and
5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at our annual meeting of stockholders, the recommendation must be received by the Nominating/Corporate Governance Committee at least 120 calendar days prior to the date FedFirst Financial's proxy statement was released to stockholders in connection with the previous year's annual meeting, advanced by one year.

Directors' Compensation

The following table provides the compensation received by individuals who served as non-employee directors of FedFirst Financial and First Federal Savings Bank during the 2012 fiscal year.

Name	Fees Earned or Paid in Cash	Stock Awards [1]	Option Awards [2]	Total
R. Carlyn Belczyk	$23,400	$13,920	$12,000	$49,320
John M. Kish	25,200	13,920	12,000	51,120
John J. LaCarte	29,400	13,920	12,000	55,320
John M. Swiatek	23,400	13,920	12,000	49,320
David L. Wohleber	27,000	13,920	12,000	52,920

(1) At December 31, 2012, the aggregate number of unvested shares of restricted stock held in trust for each of the non-employee directors was as follows, Mr. Kish and Mr. LaCarte, each had 1,000 shares; Ms. Belczyk and Mr. Swiatek, each had 3,000 shares; and Mr. Wohleber had 1,189 shares.

(2) At December 31, 2012, Ms. Belczyk and Mr. Swiatek each had 1,850 vested stock options and 11,400 unvested stock options; Mr. Kish and Mr. LaCarte each had 6,518 vested stock options and 6,400 unvested stock options; and Mr. Wohleber had 6,045 vested stock options and 6,873 unvested stock options.

Cash Retainer and Meeting Fees for Non-Employee Directors. The Chairman of the Board of First Federal Savings Bank receives a monthly fee of $2,300, the Chairman of the Audit Committee receives a monthly fee of $2,100 and the Chairman of the Compensation Committee receives a monthly fee of $1,950. All other non-employee directors of First Federal Savings Bank receive a monthly fee of $1,800. Non-employee directors receive $300 for each Audit Committee meeting attended and $150 for each Compensation Committee, Nominating/Corporate Governance Committee and special meeting attended. Directors receive payment for only one committee meeting attended per day, with payment at the rate of the highest committee fee of the committee meeting attended that day. FedFirst Financial does not pay any fees to its directors.

Director Fee Continuation Agreement. In consideration for continued service with First Federal Savings Bank, we maintain an agreement with John J. LaCarte that provides for a benefit upon retirement, death or in the event Mr. LaCarte terminates his service with the First Federal Savings Bank voluntarily or is terminated by First Federal Savings Bank without cause. Under the terms of the agreement, Mr. LaCarte is entitled to an annual retirement benefit equal to $100 for each full year of service (including any partial year that he served in the year of retirement) payable to him, or his beneficiary, in equal annual installments over a period of ten years. Payments under this agreement commence on the first day of the month following the date Mr. LaCarte retires following his 65th birthday and completion of ten full years of service with First Federal Savings Bank. Mr. LaCarte has currently completed 13 years of service with First Federal Savings Bank. In the event Mr. LaCarte dies while serving on the Board of Directors, First Federal Savings Bank will pay his beneficiary a benefit equal to $100 for each full year of service from the date of first service to the date of death. The death benefit will be made either in a lump sum or in installments at the discretion of First Federal Savings Bank. If Mr. LaCarte voluntarily terminates service with First Federal prior to retirement or is terminated by First Federal without cause, he will receive a severance payment equal to the accrued balance in his liability reserve account multiplied by his vested percentage interest in his benefit under the agreement. The severance payment will be made on an annual basis over a ten-year period. Mr. LaCarte is 100% vested in his benefits under the agreement.

Director Split Dollar Arrangements. We maintain a split dollar life insurance agreement with John J. LaCarte that provides for a cash payment to his designated beneficiary in the event Mr. LaCarte dies while in service with First Federal Savings Bank. Under the terms of the agreement, First Federal Savings Bank is the owner of and pays all the premiums on the life insurance policy under which Mr. LaCarte is insured. This life insurance policy is a single premium policy, the premium for which was paid in full in 1999 when the split dollar arrangement was entered into with Mr. LaCarte. Under Mr. LaCarte's split-dollar arrangement, if Mr. LaCarte is in service at the time of his death, his designated beneficiary is entitled to an amount equal to the lesser of $25,000, or the total insurance proceeds less the cash value of the policy. If Mr. LaCarte is not in service at the time of his death, his designated beneficiary will receive 100% of his benefit under his split dollar life insurance agreement.

Director Emeritus Program. First Federal Savings Bank maintains a director emeritus program for retired directors. Under the program, a participating director is eligible to receive compensation and benefits, if any, as determined from time to time by the Board of Directors. In addition, all participating directors are eligible to participate in any plan of the First Federal Savings Bank, or any affiliate, that grants stock-based benefits to non-employee directors. While serving as a director emeritus, any unvested or un-exercisable stock-based awards held by a director emeritus will continue to vest or become exercisable, subject to the terms and conditions of the grant or plan under which the awards were granted.

Board and Committee Meetings

During the year ended December 31, 2012, the Boards of Directors of the Company and the Bank each held 11 regular meetings and five special meetings. No director attended fewer than 75% of the meetings of the Board of Directors and Board committees on which he or she served in 2012.

Director Attendance at Annual Meeting of Stockholders

The Board of Directors encourages directors to attend the annual meeting of stockholders. All of our directors except one attended the 2012 annual meeting of stockholders.

Code of Ethics and Business Conduct

FedFirst Financial has adopted a Code of Ethics and Business Conduct that is designed to ensure that our directors and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the Code of Ethics and Business Conduct is designed to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations. A copy of the Code of Ethics and Business Conduct can be found in the Investor Relations section of our website (*www.firstfederal-savings.com*).

AUDIT RELATED MATTERS

Report of the Audit Committee

Management is responsible for our internal controls and financial reporting process. The independent auditors are responsible for performing an independent audit of FedFirst Financial's consolidated financial statements and issuing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America ("GAAP"). The Audit Committee oversees our internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that FedFirst Financial's consolidated financial statements were prepared in accordance with GAAP, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed pursuant to U.S. Auditing Standards No. 380 (The Auditor's Communication With Those Charged With Governance), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board and has discussed with the independent auditors the auditors' independence from FedFirst Financial and its management. In concluding that the auditors are independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with its independence.

The Audit Committee discussed with our independent auditors the overall scope and plans for their audit. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of our internal controls, and the overall quality of our financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of our management, which has the primary responsibility for financial statements and reports, and of the independent auditors who, in their report, express an opinion on the conformity of our consolidated financial statements to GAAP. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent auditors do not assure that our consolidated financial statements are presented in accordance with GAAP, that the audit of our consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that our independent auditors are in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors also have approved, subject to stockholder ratification, the selection of our independent auditors.

Audit Committee of the Board of Directors
of FedFirst Financial Corporation

David L. Wohleber (Chairman)
R. Carlyn Belczyk
John M. Kish
John J. LaCarte
John M. Swiatek

Audit Fees

The following table sets forth the fees billed to FedFirst Financial for the fiscal years ended December 31, 2012 and 2011 by its independent registered public accountants:

	2012	2011
Audit fees [(1)]	$110,435	$105,765
Audit related fees [(2)]	14,700	3,580
Tax fees [(3)]	9,495	11,519
All other fees [(4)]	34,761	20,000

(1) Consists of professional services rendered for the audit of the Company's annual financial statements included in Form 10-K and review of the financial statements included in Forms 10-Q, including out-of-pocket expenses.

(2) Consists of assurance and related services for due diligence procedures.

(3) Consists of preparation of federal and state tax returns.

(4) Consists of fees for the assistance with implementation of XBRL reporting.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditor. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent auditor. Such approval process ensures that the external auditor does not provide any non-audit services to us that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent auditor. Requests for services by the independent auditor for compliance with the auditor services policy must be specific as to the particular services to be provided.

The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended December 31, 2012, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

STOCK OWNERSHIP

The following table provides information as of March 1, 2013 about the persons known to FedFirst Financial to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding [(1)]
Stilwell Value Partners I, L.P., Stilwell Partners, L.P., Stilwell Value LLC, and Joseph Stilwell 111 Broadway, 12th Floor New York, New York 10006	290,027 [(2)]	11.4%
Ryan Heslop, Ariel Warszawski, Firefly Value Partners, LP, FVP GP, LLC, Firefly Management Company GP, LLC and FVP Master Fund, L.P. 551 Fifth Avenue, 36th Floor New York, New York 10176	149,010 [(3)]	5.9%

(1) Based on 2,535,341 shares of the Company's common stock outstanding and entitled to vote as of March 1, 2013.

(2) Based on information contained in a Schedule 13D/A filed with the Securities and Exchange Commission on October 20, 2011, which indicates that Stilwell Value Partners I, L.P., Stilwell Partners, L.P., Stilwell Value LLC, and Joseph Stilwell have shared voting and dispositive power over 290,027 shares.

(3) Based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2013, which indicates that FVP Master Fund, L.P., Firefly Value Partners, LP, FVP GP, LLC, Firefly Management Company GP, LLC, Ryan Heslop and Ariel Warszawski have shared voting and dispositive power over 149,010 shares.

The following table provides information as of March 1, 2013 about the shares of FedFirst Financial common stock that may be considered to be beneficially owned by each director, each executive officer named in the summary compensation table and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security, and each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown.

Name	Common Stock (1)(2)(3)(4)	Options Exercisable Within 60 Days	Total	Percentage of Shares Outstanding (5)
Directors				
R. Carlyn Belczyk	8,566	1,850	10,416	*
Richard B. Boyer	8,465	8,702	17,167	*
John M. Kish	15,115	6,518	21,633	*
John J. LaCarte	25,423	6,518	31,941	1.3%
Patrick G. O'Brien	28,231	28,269	56,500	2.2%
John M. Swiatek	7,000	1,850	8,850	*
David L. Wohleber	16,014	6,045	22,059	*
Named Executive Officer Who Is Not Also A Director				
Henry B. Brown III	6,466	2,816	9,282	*
All directors and executive officers as a group (12 persons)	139,664	78,917	218,581	8.4%

** Less than 1.0%.*

(1) *This column includes unvested restricted stock held in trust as part of the 2006 Equity Incentive Plan and the 2011 Equity Incentive Plan with respect to which individuals have voting but not investment power as follows: Ms. Belczyk—3,000 shares, Mr. Boyer—1,500 shares, Mr. Brown—1,689 shares, Mr. Kish—1,000 shares, Mr. LaCarte—1,000 shares, Mr. O'Brien—3,946 shares, Mr. Swiatek—3,000 shares and Mr. Wohleber—1,189 shares. All restricted stock awards vest in five equal annual installments commencing one year from the date of grant, which is April 2, 2012 for Mr. Boyer's, Mr. Kish's and Mr. LaCarte's awards, May 26, 2011 and April 2, 2012 for Ms. Belczyk's and Mr. Swiatek's awards, August 7, 2009 and April 2, 2012 for Mr. O'Brien's awards and August 8, 2008 and April 2, 2012 for Mr. Brown's and Mr. Wohleber's awards.*

(2) *Includes shares allocated to the account of individuals under the ESOP with respect to which individuals have voting but not investment power as follows: Mr. Boyer—3,954 shares, Mr. Brown—1,450 shares and Mr. O'Brien—3,093 shares.*

(3) *Includes 14,469 shares held by a corporation controlled by Mr. LaCarte.*

(4) *Includes 18,422 shares held in trust in the Bank's 401(k) Plan as follows: Mr. Boyer—2,990 shares, Mr. Brown—2,570 and Mr. O'Brien—12,862 shares.*

(5) *Based on 2,535,341 outstanding shares of the Company's common stock as of March 1, 2013. In addition, options that are exercisable within 60 days are treated as outstanding for the purpose of computing the beneficial ownership of the individual who holds the options, but not for the purpose of computing the percentage ownership of any other individual.*

ITEMS TO BE VOTED ON BY STOCKHOLDERS

Item 1 — Election of Directors

Our Board of Directors consists of seven members. The Board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. The Board of Directors' nominees for election this year, to serve for a three-year term or until their respective successors have been elected and qualified are Richard B. Boyer, John M. Kish and David L. Wholeber.

Unless you indicate otherwise on the proxy card, the Board of Directors intends that the proxies solicited by it will be voted for the election of the Board's nominees. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the Board of Directors. At this time, the Board of Directors knows of no reason why any of the nominees might be unable to serve.

The Board of Directors recommends a vote "FOR" the election of Richard B. Boyer, John M. Kish and David L. Wholeber.

Information regarding the Board of Directors' nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his current occupation for the last five years. The age indicated for each individual is as of December 31, 2012. The indicated period of service as a director includes the period of service as a director of First Federal. Based on their respective experiences, qualifications, attributes and skills set forth below, the Board of Directors determined that each current director and nominee should serve as a director.

Board Nominees for Election of Directors

The following directors are nominees for election for terms ending in 2016:

Richard B. Boyer has been President of Exchange Underwriters, Inc. since 1989. In June 2002, First Federal purchased an 80% interest in Exchange Underwriters, Inc., which had previously been 100% owned by Mr. Boyer. Mr. Boyer has also served as Vice President-Insurance of First Federal since 2003. Age 54. Director since 2002.

As President of our insurance agency subsidiary, Mr. Boyer brings to the Board knowledge of the insurance industry and the operations of Exchange Underwriters, Inc., which he has managed for over 20 years.

John M. Kish is a retired banker. Mr. Kish served as the Chairman and Chief Executive Officer of GA Financial, Inc. and its wholly-owned subsidiary, Great American Federal, from 1996 until May 2004. Age 67. Director since 2005.

Mr. Kish brings to the Board perspective and experience gained as a director and Chief Executive Officer of a financial institution that operated in the Pittsburgh market area. Mr. Kish also brings his experience as an attorney.

David L. Wohleber is a Certified Public Accountant. Mr. Wohleber retired from his position as Executive Vice President of Eat'n Park Hospitality Group, Inc. in 2010. Mr. Wohleber served as Chief Financial Officer of Eat'n Park Hospitality Group, Inc. for over 30 years through 2008. He joined Eat'n Park in 1977 after serving as a senior audit manager with Price Waterhouse & Co. Age 69. Director since 2006.

Mr. Wohleber brings to the Board extensive finance experience as well as a background in public accounting.

Directors Continuing in Office

The following directors have terms ending in 2014:

John J. LaCarte has been the President of Model Cleaners, Uniforms & Apparel LLC since 1992. Age 46. Director since 1998 and Chairman of the Board since 2004.

Mr. LaCarte brings to the Board entrepreneurial and business management experience from successfully managing a business with over 20 locations and 200 employees. In addition, Mr. LaCarte lives and works in the communities that we serve.

R. Carlyn Belczyk is a Certified Public Accountant and a Shareholder of Guthrie, Belczyk & Associates, P.C. in Washington, Pennsylvania. Ms. Belczyk has been employed by Guthrie, Belczyk & Associates, P.C. since 1993. Age 61. Director since 2009.

Ms. Belczyk brings to the Board experience and skills in public accounting, as well as experience serving small and medium-sized businesses in the southern Pittsburgh area. In addition, Ms. Belczyk lives and works in the communities that we serve.

The following directors have terms ending in 2015:

Patrick G. O'Brien became President and Chief Executive Officer in May 2009. Mr. O'Brien served as Executive Vice President and Chief Operating Officer of FedFirst Financial and First Federal from September 2005 to May 2009. Prior to working with FedFirst Financial, Mr. O'Brien served as Regional President and Senior Lender – Commercial Lending with WesBanco Bank, Inc., Washington, Pennsylvania, from March 2002 to August 2005. Before serving with WesBanco Bank, Mr. O'Brien was Senior Vice President of Commercial Lending with Wheeling National Bank from August 1999 to March 2002, and Vice President and District Manager (Retail Banking) at PNC from 1993 to 1999. Age 51. Director since 2009.

As President and Chief Executive Officer, Mr. O'Brien brings to the Board knowledge of FedFirst Financial's operations as well as perspective on its strengths, challenges and opportunities. Mr. O'Brien also brings his extensive experience in community banking and his familiarity with our market area.

John M. Swiatek is currently a Managing Director of Innovation Sports & Entertainment a division of The Innovation Group. Prior to joining The Innovation Group in 2011, Mr. Swiatek was the Director of the Sports, Entertainment and Marketing division of GSP Consulting Corporation. Mr. Swiatek also co-founded and served as the President and Managing Partner of the Washington Wild Things, a minor league professional baseball team in Washington, Pennsylvania from 2001 until 2009. Age 55. Director since 2010.

Mr. Swiatek brings to the Board extensive business background in finance, management and marketing. In addition, Mr. Swiatek brings his familiarity with our market areas as well as the surrounding greater Pittsburgh metropolitan area.

Item 2 — Ratification of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed ParenteBeard LLC to be the Company's independent registered public accounting firm for 2013, subject to ratification by stockholders. A representative of ParenteBeard LLC is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the firm is not approved by a majority of the votes cast by stockholders at the annual meeting, other independent registered public accounting firms may be considered by the Audit Committee of the Board of Directors.

The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of ParenteBeard LLC as the Company's independent registered public accounting firm.

Item 3 — Advisory Vote on Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") requires, beginning in 2013, that we provide our shareholders with the opportunity to express their views, on a non-binding, advisory basis, on the compensation of our named executive officers as disclosed in this proxy statement. This vote, which is often referred to as the "say-on-pay" vote, provides shareholders with the opportunity to endorse or not endorse the following resolution:

"Resolved, that the shareholders approve the compensation of the named executive officers, as described in the tabular disclosure regarding named executive officer compensation and the accompanying narrative disclosure in this proxy statement."

Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors believes that the compensation practices of the Company are appropriately aligned to the long-term success of the Company and the interests of stockholders.

The Board of Directors unanimously recommends a vote "FOR" approval of the compensation of the named executive officers.

Item 4 — Advisory Vote on the Frequency of a Shareholder Vote to Approve Executive Compensation

The Dodd-Frank Act requires, among other things, that SEC-reporting companies obtain a non-binding shareholder vote on the frequency of the shareholder votes on executive compensation (at least once every six years) in addition to a non-binding shareholder vote on executive compensation (at least once every three years).

This proposal gives the Company's shareholders the opportunity to determine whether the frequency of shareholder votes on executive compensation will be every one, two or three years. Shareholders are not being asked to approve or disapprove of the Board's recommendation, but rather to indicate their own choice as among the frequency options. Shareholders may also abstain from voting on the frequency of shareholder votes on executive compensation.

Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering the frequency of shareholder votes on executive compensation.

The Board of Directors unanimously recommends a vote for the approval of a shareholder vote to approve the compensation of the named executive officers being conducted "EVERY YEAR."

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning total compensation earned or paid to the President and Chief Executive Officer and the two other most highly compensated executive officers of FedFirst Financial who served in such capacities at December 31, 2012. These officers are referred to as the named executive officers in this document.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[2]	All Other Compensation	Total
Patrick G. O'Brien	2012	$213,750	$54,000	$41,760	$48,840	$27,966[3]	$386,316
President and CEO	2011	193,750	46,500	—	24,525	25,958	290,733
Richard B. Boyer	2012	261,571[4]	22,281	20,880	28,920	20,811[5]	354,463
Vice President	2011	209,985[4]	5,225	—	16,350	31,098	262,658
Henry B. Brown III.	2012	132,000	18,000	20,880	22,850	18,881[6]	212,611
Senior Vice President and Chief Lending Officer	2011	128,375	15,000	—	13,080	18,096	174,551

(1) *These amounts represent the aggregate grant date fair value for outstanding restricted stock awards granted during the year indicated, computed in accordance with FASB ASC Topic 718. When shares become vested and are distributed from the trust in which they are held, the recipient will also receive an amount equal to accumulated cash and stock dividends (if any) paid with respect thereto, plus earnings thereon.*

(2) *These amounts represent the aggregate grant date fair value for outstanding stock option awards granted during the year indicated, computed in accordance with FASB ASC Topic 718. For information on the assumptions used to compute the fair value, see Note 13 to the Notes to the Consolidated Financial Statements. The actual value, if any, realized by an executive officer from any option will depend on the extent to which the market value of the common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by an executive officer will be at or near the value estimated above.*

(3) *Includes $10,000 in employer contributions to 401(k) Plan, $7,881 for value of shares allocated under the ESOP and $10,085 in perquisites which represent cell phone and executive health and dental insurance benefits.*

(4) *Mr. Boyer's salary, which includes commissions, was paid by Exchange Underwriters, Inc.*

(5) *Includes $10,000 in employer contributions to 401(k) Plan, $8,286 for value of shares allocated under the ESOP and $2,525 in perquisites.*

(6) *Includes $5,880 in employer contributions to 401(k) Plan, $4,534 for value of shares allocated under the ESOP and $8,467 in perquisites.*

Employment Agreements. FedFirst Financial and First Federal Savings Bank maintain an employment agreement with Patrick G. O'Brien (the "executive"). Exchange Underwriters, Inc. maintains an employment agreement with Richard B. Boyer. The employment agreements are intended to ensure that FedFirst Financial, First Federal Savings Bank and Exchange Underwriters, Inc. will be able to maintain a stable and competent management base.

Currently, the term of the employment agreement with Mr. O'Brien will expire on September 19, 2014, unless otherwise extended by the Board of Directors. The agreement provides that the Board of Directors may extend the term of the employment agreement on an annual basis for additional twelve months, unless the executive elects not to extend the term. Mr. O'Brien's current base salary is $220,000. In addition to the base salary, the agreement provides for, among other things, discretionary bonuses, participation in stock benefit plans and other fringe benefits applicable to executive personnel. All reasonable costs and legal fees paid or incurred by Mr. O'Brien in any dispute or question of interpretation relating to the employment agreement will be paid by FedFirst Financial if the executive is successful on the merits in a legal judgment, arbitration or settlement. The employment agreement also provides that FedFirst Financial and First Federal Savings Bank will indemnify Mr. O'Brien to the fullest extent legally allowable.

The employment agreement between Mr. Boyer and Exchange Underwriters, Inc. provides Mr. Boyer with a base salary of $176,000 per year, plus 25% of all first-year commissions generated by any salesperson of Exchange Underwriters, Inc. from sales of new insurance policies and an annual bonus equal to 20% of the year-over-year growth in Exchange Underwriters, Inc.'s annual audited net income. Mr. Boyer's compensation may be reviewed by Exchange Underwriters, Inc. in the event of a material change in his business responsibilities during the term of the agreement. The current term of the agreement is set to expire on September 19, 2014, unless otherwise extended by the Board of Directors. In addition to cash compensation, Mr. Boyer's agreement provides for health and welfare benefits, including disability and life insurance, on an equivalent basis to senior officers of First Federal Savings Bank and participation in the ESOP and 401(k) Plan.

See "*Retirement Benefits*" and "*Other Potential Post-Termination Benefits*" for a discussion of the benefits and payments Messrs. O'Brien and Boyer may receive under their employment agreements upon retirement or termination of employment.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options and stock awards that have not vested for each named executive officer outstanding as of December 31, 2012.

		Option Awards				Stock Awards	
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options Exercisable**	**Number of Securities Underlying Unexercised Options Unexercisable [(1)]**	**Option Exercise Price**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested [(1)]**	**Market Value of Shares or Units of Stock That Have Not Vested [(2)]**
Patrick G. O'Brien	8/8/06	21,307	—	$21.35	8/8/16	—	—
	8/7/09	4,262	2,840	6.55	8/7/19	946	15,372
	9/27/11	1,500	6,000	13.10	9/27/21	—	—
	4/2/12	—	6,000	13.92	4/2/22	3,000	48,750
	9/25/12	—	10,000	15.00	9/25/22	—	—
Richard B. Boyer	8/8/06	7,102	—	21.35	8/8/16	—	—
	9/27/11	1,000	4,000	13.10	9/27/21	—	—
	4/2/12	—	3,000	13.92	4/2/22	1,500	24,375
	9/25/12	—	6,500	15.00	9/25/22	—	—
Henry B. Brown III	8/8/08	1,516	378	14.15	8/8/18	189	3,071
	9/27/11	800	3,200	13.10	9/27/21	—	—
	4/2/12	—	2,500	13.92	4/2/22	1,500	24,375
	9/25/12	—	5,000	15.00	9/25/22	—	—

(1) Stock options and stock awards will vest in five equal annual installments commencing on the first anniversary of the grant date.

(2) Based upon FedFirst Financial's closing stock price of $16.25 on December 31, 2012.

Retirement Benefits

Split Dollar Arrangement. First Federal has entered into a split dollar life insurance agreement with Mr. Boyer. This agreement provides Mr. Boyer with a cash payment in the event he dies while in service with us. Under the terms of the agreement, we are the owners of and pay all the premiums on the life insurance policy under which Mr. Boyer is insured. Under the agreement, upon Mr. Boyer's death his designated beneficiary is entitled to $1,000,000 if he dies prior to age 65 and $500,000 if he dies after age 65. First Federal will be entitled to any remaining insurance proceeds. If Mr. Boyer terminates his employment prior to attaining his normal retirement age, his division of the insurance proceeds will be prorated based on his years of service with First Federal.

Other Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. In the event Mr. O'Brien or Mr. Boyer is terminated for cause (as defined in each executive's employment agreement) the agreements provide that the executive will receive his base salary through the date of his termination and retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

Payments Made Upon Termination for Reasons Other Than Cause. In the event FedFirst Financial or First Federal Savings Bank elects to terminate Mr. O'Brien for reasons other than for cause, or if he resigns after specified circumstances that would constitute constructive termination under the employment agreement, Mr. O'Brien (or, if he dies, his beneficiary) would be entitled to receive an amount equal to the remaining base salary payments due for the remaining term of his employment agreement. FedFirst Financial would also continue and/or pay for his health and dental coverage for the remaining term of the employment agreement.

Mr. Boyer's employment may be terminated without cause (as defined in his employment agreement) and voluntarily by Mr. Boyer with at least 60 days written notice to Exchange Underwriters, Inc. In the event of termination without cause, Mr. Boyer's employment agreement provides he will be entitled to his base salary at the rate in effect upon his termination and average monthly commissions (as defined in the agreement) for the then-remaining term of the agreement. Mr. Boyer also shall be eligible for group-term life insurance, health and dental insurance, short- and long-term group disability insurance, and to participate in the ESOP and 401(k) Plan for the remainder of the term of the agreement. The agreement also restricts Mr. Boyer's ability to compete in the marketplace for a period commencing on the effective date of the agreement and ending two years after the date in which Mr. Boyer ceases to be employed by Exchange Underwriters, Inc., unless Mr. Boyer is terminated without cause.

Payments Made Upon Disability. Under Mr. O'Brien's employment agreement, if he is terminated as the result of disability, he would be entitled to monthly disability payments, each in amount equal to two-thirds (2/3) of his weekly rate of base salary in effect as of the date of his termination of employment due to disability. The disability payments will end on the earlier of: (A) the date he returns to full-time employment at First Federal in the same capacity as he was employed prior to his termination for disability; (B) his death; (C) his attainment of age 65; or (D) the date the then-current term of the agreement would have expired. All benefits received during active employment would continue to be provided during any period of disability.

Under Mr. Boyer's employment agreement, if he is terminated for cause as a result of disability, Mr. Boyer would be entitled to monthly disability payments, each in an amount equal to sixty percent (60%) of his monthly rate of base salary in effect as of the date of his termination of employment due to disability and average monthly commissions (as defined in the agreement). Under the agreement the disability payments will end on the earlier of: (A) the date he returns to full-time employment with Exchange Underwriters, Inc. in the same capacity as he was employed prior to his termination for disability; (B) his death; (C) his attainment of age 65; or (D) the date the then-current term of the agreement would have expired. All benefits received during active employment would continue to be provided during any period of disability.

Payments Made Upon Death. Upon termination due to death, outstanding stock options granted pursuant to our 2006 Equity Incentive Plan and our 2011 Equity Incentive Plan automatically vest and remain exercisable until the earlier of one year from the date of death or the expiration date of the stock options. Restricted stock awards granted to these officers under the 2006 Equity Incentive Plan and 2011 Equity Incentive Plan also vest in full upon death.

Payments Made Upon a Change in Control. The employment agreements with Messrs. O'Brien and Boyer provide that if involuntary termination follows a change in control of FedFirst Financial or First Federal, the executive would be entitled to a severance payment equal to three times his annual base salary, and average yearly commission in the case of Mr. Boyer, in effect at the time of the change in control plus the continuation of health and dental benefits for a period not exceeding the earlier of: (A) three years from the termination date; (B) the executive's employment with another employer; or (C) the executive's death. Section 280G of the Internal Revenue Code provides that payments related to a change in control that equal or exceed three times the individual's "base amount" (defined as average annual taxable compensation over the five preceding calendar years) constitute "excess parachute payments." Individuals who receive excess parachute payments are subject to a 20% excise tax on the amount that exceeds the base amount, and the employer may not deduct such amounts. The employment agreements with Messrs. O'Brien and Boyer provide that if the total value of the benefits provided and payments made to him in connection with a change in control, either under their employment agreement alone or together with other payments and benefits that they have the right to receive from us, exceed three times their respective base amount ("280G Limit"), their severance payment will be reduced or revised so that the aggregate payments do not exceed his 280G Limit.

Under the terms of the ESOP, upon a change in control (as defined in the plan), the plan will terminate and the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under the ESOP are not categorized as parachute payments and, therefore, do not count towards each executive's 280G Limit.

In the event of a change in control of FedFirst Financial outstanding stock options granted pursuant to our 2006 Equity Incentive Plan and 2011 Equity Incentive Plan automatically vest and, if the option holder is terminated other than for cause within 12 months of the change in control, will remain exercisable until the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon a change in control. The value of the accelerated options and restricted stock grants count towards the executive's 280G Limit.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires FedFirst Financial's executive officers and directors, and persons who own more than 10% of any registered class of FedFirst Financial's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of copies of the reports we have received and written representations provided to us from the individuals required to file the reports, we believe that each of our executive officers and directors has complied with applicable reporting requirements for transactions in FedFirst Financial common stock during the year ended December 31, 2012 except that Mr. O'Brien, Ms. George and Ms. Ferrara each filed one late Form 4 with respect to one transaction.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by FedFirst Financial to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by First Federal to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. First Federal is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit First Federal to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

From time to time, First Federal makes loans and extensions of credit to its executive officers and directors. The outstanding loans made to our directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to First Federal, and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2012, all such loans were performing to their original terms.

SUBMISSION OF BUSINESS PROPOSALS AND STOCKHOLDER NOMINATIONS

The Company must receive proposals that stockholders seek to include in the proxy statement for the Company's next annual meeting no later than December 16, 2013. If next year's annual meeting is held on a date more than 30 calendar days from May 23, 2014, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 90 days prior to the date of the annual meeting; provided that if less than 100 days' notice or prior public disclosure of the date of the annual meeting is given to stockholders, such notice must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed to stockholders or prior public disclosure of the meeting date was made. A copy of the bylaws may be obtained from the Company.

STOCKHOLDER COMMUNICATIONS

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Communications regarding financial or accounting policies may be made in writing to the Chairman of the Audit Committee at FedFirst Financial Corporation c/o Corporate Secretary, 565 Donner Avenue, Monessen, Pennsylvania 15062 or by leaving a message at (724) 684-6800. Other communications to the Board of Directors and/or individual directors may be made in writing to the Chairman of the Nominating/Corporate Governance Committee or to the intended individual director at FedFirst Financial Corporation c/o Corporate Secretary, at the address listed above or by leaving a message at (724) 684-6800.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of FedFirst Financial common stock. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone without receiving additional compensation.

The Company's Annual Report to Stockholders has been mailed to persons who were stockholders as of the close of business on March 28, 2013. Any stockholder who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

A copy of the Company's Annual Report on Form 10-K, without exhibits, for the year ended December 31, 2012, as filed with the Securities and Exchange Commission, will be furnished without charge to persons who were stockholders as of the close of business on March 28, 2013 upon written request to Jennifer L. George, Corporate Secretary, FedFirst Financial Corporation, 565 Donner Avenue, Monessen, Pennsylvania 15062.

If you and others who share your address own your shares in street name, your broker or other holder of record may be sending only one Annual Report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate Annual Report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in street name and are receiving multiple copies of our Annual Report and proxy statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.



Monessen, Pennsylvania
April 17, 2013

Jennifer L. George
Corporate Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 0-54124

FEDFIRST FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	**25-1828028**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
565 Donner Avenue, Monessen, Pennsylvania	**15062**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (724) 684-6800

Securities registered under Section 12(b) of the Exchange Act:

Common Stock, par value $0.01 per share	**Nasdaq Stock Market LLC**
Title of each class	Name of each exchange on which registered

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by nonaffiliates as of June 30, 2012 was approximately $38,251,000.

The number of shares outstanding of the registrant's common stock as of March 6, 2013 was 2,530,341.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2013 Annual Meeting of Stockholders are incorporated by reference in Part III of this 10-K.

INDEX

This report contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on FedFirst Financial Corporation's current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include the following: interest rate trends; the general economic climate in the market area in which FedFirst Financial Corporation operates, as well as nationwide; FedFirst Financial Corporation's ability to control costs and expenses; competitive products and pricing; loan delinquency rates; and changes in federal and state legislation and regulation. Additional factors that may affect our results are discussed in this Annual Report on Form 10-K under "Item 1A. Risk Factors." These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. FedFirst Financial Corporation assumes no obligation to update any forward-looking statements.

PART I

ITEM 1. BUSINESS

General

FedFirst Financial Corporation ("FedFirst Financial" or the "Company") is a stock holding company established in 2010, whose wholly owned subsidiary is First Federal Savings Bank ("First Federal" or the "Bank"), a federally chartered stock savings bank. Through its wholly-owned subsidiary FedFirst Exchange Corporation ("FFEC"), the Bank has an 80% controlling interest in Exchange Underwriters, Inc. ("Exchange Underwriters"). Exchange Underwriters is a full-service, independent insurance agency that offers property and casualty, commercial liability, surety and other insurance products.

The Bank operates as a community-oriented financial institution offering residential, multi-family and commercial mortgages, consumer loans and commercial business loans as well as a variety of deposit products for individuals and businesses from seven locations in southwestern Pennsylvania. The Bank conducts insurance brokerage activities through Exchange Underwriters. The Bank is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Our website address is http://www.firstfederal-savings.com. Information on our website should not be considered a part of this Annual Report on Form 10-K.

Market Area

Our seven banking offices are located in Fayette, Washington and Westmoreland counties, which are located in the southern suburban area of metropolitan Pittsburgh. Generally, our offices are located in small industrial communities that, in the past, relied extensively on the steel industry. Until the mid-1970s, these communities flourished. However, the economy of our market area has diminished in direct correlation with the decline in the United States steel industry. With the decline of the steel industry, Fayette, Washington and Westmoreland counties now have smaller and more diversified economies, with employment in services constituting the primary source of employment in all three counties. The largest private-sector employers in our market area are providers of health care services.

The area has been impacted by the energy industry through the extraction of untapped natural gas reserves in the Marcellus Shale. The Marcellus Shale extends throughout much of the Appalachian Basin and most of Pennsylvania and is located near high-demand markets along the east coast. The proximity to these markets makes it an attractive target for energy development and has resulted in significant job creation through the development of gas wells and transportation of gas.

In the past, the communities in which our offices are located provided a stable customer base for traditional thrift products, such as savings, certificates of deposit and residential mortgages. Following the closing of the area's steel mills, population and employment trends declined. The population in many of the smaller communities in our market area continues to shrink as the younger population leaves to seek better and more reliable employment. As a result, the median age of our customers has been increasing. With an aging customer base and little new real estate development, the lending opportunities in our primary market area are limited. To counter these trends, we expanded into communities that are experiencing population growth and economic expansion and consolidated two offices. In 2006, we opened an office in Peters Township in Washington County. In 2007, we opened an office in the downtown area of Washington, Pennsylvania. In 2011 and 2012, we consolidated our Park Centre and Donora offices in the Middle Monongahela Valley area due to the close proximity of other branch locations.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market area and from other financial service companies, such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2012, which is the most recent date for which data is available from the FDIC, we held approximately 0.25% of the deposits in the Pittsburgh metropolitan area. Banks owned by The PNC Financial Services Group, Inc., Citizens Financial Group, Inc. and BNY Mellon also operate in our market area. These institutions, as well as many other banking institutions operating in our market area, are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

Residential Mortgage Loans. Our primary lending activity is the origination of mortgage loans to enable borrowers to purchase or refinance existing homes located in the greater Pittsburgh metropolitan area. We offer fixed and adjustable rate mortgage loans with terms up to 30 years. The relative amount of fixed and adjustable rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. Borrower demand for adjustable versus fixed rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed rate mortgage loans and the initial period interest rates and loan fees for adjustable rate loans. The loan fees charged, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

We currently have a low demand for our adjustable rate mortgage loans. Interest rates and payments on our adjustable rate mortgage loans generally adjust annually after an initial fixed period that ranges from one to ten years. Interest rates and payments on our adjustable rate loans generally are adjusted to a rate typically equal to 2.75% or 3.00% above the applicable index. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan.

Prior to 2006, we purchased newly originated, single family, fixed rate mortgage loans to supplement our origination activities. The properties securing the loans are located in 12 states around the country. We underwrote all of the purchased loans to the same standards as loans originated by us. We may purchase additional loans in the future to supplement our origination activities. At December 31, 2012, we had 77 purchased residential loans that totaled $10.2 million. Of these, 32 loans totaling $3.9 million were secured by homes in Michigan and 15 loans totaling $2.4 million were secured by homes in Ohio.

While residential real estate loans are normally originated with up to 30 year terms, such loans may remain outstanding for shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We generally do not make conventional loans with loan-to-value ratios exceeding 97%. Loans with loan-to-value ratios in excess of 80% typically require private mortgage insurance or additional collateral. We require all properties securing mortgage loans to be appraised by a board-approved, independent appraiser and title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance for loans on property located in a flood zone, before closing the loan.

In an effort to provide financing for low and moderate income and first-time buyers, we offer a special home buyers program. We offer residential mortgage loans through this program to qualified individuals and originate the loans using modified underwriting guidelines, including reduced fees and loan conditions. We do not engage in subprime or Alt-A lending.

Commercial and Multi-Family Real Estate Loans. We offer a variety of fixed and adjustable rate mortgage loans secured by commercial and multi-family real estate. These loans generally have terms of ten years with a 20 year amortization and are typically secured by apartment buildings, office buildings, or manufacturing facilities. Loans are secured by first mortgages, and amounts generally do not exceed 80% of the property's appraised value. In addition to originating these loans, we also purchase participation loans originated by and sell participation loans to other financial institutions in the region.

In reaching a decision on whether to grant a commercial or multi-family real estate loan, we consider the cash flow of the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. We also may look to the financial strength of any related entities in approving the request. We have generally required that the properties securing these real estate loans have a debt service coverage ratio (cash flow available to service debt/debt service) of at least 1.25x and a leverage ratio (debt-to-worth) of less than 3.0x. Environmental surveys are obtained for requests greater than $1.0 million or when circumstances suggest the possibility of the presence of hazardous materials. To monitor cash flow on income properties, we require borrowers and/or guarantors to provide annual financial statements regarding the commercial and multi-family real estate.

We underwrite all commercial loan participations to the same standards as loans originated by us. In addition, we also consider the financial strength and reputation of the lead lender. We require the lead lender to provide a full closing package as well as annual financial statements for the borrower and related entities so that we can conduct an annual loan review for all loan participations.

Prior to 2006, we purchased newly originated multi-family real estate loans as part of our efforts to increase our loan portfolio. The properties securing the loans are located in five states throughout the country. We sought geographic diversification among the purchased loans so that we would not concentrate exposure to changes in any particular local or regional economy. We underwrote all of the purchased loans to the same standards as loans originated by us. At December 31, 2012, purchased multi-family real estate loans totaled $4.2 million.

At December 31, 2012, our largest multi-family real estate loan was $3.5 million and was secured by a 10 building apartment complex. Our largest commercial real estate loan was a $2.4 million line of credit secured by a commercial property with $2.3 million outstanding. These loans were performing in accordance with their original terms at December 31, 2012.

At December 31, 2012, commercial real estate and multi-family purchased loan participations totaled $9.2 million and sold loan participations totaled $3.2 million. All of the properties securing these loans are located in the Pittsburgh metropolitan area. Our largest purchased participation loan was $1.2 million and largest sold participation loan was $2.0 million.

Construction Loans. We originate loans to individuals to finance the construction of residential dwellings. We also make loans for the construction of commercial properties, including apartment buildings and owner-occupied properties used for businesses. Our construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 to 18 months. At the end of the construction phase, the loan generally converts to a permanent mortgage loan. Loans generally can be made with a maximum loan-to-value ratio of 97% on residential construction and 80% on commercial construction. Loans with loan-to-value ratios in excess of 80% on residential construction generally require private mortgage insurance or additional collateral. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

At December 31, 2012, our largest outstanding residential construction loan commitment was for $1.0 million, of which $233,000 was disbursed. At December 31, 2012, our largest outstanding commercial construction commitment was a $1.5 million purchased participation loan of which $1.4 million was disbursed. These loans were performing in accordance with their original terms at December 31, 2012.

Commercial Business Loans. We originate commercial business loans to professionals and small businesses in our market area. We offer installment loans for a variety of business needs including capital improvements and equipment acquisition. Other commercial loans are secured by business assets such as accounts receivable, inventory, and equipment, and are typically backed by the personal guarantee of the borrower. We originate working capital lines of credit to finance the short-term needs of businesses. These credit lines are repaid by seasonal cash flows from operations and are also typically backed by the personal guarantee of the borrower. When evaluating commercial business loans, we perform a detailed financial analysis of the borrower and/or guarantor which includes but is not limited to: cash flow and balance sheet analysis, debt service capabilities, review of industry (geographic and economic conditions) and collateral analysis.

We also provide financing to a Pittsburgh area machinery and equipment leasing company. These loans are secured with an assignment of machinery and equipment leases. At December 31, 2012, we had seven loans for equipment leases totaling $3.5 million.

At December 31, 2012, our largest commercial business loan relationship was a $3.0 million warehouse line of credit, of which $1.0 million was outstanding. This loan was performing in accordance with its original terms at December 31, 2012.

Consumer Loans. Our consumer loans include home equity lines of credit, home equity installment loans, loans on savings accounts, and personal lines of credit and installment loans.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Home equity installment loans and home equity lines of credit are generally originated with a loan-to-value ratio of 80% or less. On occasion we originate home equity loans with a loan-to-value ratio greater than 80% and, in 2007, we discontinued offering home equity loans with a loan-to-value ratio greater than 100%. Home equity lines of credit have adjustable rates of interest that are indexed to the prime rate. Home equity installment loans have fixed interest rates and terms that range up to 30 years. We also offer secured and unsecured consumer loans that have fixed interest rates and terms that can range from one to 10 years.

Loan Underwriting Risks

Adjustable Rate Loans. While we anticipate that adjustable rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed rate mortgages, the increased mortgage payments required of adjustable rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. In addition, although adjustable rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial Business Loans. Commercial business loans are higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. A debt service coverage ratio of at least 1.25x and a leverage ratio of less than 3.0x are also applicable to commercial business loans. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We also maintain allowable advance rates for each collateral type to ensure coverage.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales

Loan originations come from a number of sources. The primary source of loan originations are telephone marketing efforts, existing customers, walk-in traffic, loan brokers, advertising and referrals from customers. We have a relationship with a mortgage broker through which we originate a substantial portion of our residential mortgage loans, and we have a relationship with a commercial leasing company through which we originate commercial equipment leases. We originate loans for our portfolio and have not sold any loans. Prior to 2006, we purchased loans to supplement our own loan originations.

Loan Approval Procedures and Authority

Our lending activities follow written, nondiscriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board of directors has granted certain loan approval authority to a committee of officers. The loan committee approves all residential mortgages, construction loans and consumer loans. All commercial and multi-family loans with commercial direct hard exposure ("CDHE") of $500,000 or more and loans or extensions of credit to insiders require the approval of the board of directors. All commercial loans with CDHE up to $500,000 require approval from a committee that includes two executive officers.

Loans to One Borrower

The maximum amount that we may lend to one borrower and the borrower's related entities is limited, by regulation, to generally 15% of our unimpaired capital and surplus. At December 31, 2012, our regulatory limit on loans to one borrower was $6.7 million. At that date, our largest lending relationship was a $3.9 million commercial real estate relationship. The loans were performing in accordance with their original terms at December 31, 2012.

Loan Commitments

We issue commitments for fixed and adjustable rate mortgage and commercial loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our residential loan commitments expire after 45 days and our commercial loan commitments expire after 90 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, Government-sponsored enterprise securities and securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank ("FHLB") of Pittsburgh stock. While we have the authority under applicable law and our investment policies to invest in derivative securities, we have never invested in such investments.

At December 31, 2012, our investment portfolio consisted of municipal bonds, mortgage-backed securities issued primarily by Fannie Mae and Freddie Mac, guaranteed REMIC pass-through certificates, and corporate debt securities.

Municipal bonds are a type of security issued by a state, municipality or county to finance its capital expenditures. Municipal bonds are typically exempt from federal taxes and from most state taxes in which they are issued. Municipal bonds may be general obligations of the issuer or secured by specific revenues. General obligation bonds are unsecured and backed by the full faith and credit of the municipality and are paid off with funds from taxes and other fees. Revenue bonds are used to fund projects that will eventually create revenue directly, such as a toll road or lease payments for a new building. Municipal bonds have traditionally had very low rates of default as they are backed either by government power to tax or revenue.

Mortgage-backed securities are asset-backed securities that represent a claim on the cash flows from mortgage loans through securitization. Mortgage-backed securities are typically pass-through in nature with repayment of principal and interest to the security holder occurring over the life of the security.

REMICs (real estate mortgage investment conduits) represent a participation interest in a pool of mortgages. REMICs are created by redirecting the cash flows from the pool of mortgages underlying those securities to create two or more classes (or tranches) with different maturity or risk characteristics designed to meet a variety of investor needs and preferences. REMICs may be sponsored by U.S. Government agencies and Government-sponsored enterprises.

We also invested in corporate debt and are subject to credit risk related to pooled trust preferred insurance company term obligations. Corporate debt securities generally have greater credit risk than Government-sponsored enterprises securities, but generally have higher yields than government securities of similar duration. Therefore, we limit the amount of the portfolio based on these concerns.

Our investment objectives are to provide and maintain liquidity, to provide collateral for pledging requirements, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of investment when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of the investment policy and appointment of the Investment Committee. The Investment Committee is responsible for implementation of the investment policy and monitoring our investment performance. Individual investment transactions are reviewed and ratified by the board of directors on a monthly basis.

Insurance Activities

We conduct insurance brokerage activities through our 80%-owned subsidiary, Exchange Underwriters. Exchange Underwriters is a full-service, independent insurance agency that offers property and casualty, commercial liability, surety and other insurance products for small businesses and individuals through over 25 insurance carriers. Exchange Underwriters is licensed in more than 35 states. In addition to serving businesses and individuals in the Pittsburgh metropolitan areas, Exchange Underwriters has developed specialty programs that are sold nationwide.

Exchange Underwriters generates revenues primarily from commissions paid by insurance companies with respect to the placement of insurance products. Commission revenue includes contingent commissions, which are commissions paid by an insurance carrier that are based on the overall profit and/or volume of the business placed with that insurance carrier during a particular calendar year.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and economic conditions.

Deposits. Substantially all of our depositors are residents of Pennsylvania. Deposits are attracted from within our market area through the offering of a broad selection of deposit products such as noninterest-bearing demand deposits, interest-bearing demand accounts, savings accounts, money market accounts and certificates of deposit (including individual retirement accounts). We consider demand deposits, savings accounts and money market accounts to be core deposits. Deposit products are supported by services including online banking, bill pay and telephone banking. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, liquidity needs, profitability, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing semi-monthly. Our current strategy is to offer competitive rates on all types of deposit products.

In addition to accounts for individuals, we also offer deposit accounts designed for the businesses operating in our market area. Our business banking deposit products include commercial checking accounts, money market accounts, sweep and insured money sweep services, online banking with bill pay and automated clearinghouse, as well as remote electronic deposit.

At December 31, 2012, we did not have any brokered deposits.

Borrowings. We utilize advances from the FHLB and, to a limited extent, repurchase agreements to supplement our supply of investable funds. The Bank also has the ability to borrow from the Federal Reserve based upon eligible collateral and has two unsecured discretionary lines of credit with other financial institutions. The FHLB functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States or Government-sponsored enterprises), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness.

Personnel

At December 31, 2012, we had 85 full-time equivalent employees, including 17 employees of our insurance agency subsidiary, none of whom is represented by a collective bargaining unit. We believe that our relationship with our employees is good.

Subsidiaries

FedFirst Financial's only direct subsidiary is First Federal Savings Bank. First Federal Savings Bank's only direct subsidiary is FedFirst Exchange Corporation. FedFirst Exchange Corporation owns an 80% interest in Exchange Underwriters.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are elected annually by the board of directors and serve at the board's discretion. The following individuals currently serve as executive officers of FedFirst Financial and its subsidiaries.

Name	Position
Patrick G. O'Brien	President and Chief Executive Officer of FedFirst Financial, First Federal and Exchange Underwriters and President of FFEC.
Jamie L. Prah	Senior Vice President—Chief Financial Officer of FedFirst Financial, First Federal, FFEC and Exchange Underwriters and Assistant Corporate Secretary of First Federal.
Richard B. Boyer	Vice President—Insurance Operations of First Federal and President and Chief Operating Officer of Exchange Underwriters.
Henry B. Brown III	Senior Vice President—Chief Lending Officer of First Federal
Jennifer L. George	Senior Vice President—Chief Risk Officer of First Federal and Corporate Secretary of FedFirst Financial, First Federal and FFEC and Assistant Corporate Secretary of Exchange Underwriters.
DaCosta Smith, III	Vice President—Manager Human Resources of First Federal and Vice President of FedFirst Financial
Geraldine A. Ferrara	Vice President—Manager Branch Service and Sales of First Federal

Below is information regarding our executive officers who are not also directors. Each executive officer has held his or her current position for at least the last five years unless stated otherwise. Ages presented are as of December 31, 2012.

Jamie L. Prah was appointed as Senior Vice President—Chief Financial Officer of FedFirst Financial and First Federal in September 2011 after previously serving as Vice President—Controller and Treasurer of First Federal since February 2005. In 2010, Mr. Prah was also appointed Assistant Corporate Secretary of First Federal. Age 42.

Henry B. Brown III was appointed as Senior Vice President—Chief Lending Officer in September 2011 after previously serving as Vice President—Manager Production & Credit of First Federal since August 2007. Prior to joining First Federal, Mr. Brown served as Senior Vice President—Treasury Management at WesBanco Bank, Inc. from May 2005 to August 2007. Age 61.

Geraldine A. Ferrara was appointed as Vice President—Manager Branch Services and Sales in August 2006 after previously serving as Vice President—Consumer Sales Manager since October 2005. Age 61.

Jennifer L. George was appointed as Senior Vice President—Chief Risk Officer in September 2011 after previously serving as Vice President—Bank Operations since July 2007. Ms. George joined First Federal in January 2006 as Assistant Controller. In 2010, Ms. George was also appointed Corporate Secretary of FedFirst Financial and First Federal. Age 41.

DaCosta Smith, III has served as the Vice President—Manager Human Resources for First Federal since 1992. Age 57.

REGULATION AND SUPERVISION

General

First Federal Savings Bank, as a federal savings association, is currently subject to extensive regulation, examination and supervision by the Office of the Comptroller of the Currency ("OCC"), as its primary federal regulator, and by the Federal Deposit Insurance Corporation ("FDIC") as the insurer of its deposits. First Federal is a member of the FHLB System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. First Federal must file reports with the OCC concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OCC to evaluate First Federal's safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of an adequate allowance for loan losses for regulatory purposes. Any change in such policies, whether by the OCC, the FDIC or Congress, could have a material adverse effect on FedFirst Financial and First Federal and their operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") made extensive changes to the regulation of First Federal. Under the Dodd-Frank Act, the Office of Thrift Supervision was eliminated and responsibility for the supervision and regulation of federal savings associations such as First Federal was transferred to the OCC on July 21, 2011. The OCC is the agency that is primarily responsible for the regulation and supervision of national banks. Additionally, the Dodd-Frank Act created a new Consumer Financial Protection Bureau as an independent bureau of the Board of Governors of the Federal Reserve System ("FRB"). The Consumer Financial Protection Bureau assumed responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations and has authority to impose new requirements. However, institutions of less than $10 billion in assets, such as First Federal, will continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the enforcement authority of, their prudential regulators.

Certain of the regulatory requirements that are applicable to First Federal and FedFirst Financial are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on First Federal and FedFirst Financial.

Capital Requirements

The applicable capital regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital less certain specified deductions from total capital such as reciprocal holdings of depository institution capital instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor assigned by the capital regulation based on the risks believed inherent in the type of asset. Tier 1 (core) capital is generally defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible debt securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OCC also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular risks or circumstances. At December 31, 2012, First Federal met each of its capital requirements.

Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, requires the FRB to promulgate consolidated capital requirements for depository institution holding companies, including savings and loan holding companies, that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. On August 30, 2012, the federal banking agencies issued proposed rules that would implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. "Basel III" refers to two consultative documents released by the Basel Committee on Banking Supervision in December 2009, the rules text released in December 2010, and loss absorbency rules issued in January 2011, which include significant changes to bank capital, leverage and liquidity requirements.

The proposed rules include new risk-based capital and leverage ratios, which would be phased in from 2013 to 2019, and would revise the definition of what constitutes "capital" for purposes of calculating those ratios. The proposed new minimum capital level requirements applicable to FedFirst Financial and First Federal under the proposals would be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. The proposed rules would eliminate the inclusion of certain instruments, such as trust preferred securities, from tier 1 capital. Instruments issued prior to May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less and phased out over a period of 10 years ending in 2022. The proposed rules would also establish a "capital conservation buffer" of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital and would result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement would be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

Federal Banking Regulation

Business Activities. The activities of federal savings banks, such as First Federal, are governed by federal laws and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Prompt Corrective Regulatory Action. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept broker deposits. The OCC is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OCC could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and critically undercapitalized institutions are subject to additional mandatory and discretionary measures.

Insurance of Deposit Accounts. First Federal's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Under the FDIC's existing risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. Assessment rates range from seven to 77.5 basis points on the institution's assessment base, which is calculated as total assets minus tangible equity.

Deposit insurance per account owner is currently $250,000. The FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, non-interest bearing transaction accounts would receive unlimited insurance coverage until December 31, 2010, which was later extended to December 31, 2012. First Federal opted to participate in the unlimited coverage for noninterest bearing transaction accounts.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of First Federal. Management cannot predict what insurance assessment rates will be in the future.

Loans to One Borrower. Federal law provides that savings associations are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

Qualified Thrift Lender Test. Federal law requires savings associations to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities but also including education, credit card and small business loans) in at least nine months out of each 12-month period.

A savings association that fails the qualified thrift lender test is subject to certain operating restrictions, including dividend limitations. The Dodd-Frank Act made noncompliance with the qualified thrift lender test a violation of law that could result in an enforcement action. As of December 31, 2012, First Federal maintained 80.23% of its portfolio assets in qualified thrift investments and maintained at least 65% of its portfolio assets in qualified thrift investments in each of the previous 12 months, therefore, meeting the qualified thrift lender test.

Limitation on Capital Distributions. Federal regulations impose limitations upon all capital distributions by a savings association, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the OCC is required before any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OCC regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OCC. If an application is not required, the institution must still provide 30 days prior written notice to the FRB of the capital distribution if, like First Federal, it is a subsidiary of a holding company, as well as an informational notice filing to the OCC. If First Federal's capital ever fell below its regulatory requirements or the OCC notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the OCC could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OCC determines that such distribution would constitute an unsafe or unsound practice.

Community Reinvestment Act. All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. An institution's failure to satisfactorily comply with the provisions of the Community Reinvestment Act could result in denials of regulatory applications. Responsibility for administering the Community Reinvestment Act, unlike other fair lending laws, is not being transferred to the Consumer Financial Protection Bureau. First Federal received a "satisfactory" Community Reinvestment Act rating in its most recently completed examination.

Transactions with Related Parties. Federal law limits First Federal's authority to engage in transactions with "affiliates" (e.g., any entity that controls or is under common control with First Federal, including FedFirst Financial and their other subsidiaries). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings association. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings association's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must generally be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings association may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by FedFirst Financial to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, First Federal's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The laws limit both the individual and aggregate amount of loans that First Federal may make to insiders based, in part, on First Federal's capital level and requires that certain board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional limitations based on the type of loan involved.

Enforcement. The OCC currently has primary enforcement responsibility over savings associations and has authority to bring actions against the institution and all institution-affiliated parties, including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful actions likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1.0 million per day in especially egregious cases. The FDIC has the authority to recommend to the OCC that enforcement action be taken with respect to a particular savings association. If action is not taken by the OCC, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

FHLB System. First Federal is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. First Federal, as a member of the FHLB of Pittsburgh, is required to acquire and hold shares of capital stock in that FHLB. First Federal was in compliance with this requirement with an investment in FHLB of Pittsburgh stock at December 31, 2012 of $3.8 million.

Federal Reserve System. The FRB regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal and regular checking accounts). For 2013, the regulations provided that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $71.0 million; a 10% reserve ratio is applied above $71.0 million. The first $11.5 million of otherwise reservable balances (subject to adjustments by the FRB) are exempted from the reserve requirements. The amounts are adjusted annually and, for 2013, require a 3% ratio for up to $79.5 million and an exemption of $12.4 million. First Federal complies with the foregoing requirements.

Other Regulations

First Federal's operations are also subject to federal laws applicable to credit transactions, including the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; and
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of First Federal also are subject to laws such as the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and
- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check.

Holding Company Regulation

General. As a savings and loan holding company, FedFirst Financial is subject to FRB regulations, examinations, supervision, reporting requirements and regulations regarding its activities. In addition, the FRB has enforcement authority over FedFirst Financial and its non-savings institution subsidiaries. Among other things, this authority permits the FRB to restrict or prohibit activities that are determined to be a serious risk to First Federal.

FedFirst Financial is a unitary savings and loan holding company within the meaning of federal law. As a unitary savings and loan holding company that was in existence prior to May 4, 1999, FedFirst Financial is generally not restricted as to the types of business activities in which it may engage, provided that First Federal continues to be a qualified thrift lender.

Federal law prohibits a savings and loan holding company from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or savings and loan holding company thereof, without prior written approval of the FRB or from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings associations, the FRB must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The FRB is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings association in another state if the laws of the state of the target savings association specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Source of Strength. The Dodd-Frank Act also extends the "source of strength" doctrine to savings and loan holding companies. The regulatory agencies must promulgate regulations implementing the "source of strength" policy that holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Dividends. The FRB has the power to prohibit dividends by savings and loan holding companies if their actions constitute unsafe or unsound practices. The FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which also applies to savings and loan holding companies and which expresses the FRB's view that a holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations, the FRB may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

Acquisition of FedFirst Financial. Under the Federal Change in Bank Control Act, a notice must be submitted to the FRB if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the FRB has found that the acquisition will not result in a change of control of FedFirst Financial. Under the Change in Control Act, the FRB generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

ITEM 1A. RISK FACTORS

The current economic conditions pose significant challenges that could adversely affect our financial condition and results of operations.

Our success depends to a large degree on the general economic conditions in Southwestern Pennsylvania. Our market has experienced a significant downturn in which we have seen falling home prices, rising foreclosures and an increased level of commercial and consumer delinquencies. If economic conditions do not improve or continue to decline, we could experience reduced demand for our products and services, increased problem assets and foreclosures and increased loan losses, each of which could further adversely affect our business.

We could experience further adverse consequences in the event of a prolonged economic downturn in our market due to our exposure to commercial loans across various lines of business. A prolonged economic downturn could adversely affect collateral values or cash flows of the borrowing businesses, and as a result our primary source of repayment could be insufficient to service the debt. Another adverse consequence in the event of a prolonged economic downturn in our market could be the loss of collateral value on commercial and real estate loans that are secured by real estate located in our market area. A further significant decline in real estate values in our market would mean that the collateral for many of our loans would provide less security. As a result, we would be more likely to suffer losses on defaulted loans because our ability to fully recover on defaulted loans by selling the real estate collateral would be diminished.

Future economic conditions in our market will depend on factors outside of our control such as political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government, military and fiscal policies and inflation.

Changes in interest rates could reduce our net interest income and earnings.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates – up or down – could adversely affect our net interest spread and, as a result, our net interest income and net interest margin. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the "yield curve" – or the spread between short-term and long-term interest rates – could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

Our emphasis on residential mortgage loans exposes us to a risk of loss due to a decline in property values.

At December 31, 2012, $120.9 million, or 47.4%, of our loan portfolio consisted of residential mortgage loans, and $49.4 million, or 19.3%, of our loan portfolio consisted of home equity loans. Home equity loans are generally originated with a loan-to-value ratio of 80% or less and, on occasion, are originated with a loan-to-value ratio greater than 80%. Until 2007, such loans were offered with combined loan-to-value ratios of up to 125%. Recent declines in the housing market have resulted in declines in real estate values in our market areas. These declines in real estate values could cause some of our mortgage and home equity loans to be inadequately collateralized – particularly those home equity loans that were originated with combined loan-to-value ratios in excess of 100% – which would expose us to a greater risk of loss in the event that we seek to recover on defaulted loans by selling the real estate collateral.

Commercial lending and the unseasoned nature of our commercial loan portfolio may expose us to increased lending risks.

At December 31, 2012, $81.1 million, or 31.7%, of our loan portfolio consisted of commercial and multi-family real estate loans, commercial construction loans and commercial business loans. Commercial lending is an important part of our business strategy, and we expect this portion of our loan portfolio to continue to grow. Commercial loans generally expose a lender to greater risk of non-payment and loss than residential mortgage loans because repayment of the loans often depends on the successful operation of the borrower's business. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential mortgage loans. Many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. In addition, many of our commercial real estate and commercial business loans are unseasoned, meaning that they were originated recently. Our limited experience with these loans does not provide us with a significant payment history pattern with which to judge future collectability. As a result, it may be difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our expectations, which could negatively affect our future performance.

Higher loan losses could require us to increase our allowance for loan losses through a charge to earnings.

When we loan money we incur the risk that our borrowers will not repay their loans. We reserve for loan losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of loan losses inherent in our loan portfolio. The process for determining the amount of the allowance is critical to our financial results and condition. It requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. We might underestimate the loan losses inherent in our loan portfolio and have loan losses in excess of the amount reserved. We might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable-rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to repay their loans, resulting in our charging off more loans and increasing our allowance. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. In addition, our determination as to the amount of our allowance for loan losses is subject to review by our primary regulator, the OCC, as part of its examination process, which may result in the establishment of an additional allowance based upon the judgment of the OCC after a review of the information available at the time of its examination. Our allowance for loan losses amounted to 1.13% of total loans outstanding and 131% of nonperforming loans at December 31, 2012. Our allowance for loan losses at December 31, 2012, may not be sufficient to cover future loan losses. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

Our purchase of out-of-state loans may expose us to increased lending risks.

Prior to 2006, we purchased newly originated residential and multi-family real estate loans secured by properties throughout the United States in order to supplement our own loan originations. At December 31, 2012, we had $10.2 million of purchased residential mortgage loans, of which $763,000 were non-performing, and $4.2 million of purchased multi-family real estate loans, of which all were performing. $6.3 million of the residential loans are located in Michigan and Ohio, which have experienced high levels of unemployment and were significantly impacted by the economic downturn. It is difficult to assess the future performance of this part of our loan portfolio because the properties securing these loans are located outside of our market area, which makes them more difficult to monitor. We can give no assurance that these loans will not have delinquency or charge-off levels above our historical experience, which would adversely affect our future performance.

If we conclude that the decline in value of any of our investment securities is other-than-temporary, we are required to write down the value of that security through a charge to earnings.

As of December 31, 2012, our investment portfolio included four securities with unrealized losses of $2.1 million that we considered for other-than-temporary impairment ("OTTI"). We evaluate our securities portfolio for OTTI throughout the year. Each investment that has a fair value less than book value is reviewed on a quarterly basis. An impairment charge is recorded against individual securities if management concludes that the decline in value is other-than-temporary. Any charges for OTTI would not impact cash flow, tangible capital or liquidity.

Included in securities with unrealized losses are three trust preferred securities with an amortized cost of $4.0 million and a fair value of $1.9 million at December 31, 2012. The trust preferred securities were issued by two issuer pools consisting of insurance companies. A number of factors or combinations of factors could cause us to conclude in future reporting periods that these securities have experienced OTTI. These factors include, but are not limited to, failure to make scheduled interest payments, an increase in the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions, and industry or issuer-specific factors that would render us unable to forecast a full recovery of the amortized cost basis.

Our inability to retain deposits as they become due may cause us to rely more heavily on wholesale funding strategies, which could increase our expenses and adversely affect our operating margins and profitability.

A large percentage of our certificates of deposit have maturities of less than one year. The Bank has marketing and pricing initiatives to retain these certificates of deposit when they mature, however, there can be no guarantee that we will retain the deposits necessary to continue to fund asset growth at reasonable prices. If we are not able to maintain sufficient deposits, we will have to rely more heavily on wholesale strategies to fund our asset growth, which historically are more expensive than retail sources of funding. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

We do not control the premiums on which our insurance commissions are based, and volatility or declines in premiums may negatively impact the revenues of our insurance agency.

Exchange Underwriters derives most of its revenues from commissions for brokerage services. We do not determine insurance premiums on which our commissions are generally based. Fluctuations in premiums charged by the insurance carriers have a direct and potentially material impact on Exchange Underwriters' results of operations. Commission levels generally follow the same trend as premium levels, as commissions are derived from a percentage of the premiums paid by the insured. Due to their cyclical nature, insurance premiums may vary widely between periods. Such variations can have a potentially material impact on our commission revenues.

Contingent commissions paid by insurance companies are less predictable than standard commissions, and any decrease in the amount of contingent commissions received by Exchange Underwriters could adversely affect its results of operations.

Exchange Underwriters derives a portion of its revenues from contingent commissions paid by insurance companies. Contingent commissions are special revenue-sharing commissions paid by insurance companies based upon the profitability, volume and/or growth of the business placed with such companies during the prior year. If, due to the current economic environment or for any other reason, Exchange Underwriters is unable to meet insurance companies' profitability, volume and/or growth thresholds, and/or insurance companies increase their estimate of loss reserves, over which Exchange Underwriters has no control, actual contingent commissions received by Exchange Underwriters could be less than anticipated, which could negatively affect Exchange Underwriters' revenues.

Strong competition within our market area could reduce our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2012, which is the most recent date for which information is available, we held 0.25% of the deposits in the Pittsburgh metropolitan area and 1.79% of the deposits in the counties in which our offices are located. Several of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Our market area limits our growth potential.

Our offices are located primarily in small industrial communities in the southern suburban area of metropolitan Pittsburgh. Most of these communities have experienced population and economic decline as a result of the decline of the United States steel industry. Because we have an aging customer base and there is little new real estate development in several of the communities where our offices are located, the opportunities for originating loans and growing deposits in our primary market area are limited. If we are unable to grow our business it will be difficult for us to increase our earnings.

Our branching strategy may not be successful.

A key component of our strategy to grow and improve profitability is to expand into communities that are experiencing population growth and economic expansion while also successfully servicing the small industrial communities in what has historically been our primary footprint. In 2006, we opened a new branch in Peters Township in Washington County, Pennsylvania. In 2007, we opened a new branch located in the downtown area of Washington, Pennsylvania. In 2011 and 2012, we consolidated two branches due to the close proximity of other branch locations. We can provide no assurance that we will be successful in increasing the volume of our loans and deposits by expanding our branch network into communities experiencing growth. Building and/or staffing new branch offices will increase our operating expenses. We can provide no assurance that we will be able to manage the costs and implementation risks associated with this strategy so that expansion of our branch network will be profitable.

We are dependent upon the services of key executives.

We rely heavily on our President and Chief Executive Officer, Patrick G. O'Brien. We also rely heavily on the President of Exchange Underwriters, Richard B. Boyer, to manage our insurance operations. The loss of Mr. O'Brien or Mr. Boyer could have a material adverse impact on our operations because, as a small company, we have fewer management-level personnel that have the experience and expertise to readily replace these individuals. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition, and results of operations. We have employment agreements with Messrs. O'Brien and Boyer. We maintain life insurance covering Mr. Boyer under a bank-owned life insurance program.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the FRB, which regulates savings and loan holding companies, the OCC, which regulates all national banks and federal savings associations, and by the FDIC, as our insurer of our deposits. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for holders of our common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Recently enacted regulatory reform may have a material impact on our operations.

The Dodd-Frank Act, enacted in 2010, restructured the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision, which previously regulated the Bank, was merged into the OCC, which until then only regulated national banks. As a result of the Dodd-Frank Act, savings and loan holding companies, including FedFirst Financial, are now regulated by the FRB. The Dodd-Frank Act also created a new federal agency to administer consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. The federal preemption of state laws previously accorded federally chartered depository institutions has been reduced, and State Attorneys General now have greater authority to bring a suit against a federally chartered institution, such as the Bank, for violations of certain state and federal consumer protection laws. As required by the Dodd-Frank Act, the federal banking regulators have proposed new consolidated capital requirements, which will limit our ability to borrow at the holding company level and invest the proceeds from such borrowings as capital in the Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies have taken stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses as a result of the recent economic crisis. The actions include the entering into of written agreements and cease and desist orders that place certain limitations on their operations. Federal bank regulators recently have also been using with more frequency their ability to impose individual minimal capital requirements on banks, which requirements may be higher than those imposed under the Dodd-Frank Act or which would otherwise qualify the bank as being "well capitalized" under the FDIC's prompt corrective action regulations. If we were to become subject to a supervisory agreement or higher individual capital requirements, such action may have a negative impact on our ability to execute our business plans, as well as our ability to grow, pay dividends or engage in mergers and acquisitions and may result in restrictions in our operations.

Increased and/or special FDIC assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the FDIC imposed a one-time special assessment and significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs in recent years and negatively impacted our earnings. Additional increases in the base assessment rate or special assessments would negatively impact our earnings.

We own stock in the FHLB of Pittsburgh, which has experienced financial difficulties.

Our agreement with the FHLB of Pittsburgh requires us to purchase capital stock in the FHLB commensurate with the amount of our advances and unused borrowing capacity. This stock is carried at cost and was $3.8 million at December 31, 2012. If the FHLB of Pittsburgh is unable to meet minimum regulatory capital requirements or is required to aid the remaining FHLBs, our holding of FHLB stock may be determined to be other-than-temporarily impaired and may require a charge to our earnings, which could have a material impact on our financial condition, results of operations and cash flows.

Additionally, while the FHLB resumed paying dividends and making capital stock repurchases in February 2012, capital stock repurchases and dividends from member banks are reviewed on a quarterly basis by the FHLB and could be discontinued in the future. Repurchases of excess capital stock have also been limited and are determined on a quarterly basis. The absence of a dividend, limitations on the redemption of our FHLB stock, and the obligation to increase our investment in the FHLB would hurt our interest income.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

In addition, we provide our customers with the ability to bank remotely, including over the Internet and over the telephone. The secure transmission of confidential information over the Internet and other remote channels is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could materially and adversely affect us.

Additionally, financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than we do and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We currently conduct our banking business through seven full-service offices in Monessen, Monongahela, Belle Vernon, Uniontown, Perryopolis, McMurray and Washington, Pennsylvania. Our administrative offices are located in Monessen, Pennsylvania. We own all of our banking offices except for those in McMurray and Washington. The lease for our McMurray office expires in 2014 and has an option for an additional five year period. The lease for our Washington office expires in 2017 and has an option for two additional five year periods. The Uniontown office is subject to a ground lease that expires in 2014 and has an option to extend for two separate five year periods.

Exchange Underwriters' office is located in two buildings in Canonsburg, Pennsylvania, one of which is leased and the other which is owned. The lease for our Exchange Underwriters' office expires in 2017 and has an option for an additional five year period.

The net book value of the land, buildings, furniture, fixtures and equipment owned by us was $1.8 million at December 31, 2012.

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse affect on our financial condition, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market, Holder and Dividend Information

Our common stock is listed on the NASDAQ Capital Market under the trading symbol "FFCO." The following table sets forth the high and low sales prices of the common stock as reported on the NASDAQ Capital Market and the dividend paid per share of common stock for the four quarters of 2012 and 2011.

	2012			2011		
Quarter	**High**	**Low**	**Dividend**	**High**	**Low**	**Dividend**
First Quarter	$ 14.00	$ 13.20	$ 0.03	$ 14.30	$ 13.10	$ 0.03
Second Quarter	14.31	13.58	0.04	16.50	13.85	0.03
Third Quarter	15.25	14.20	0.04	15.51	13.05	0.03
Fourth Quarter	16.58	15.00	0.29	13.80	12.66	0.03

In 2012, FedFirst Financial declared and paid a cash dividend of $0.04 per common share in the second, third and fourth quarter and $0.03 per common share in the first quarter and, in 2011, FedFirst Financial declared and paid a cash dividend of $0.03 per common share in each quarter. In addition, FedFirst Financial declared and paid a $0.25 per common share special cash dividend in the fourth quarter of 2012. In 2012 and 2011, the dividend payout ratio using diluted earnings per share was 50.0% and 40.0% respectively.

FedFirst can provide no assurance that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue. FedFirst Financial's ability to pay dividends is dependent on available cash and profitability of the Bank as a source of additional funds. For a discussion of restrictions on the payment of cash dividends by the Bank, see "*Business – Regulation and Supervision – Federal Savings Bank Regulation – Limitation on Capital Distributions*" in this Annual Report on Form 10-K.

As of March 6, 2013, there were approximately 232 holders of record of our common stock, excluding the number of persons or entities holding stock in street name through various brokerage firms.

Purchases of Equity Securities

The Company made the following purchases of its common stock during the three months ended December 31, 2012.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Programs[(1)(2)]	Maximum Number of Shares that May Yet be Purchased Under the Programs[(1)(2)]
October 1-31, 2012	8,500	$ 15.23	8,500	—
November 1-30, 2012	128,275	15.46	128,275	156,725
December 1-31, 2012	186,984	16.42	156,725	—
Total	323,759	16.01	293,500	

(1) On September 28, 2011, the Company announced that the board of directors had approved a program allowing the Company to repurchase up to 150,000 shares of the Company's outstanding common stock, which was approximately 5% of outstanding shares. This repurchase program was completed on October 24, 2012.

(2) On November 14, 2012, the Company announced that the board of directors had approved a program allowing the Company to repurchase up to 285,000 shares of the Company's outstanding common stock, which was approximately 10% of outstanding shares. This repurchase program was completed on December 17, 2012. An additional 30,259 shares were repurchased over what was originally announced due to the broker purchasing a larger number of shares that became available.

On January 23, 2013, the Company announced that the board of directors had approved a program allowing the Company to repurchase up to 254,000 shares of the Company's outstanding common stock, which was approximately 10% of outstanding shares. This repurchase program was scheduled to expire on February 14, 2014. As of March 6, 2013, 10,000 shares of the Company's common stock had been repurchased under this program.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable as we are a smaller reporting company.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The objective of this section is to assist stockholders and potential investors understand our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Overview

We conduct community banking activities by accepting deposits and originating loans in our market area. Our lending products include residential mortgage loans, commercial real estate and business loans, and home equity and other consumer loans. We also maintain an investment portfolio consisting primarily of REMICs, mortgage-backed securities and, to a lesser extent, municipal bonds. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the FHLB of Pittsburgh.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. A secondary source of income is noninterest income, which is revenue that we receive from providing products and services. The majority of our noninterest income generally comes from commissions from the sale of insurance products, service charges (primarily from service charges on deposit accounts) and bank-owned life insurance. In some years we may also recognize income from the sale of securities.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist primarily of compensation and employee benefits expenses and occupancy expenses, which include depreciation. We also incur expenses for FDIC insurance premiums, data processing, professional services and other miscellaneous items.

Compensation and employee benefits consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans, equity compensation plans and other employee benefits. Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, lease expense, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Federal insurance premiums are payments we make to the FDIC for insurance of our deposit accounts. Data processing expenses are the fees we pay to third parties for processing customer information, deposits, loans and general ledger activity. Professional services are fees we pay to third parties for audit and accounting, legal, consulting, and other specialist services. Other expenses include advertising, stationary, printing, and supplies, telephone, postage, correspondent bank fees, real estate owned expenses, amortization of intangibles and other miscellaneous operating expenses.

Our Business Strategy

The following are the key elements of our business strategy:

- **Improve earnings through asset diversification.** Historically, we have emphasized the origination of residential mortgage loans secured by homes in our market area. However, loan diversification improves our earnings because commercial real estate and commercial business loans generally have higher interest rates than residential mortgage loans. Another benefit of commercial lending is that it improves the sensitivity of our interest-earning assets because commercial loans typically have shorter terms than residential mortgage loans and frequently have variable interest rates.

- **Use conservative underwriting practices to maintain asset quality.** We have sought to maintain a high level of asset quality and moderate credit risk by using underwriting standards that we believe are conservative. While the delinquencies in our loan portfolio have increased during the recent economic downturn, non-performing loans were 0.86% of our total loan portfolio at December 31, 2012. Although we intend to continue our efforts to originate commercial real estate and business loans, we intend to continue our philosophy of managing loan exposures through our conservative approach to lending.

- **Improve our funding mix by marketing core deposits.** Core deposits (demand deposits, money market accounts and savings accounts) comprised 56.6% of our total deposits at December 31, 2012. We value core deposits because they represent longer-term customer relationships and a lower cost of funding compared to certificates of deposit. We have succeeded in growing core deposits by promoting a sales culture in our branch offices that is supported by the use of technology and by offering a variety of products for our business customers, such as treasury management products, online banking, and remote deposit capture.

- **Supplement fee income through our insurance operations.** Fee income earned through our insurance agency, Exchange Underwriters, supplements our income from banking operations. We intend to pursue opportunities to grow this line of business, including hiring insurance producers with established books of business and through acquisitions.

- **Grow through expansion of our branch network.** Since our initial public offering in 2005, we have opened two branches in Washington County in communities that are experiencing population growth and economic expansion. We will continue to consider pursuing expansion in our market area through de novo branching in strategic locations that maximize growth opportunities. We also may expand in our market area or in areas contiguous to our market area through the acquisition of branches of other financial institutions or through whole bank acquisitions.

Critical Accounting Policies

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States. Our significant accounting policies are described in the Notes to Consolidated Financial Statements.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that in management's judgment should be charged-off. Loan losses are charged against the allowance when management confirms collectability of a loan balance is not likely. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, peer group information, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other factors related to the collectability of the loan portfolio. This evaluation is inherently subjective as it involves a high degree of judgment and requires estimates that are susceptible to significant revision as more information becomes available.

An allowance is established for loans that are individually evaluated and determined to be impaired. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. A loan may be placed on nonaccrual status due to payment delinquency or uncertain collectability, while not being classified as impaired. Factors considered by management in determining impairment include payment status, risk rating, and loan amount. Generally, management performs individual impairment assessments of substandard loan relationships of $250,000 or greater to determine the amount that may be uncollectible. The amount of impairment is determined by the difference between the present value of the expected cash flows related to the loan, using current interest rates and its recorded value, or, as a practical measure in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans less estimated selling costs. Impaired loans incur a charge-off when it is determined foreclosure is probable and the ultimate collectability is not likely.

Loans excluded from the individual impairment analysis are collectively evaluated by management to estimate losses inherent in those loans. Management determines historical loss experience for each group of loans with similar risk characteristics within the portfolio based on loss experience for loans in each group. Loan categories represent groups of loans with similar risk characteristics and may include types of loans by product, large credit exposures, concentrations, loan grade, or any other characteristic that causes a loan's risk profile to be similar to another. We also consider qualitative or environmental factors that are likely to cause estimated credit losses associated with the bank's existing portfolio to differ from historical loss experience, including changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; changes in experience, ability and depth of loan management; changes in the volume and severity of past due loans, non-accrual loans and adversely graded or classified loans; changes in the quality of the loan review system; changes in the value of underlying collateral for collateral dependent loans; existence of or changes in concentrations of credit; changes in economic or business conditions; and the effect of competition, legal and regulatory requirements on estimated credit losses.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that may result in deterioration if uncorrected and not monitored. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as doubtful have all the weaknesses inherent in loans classified as substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. To determine the appropriate risk rating category, the borrower's overall financial condition, repayment sources, guarantors, and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial and consumer loans.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of the Comptroller of the Currency ("OCC"), as an integral part of its examination process, periodically reviews our allowance for loan losses. The OCC may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized.

We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Goodwill. We recorded goodwill in connection with our acquisition of Exchange Underwriters. Goodwill is not amortized but is tested for impairment annually or more frequently if impairment indicators arise. The goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. We estimate the fair values of the related operations using discounted cash flows. The forecasts of future cash flows are based on our best estimate of future revenues and operating costs, based primarily on contracts in effect, new accounts and cancellations and operating budgets. The impairment analysis requires management to make subjective judgments concerning how the acquired assets will perform in the future. Events and factors that may significantly affect the estimates include competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and industry and market trends. Changes in these forecasts could cause a reporting unit to either pass or fail the first step in the goodwill impairment model, which could significantly change the amount of impairment recorded. Our annual assessment of potential goodwill impairment was completed in the fourth quarter of 2012. Based on the results of this assessment, no impairment charge was deemed necessary for the years ended December 31, 2012 and 2011.

Other-Than-Temporary Impairment ("OTTI"). The Company reviews its investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been lower than the cost, the financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market.

The Company recognizes credit-related OTTI on debt securities in earnings while noncredit-related OTTI on debt securities not expected to be sold is recognized in accumulated OCI. The Company assesses whether the credit loss existed by considering whether (a) the Company has the intent to sell the security, (b) it is more likely than not that the Company will be required to sell the security before recovery, or (c) the Company does not expect to recover the entire amortized cost basis of the security. The Company can bifurcate the OTTI on securities not expected to be sold or where the entire amortized cost of the security is not expected to be recovered into the components representing credit loss and the component representing loss related to other factors. The portion of the fair value decline attributable to credit loss is recognized through earnings.

Corporate debt securities are evaluated for OTTI by determining whether it is probable that an adverse change in estimated cash flows has occurred. Determining whether there has been an adverse change in estimated cash flows involves the calculation of the present value of remaining cash flows compared to previously projected cash flows. We consider the discounted cash flow analysis to be our primary evidence when determining whether credit-related OTTI exists on corporate debt securities.

Revenue Recognition of Insurance Commissions and Contingency Fees. Exchange Underwriters records insurance commission based on the method in which the policy is billed. For policies that Exchange Underwriters directly bills to policyholders, income is recorded when billed. For policies an insurance company directly bills to policyholders on behalf of Exchange Underwriters, income is recorded as payments are received. Commissions are recorded net of cancellations.

Exchange Underwriters also receives guaranteed supplemental payments and contingency fees that may be significant to its financial results. Guaranteed supplemental payments and contingency fees are dependent on several factors, which include, but are not limited to, eligible written premiums, earned premiums, incurred losses, and stop loss charges. Guaranteed supplemental payments are only accrued when insurance companies offer a lock-in provision and Exchange Underwriters agrees to a stipulated amount that typically includes a predetermined percentage adjusting the final payout calculations. Otherwise, contingency fees are recorded on a cash basis when received based on final calculations. Contingency fees are typically received in the first quarter of the year. Since insurance companies are not required to provide any estimates, the Company is not able to accrue contingency fees in the period earned as it does with guaranteed supplemental payments.

Balance Sheet Analysis

General. Total assets decreased $16.5 million, or 4.9%, to $318.8 million at December 31, 2012 compared to $335.3 million at December 31, 2011.

Loans. Net loans increased $4.3 million, or 1.7%, to $249.5 million at December 31, 2012, compared to $245.3 million at December 31, 2011.

Residential loans decreased $13.0 million, or 9.7%, to $120.9 million at December 31, 2012, compared to $133.9 million at December 31, 2011. Multi-family loans decreased $2.9 million to $15.3 million compared to $18.2 million at December 31, 2011. The decrease in these categories was the result of loan payoffs primarily driven by market conditions and the declining interest rate environment.

Commercial real estate and commercial business loans increased $9.8 million, or 19.3%, to $60.6 million at December 31, 2012, compared to $50.8 million at December 31, 2011. The increase was the result of efforts to continue to diversify our loan portfolio through development of commercial loan relationships with strong fundamentals.

Construction loans decreased $5.0 million, or 41.2%, to $7.2 million at December 31, 2012, compared to $12.2 million at December 31, 2011. Commercial construction loans decreased $3.1 million, or 37.0%, to $5.2 million at December 31, 2012 compared to $8.3 million at December 31, 2011. Residential construction loans decreased $1.9 million, or 50.2%, to $1.9 million compared to $3.8 million at December 31, 2011. Fluctuations in the construction loan segment are primarily driven by timing of funding compared to when construction is completed. Loans are transferred to the commercial or residential real estate category upon completion of construction.

Consumer loans increased $11.0 million, or 27.2%, to $51.3 million at December 31, 2012, compared to $40.3 million at December 31, 2011. The majority of the increase is due to home equity loans, which increased $10.9 million, or 28.5%, to $49.4 million, compared to $38.4 million at December 31, 2011. The increase in home equity loans is primarily due to customer refinance demand and preference for lower cost options compared to residential loans.

The following table sets forth the composition of our loan portfolio at the dates indicated (dollars in thousands).

December 31,	2012		2011		2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate - mortgage:										
One- to four-family residential										
Originated	$110,754	43.4%	$117,622	46.0%	$121,376	51.3%	$134,201	54.8%	$126,031	53.2%
Purchased	10,188	4.0	16,304	6.4	20,591	8.7	23,872	9.8	29,840	12.5
Total one- to four-family residential	120,942	47.4	133,926	52.4	141,967	60.0	158,073	64.6	155,871	65.7
Multi-family										
Originated	11,101	4.3	13,122	5.1	4,082	1.7	3,970	1.6	3,846	1.6
Purchased	4,226	1.7	5,121	2.0	5,261	2.2	6,021	2.5	7,100	3.0
Total multi-family	15,327	6.0	18,243	7.1	9,343	3.9	9,991	4.1	10,946	4.6
Commercial	45,504	17.8	35,307	13.8	33,732	14.2	31,405	12.8	24,301	10.3
Total real estate - mortgage	181,773	71.2	187,476	73.3	185,042	78.1	199,469	81.5	191,118	80.6
Real estate - construction:										
Residential	1,931	0.8	3,874	1.5	6,787	2.9	3,028	1.2	9,833	4.2
Commercial	5,231	2.0	8,308	3.3	736	0.3	2,576	1.1	3,443	1.5
Total real estate - construction	7,162	2.8	12,182	4.8	7,523	3.2	5,604	2.3	13,276	5.7
Consumer:										
Home equity										
Loan-to-value ratio of 80% or less	41,537	16.3	30,679	12.0	22,628	9.6	17,802	7.3	12,625	5.3
Loan-to-value ratio of greater than 80%	7,841	3.0	7,758	3.1	8,624	3.6	9,288	3.8	9,719	4.1
Total home equity	49,378	19.3	38,437	15.1	31,252	13.2	27,090	11.1	22,344	9.4
Other	1,923	0.8	1,892	0.7	2,090	0.9	2,243	0.9	1,707	0.7
Total consumer	51,301	20.1	40,329	15.8	33,342	14.1	29,333	12.0	24,051	10.1
Commercial business	15,055	5.9	15,445	6.1	10,875	4.6	10,327	4.2	8,474	3.6
Total loans	255,291	100.0%	255,432	100.0%	236,782	100.0%	244,733	100.0%	236,919	100.0%
Net premium on loans purchased	106		127		116		108		120	
Net deferred loan costs	450		606		697		829		850	
Loans in process	(3,431)		(7,790)		(4,716)		(2,774)		(5,899)	
Allowance for losses	(2,886)		(3,098)		(2,824)		(2,509)		(1,806)	
Loans, net	$249,530		$245,277		$230,055		$240,387		$230,184	

The following table sets forth certain information at December 31, 2012 regarding the dollar amount of loans maturing during the periods indicated. The table does not include any estimate of prepayments, which significantly shorten the average life of loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. Real estate – construction loans will be converted to a real estate – mortgage loan at the end of the construction period and are reported based on the maturity date of the real estate – mortgage loan (dollars in thousands).

	Amounts Due in			
	One Year or Less	**One to Five Years**	**After Five Years**	**Total**
Real estate - mortgage	$ 3,206	$ 10,946	$ 167,621	$ 181,773
Real estate - construction	—	—	7,162	7,162
Consumer	1,993	1,532	47,776	51,301
Commercial business	4,840	4,829	5,386	15,055
Total	$ 10,039	$ 17,307	$ 227,945	$ 255,291

The following table sets forth the dollar amount of all loans at December 31, 2012 that are due after December 31, 2013 and have either fixed or adjustable interest rates (dollars in thousands).

	Fixed	**Adjustable**	**Total**
Real estate - mortgage	$ 149,933	$ 28,634	$ 178,567
Real estate - construction	4,670	2,492	7,162
Consumer	48,534	774	49,308
Commercial business	10,154	61	10,215
Total	$ 213,291	$ 31,961	$ 245,252

Our adjustable rate mortgage loans generally do not provide for downward adjustments below the initial contract rate. This feature has prevented some loans from adjusting downward in a declining interest rate environment. When market interest rates rise, the interest rates on these loans will not increase until the contract rate (the index plus the margin) exceeds the interest rate floor.

Securities. Securities available-for-sale decreased $9.9 million, or 18.8%, to $42.6 million at December 31, 2012 compared to $52.4 million at December 31, 2011 due to calls and paydowns, including a $2.0 million call of a Government Sponsored Enterprise security and a $665,000 partial call of a municipal bond, that was partially offset by the purchase of $10.9 million of securities, including $6.1 million in REMICs, $2.7 million in tax exempt municipal bonds, and $2.1 million in mortgage-backed securities. In addition, the securities portfolio reflects an unrealized loss of $638,000 at December 31, 2012 compared to $274,000 at December 31, 2011.

The following table sets forth the amortized cost and fair value of the securities portfolio at the dates indicated (dollars in thousands).

December 31,	**2012**		**2011**		**2010**	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
Government-sponsored enterprises	$ —	$ —	$ 2,000	$ 2,003	$ 7,580	$ 7,614
Municipal bonds	8,756	9,181	6,738	7,125	4,012	4,296
Mortgage-backed	12,120	12,815	16,572	17,544	32,747	33,989
REMICs	18,345	18,700	23,413	24,318	30,580	31,565
Corporate debt	3,995	1,882	3,995	1,454	3,995	1,240
Equities	4	4	4	4	4	4
Total securities available-for-sale	$ 43,220	$ 42,582	$ 52,722	$ 52,448	$ 78,918	$ 78,708

At December 31, 2012, we had no investments in a single company or entity that had an aggregate book value in excess of 10% of our equity.

We review our investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been lower than the cost, the financial condition and near-term prospects of the issuer including any specific events that may influence the operations of the issuer, and the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market.

At December 31, 2012, the Company had one municipal bond with an unrealized loss of $10,000 in an unrealized loss position of less than 12 months. An evaluation was performed whereby we noted the credit rating remains at investment grade. The Company believes the unrealized loss of this bond is due to changes in market conditions as the economic base of the municipality exhibits strong income indicators and the municipality has sound financial policies and practices. The Company does not intend to sell the bond and it is more likely than not be required to sell the bond before its recovery. The Company expects to recover the entire amortized cost basis and concluded that there was no OTTI on this bond at December 31, 2012.

At December 31, 2012, we had three corporate debt securities that were in an unrealized loss position for 12 months or greater at an amount of $2.1 million. These securities consist of two pools of insurance company-issued preferred trust obligations. These securities consist of two pools of trust preferred corporate debt obligations collateralized by the trust preferred securities of insurance companies in the United States. These securities were downgraded from their original rating issuance to below investment grade after purchase. The lack of liquidity in the market for this type of security, credit rating downgrades and market uncertainties are factors contributing to the unrealized losses on these securities.

These securities are evaluated for OTTI by determining whether it is probable that an adverse change in estimated cash flows has occurred. Determining whether there has been an adverse change in estimated cash flows involves the calculation of the present value of remaining cash flows compared to previously projected cash flows. We consider the discounted cash flow analysis to be our primary evidence when determining whether credit-related OTTI exists. Additionally, reports are reviewed that provide information for the amount of deferral/defaults that would have to occur to prevent the tranche from collecting contractual cash flows (principal and interest). None of these securities are projecting a cash flow disruption, nor have any of these securities experienced a cash flow disruption. The Company also reviewed each of the issues' collateral participants, including their financial condition, ratings provided by A. M. Best (for insurance companies), and adverse conditions specifically related to industry or geographic area. This information did not suggest additional deferrals or defaults in the future that would result in the securities not receiving all of their contractual cash flows. Based on the analysis performed and the fact that the Company does not expect to sell these securities, and because it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis, the Company concluded that there was no OTTI on these securities at December 31, 2012.

The following table sets forth the stated maturities and weighted average yields of our mortgage-backed and debt securities at December 31, 2012. Certain mortgage-backed securities have adjustable interest rates and will reprice periodically within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2012, mortgage-backed securities and REMICs with adjustable rates totaled $1.8 million (dollars in thousands).

	Amounts due in									
	One Year or Less		One Year to Five Years		Five Years to Ten Years		After Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Municipal bonds	$ 707	5.15%	$ 2,330	5.87%	$ 2,823	2.75%	$ 3,321	2.28%	$ 9,181	3.48%
Mortgage-backed	—	—	62	2.99	5,310	2.82	7,443	5.04	12,815	4.09
REMICs	—	—	—	—	473	4.97	18,227	3.54	18,700	3.58
Corporate debt	—	—	—	—	—	—	1,882	2.35	1,882	2.35
Total available-for-sale debt securities	$ 707	5.15%	$ 2,392	5.79%	$ 8,606	2.92%	$ 30,873	3.59%	$ 42,578	3.59%
Equity securities									4	
Total securities available-for-sale									$42,582	

Deposits. Total deposits decreased $7.5 million, or 3.4%, for the year ended December 31, 2012. Certificates of deposits decreased $11.0 million primarily due to customer's hesitancy to commit to long-term rates. In addition, money markets decreased $4.7 million. This was partially offset by an increase of $3.5 million in noninterest-bearing deposits, $3.3 million in interest-bearing demand deposits and $1.4 million in savings. The following table sets forth the balances of our deposit products at the dates indicated (dollars in thousands).

	2012		2011		2010	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Noninterest-bearing demand deposits	$ 23,987	11.2%	$ 20,536	9.3%	$ 15,612	7.7%
Interest-bearing demand deposits	17,878	8.4	14,555	6.6	13,584	6.7
Savings accounts	24,271	11.3	22,827	10.3	21,320	10.5
Money market accounts	55,047	25.7	59,709	27.0	58,949	29.0
Certificates of deposit	92,874	43.4	103,913	46.8	94,097	46.1
Total deposits	$ 214,057	100.0%	$ 221,540	100.0%	$ 203,562	100.0%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at December 31, 2012. Jumbo certificates of deposit require minimum deposits of $100,000 (dollars in thousands).

Maturity Period	**Certificates of Deposit**
Three months or less	$ 1,396
Over three through six months	11,411
Over six through twelve months	2,300
Over twelve months	16,370
Total jumbo certificates	$ 31,477

The following table sets forth certificates of deposit classified by rates at the dates indicated (dollars in thousands).

December 31,	**2012**	**2011**	**2010**
Less than 1.00%	$ 44,360	$ 17,459	$ 6,774
1.01 - 2.00%	17,266	36,142	28,318
2.01 - 3.00%	20,350	32,923	36,270
3.01 - 4.00%	5,521	8,098	10,045
4.01 - 5.00%	5,193	8,597	10,103
5.01 - 6.00%	184	694	1,746
6.01 - 7.00%	—	—	841
Total certificates of deposits	$ 92,874	$ 103,913	$ 94,097

The following table sets forth the amount and maturities of certificates of deposit at December 31, 2012 (dollars in thousands).

	Amounts Due in							
	One Year or Less	**One to Two Years**	**Two to Three Years**	**Three to Four Years**	**Four to Five Years**	**Five Years and Thereafter**	**Total**	**Percent of Total**
Less than 1.00%	$ 32,249	$ 9,673	$ 1,472	$ 592	$ 374	$ —	$ 44,360	47.8%
1.01 - 2.00%	2,838	1,943	609	4,416	773	6,687	17,266	18.6
2.01 - 3.00%	4,236	1,439	2,835	1,061	1,869	8,910	20,350	21.9
3.01 - 4.00%	577	3,131	1,275	—	52	486	5,521	5.9
4.01 - 5.00%	1,348	530	1,731	946	457	181	5,193	5.6
5.01 - 6.00%	—	—	—	125	26	33	184	0.2
Total	$ 41,248	$ 16,716	$ 7,922	$ 7,140	$ 3,551	$ 16,297	$ 92,874	100.0%

The following table sets forth deposit activity for the periods indicated (dollars in thousands).

Years Ended December 31,	2012	2011	2010
Beginning balance	$ 221,540	$ 203,562	$ 193,581
(Decrease) increase before interest credited	(9,575)	15,117	6,541
Interest credited	2,092	2,861	3,440
Net (decrease) increase in deposits	(7,483)	17,978	9,981
Deposits at end of year	$ 214,057	$ 221,540	$ 203,562

Borrowings. Borrowings decreased $611,000, or 1.2%, to $48.7 million at December 31, 2012 compared to $49.3 million at December 31, 2011. The weighted average rate of borrowings decreased 92 basis points to 2.77% at December 31, 2012 compared to 3.69% at December 31, 2011 primarily due to the payoff of $8.0 million of matured advances at a weighted average rate of 4.13% and paydowns on higher cost amortizing advances. This was partially offset by a $12.0 million short-term borrowing at a rate of 0.24% at the end of the year. Outstanding advances mature in 2013 through 2015.

The following table sets forth information concerning our borrowings at the periods indicated (dollars in thousands).

Years Ended December 31,	2012	2011	2010
Maximum amount outstanding at any month end during the year	$ 48,873	$ 72,864	$ 110,456
Average amounts outstanding during the year	44,348	58,150	90,455
Weighted average rate during the year	3.66%	3.69%	3.75%
Balance outstanding at end of year	$ 48,678	$ 49,289	$ 76,893
Weighted average rate at end of year	2.77%	3.69%	3.52%

Other liabilities. Other liabilities decreased $3.0 million, or 62.8%, to $1.7 million at December 31, 2012 compared to $4.7 million at December 31, 2011 primarily due to the final payouts to supplemental executive retirement plan participants.

Stockholders' Equity. Stockholders' equity decreased $5.5 million, or 9.4%, to $53.3 million at December 31, 2012 compared to $58.8 million at December 31, 2011. The decrease was primarily due to $6.7 million of purchases of the Company's common stock as part of the Company's stock repurchase programs and dividend payments of $1.1 million, which included a one-time special dividend payment of $684,000 in the fourth quarter. This was partially offset by $2.3 million in net income for the year ended December 31, 2012.

Results of Operations for the Years Ended December 31, 2012 and 2011

Overview.

(Dollars in thousands)	2012	2011
Net income	$ 2,255	$ 859
Return on average assets	0.68%	0.25%
Return on average equity	3.84	1.43
Average equity to average assets	17.71	17.54

Net Interest Income. Net interest income for the year ended December 31, 2012 decreased $295,000 to $10.3 million compared to $10.6 million for the year ended December 31, 2011. Paydowns and payoffs of higher yielding loans and securities resulted in a $1.6 million decline in interest income. This was partially offset by a $769,000 decrease in deposits expense due to interest rate reductions on deposits and a $519,000 decrease in borrowings expense due to payoffs of higher cost borrowings that were replaced with short-term, lower-cost borrowings.

Total interest income decreased $1.6 million, or 10.2%, to $13.9 million for the year ended December 31, 2012 compared to $15.5 million for the year ended December 31, 2011. Interest income on securities decreased $819,000 due to a decrease of $16.6 million in the average balance and 26 basis points in yield, primarily due to paydowns, calls and prior year sales of higher yielding securities, which were reinvested in lower yielding securities. Interest income on loans decreased $785,000 due to a decrease of 41 basis points in yield, which was primarily driven by payoffs and paydowns of higher yielding residential real estate and home equity loans that were replaced by originations at lower yields.

Total interest expense decreased $1.3 million, or 26.2%, to $3.6 million for the year ended December 31, 2012 compared to $4.9 million for the year ended December 31, 2011. Interest expense on deposits decreased $769,000 due to a decrease of 38 basis points in cost, primarily related to the repricing of all deposit products at lower rates with the majority of the benefit derived from money market accounts and maturing certificates of deposit. Interest expense on borrowings decreased $519,000 due to a decrease of $13.8 million in the average balance, as funds generated from security and loan paydowns were used to reduce borrowings.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented (dollars in thousands).

Years Ended December 31,		**2012**			**2011**	
	Average Balance	**Interest and Dividends**	**Average Yield/ Cost**	**Average Balance**	**Interest and Dividends**	**Average Yield/ Cost**
Assets:						
Interest-earning assets:						
Loans, net [(1)(2)]	$ 244,012	$ 12,264	5.03%	$ 239,972	$ 13,049	5.44%
Securities [(3)(4)]	50,574	1,731	3.42	67,205	2,473	3.68
Other interest-earning assets	18,412	31	0.17	9,677	10	0.10
Total interest-earning assets	312,998	$ 14,026	4.48	316,854	$ 15,532	4.90
Noninterest-earning assets	18,786			26,250		
Total assets	$ 331,784			$ 343,104		
Liabilities and Stockholders' equity:						
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 16,511	$ 20	0.12%	$ 13,934	$ 33	0.24%
Savings accounts	24,048	39	0.16	22,463	99	0.44
Money market accounts	61,444	227	0.37	61,321	472	0.77
Certificates of deposit	97,757	1,722	1.76	102,721	2,173	2.12
Total interest-bearing deposits	199,760	2,008	1.01	200,439	2,777	1.39
Borrowings	44,348	1,624	3.66	58,150	2,143	3.69
Total interest-bearing liabilities	244,108	3,632	1.49	258,589	4,920	1.90
Noninterest-bearing liabilities	28,931			24,324		
Total liabilities	273,039			282,913		
Stockholders' equity	58,745			60,191		
Total liabilities and stockholders' equity	$ 331,784			$ 343,104		
Net interest income		$ 10,394			$ 10,612	
Interest rate spread			2.99%			3.00%
Net interest margin			3.32			3.35
Average interest-earning assets to average interest-bearing liabilities			128.22%			122.53%

(1) Amount is net of deferred loan costs, loans in process, and estimated allowance for loan losses.

(2) Amount includes nonaccrual loans in average balances only.

(3) Amount does not include effect of unrealized (loss) gain on securities available-for-sale.

(4) Includes municipal bonds; yield and interest are stated on a taxable equivalent basis.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income (dollars in thousands). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The total column represents the sum of change. Changes related to volume/rate are prorated into volume and rate components.

	2012 Compared to 2011		
	Increase (Decrease) Due to		
	Volume	Rate	Total
Interest and dividend income:			
Loans, net	$ 213	$ (998)	$ (785)
Securities	(577)	(165)	(742)
Other interest-earning assets	11	10	21
Total interest-earning assets	(353)	(1,153)	(1,506)
Interest expense:			
Deposits	(10)	(759)	(769)
Borrowings	(502)	(17)	(519)
Total interest-bearing liabilities	(512)	(776)	(1,288)
Change in net interest income	$ 159	$ (377)	$ (218)

Provision for Loan Losses. The following table summarizes the activity in the allowance for loan losses for the years ended December 31, 2012 and 2011 (dollars in thousands).

Years Ended December 31,	2012	2011
Allowance at beginning of year	$ 3,098	$ 2,824
Provision for loan losses	310	850
Charge-offs	(543)	(578)
Recoveries	21	2
Net charge-offs	(522)	(576)
Allowance at end of year	$ 2,886	$ 3,098

The provision for loan losses was $310,000 for the year ended December 31, 2012 compared to $850,000 for the year ended December 31, 2011. In the prior period, loan growth and adjustments to the qualitative factors used in determining the allowance for loan losses contributed to the larger provision amount. Loan growth in the current period was minimal due to paydowns and payoffs compared to an increase of $18.7 million in total loans in the prior period. Net charge-offs were $522,000 for the year ended December 31, 2012 compared to $576,000 for the year ended December 31, 2011.

An analysis of the changes in the allowance for loan losses is presented under "*Risk Management – Analysis and Determination of the Allowance for Loan Losses.*"

Noninterest Income. The following table summarizes noninterest income for the years ended December 31, 2012 and 2011 (dollars in thousands).

Years Ended December 31,	2012	2011
Fees and service charges	$ 624	$ 602
Insurance commissions	2,460	2,119
Income from bank-owned life insurance	289	269
Net gain on sales of available-for-sale securities	—	304
Other	102	41
Total noninterest income	$ 3,475	$ 3,335

Noninterest income increased $140,000, or 4.2%, to $3.5 million for the year ended December 31, 2012 compared to $3.3 million for the year ended December 31, 2011. In the current period, there was a $341,000 increase in insurance commissions and a financed real estate owned property was paid off which resulted in the recognition of $66,000 of income that had previously been deferred. In addition, the death of a former director in the current period resulted in the recognition of $33,000 in income from a bank-owned life insurance policy and fees and service charges income increased $22,000 primarily due to changes in the Bank's fee structure and related customer activity. This was partially offset by the recognition of a $304,000 gain on the sale of available-for-sale securities in the prior period.

Noninterest Expense. The following table summarizes noninterest expense for the years ended December 31, 2012 and 2011 (dollars in thousands).

Years Ended December 31,	**2012**	**2011**
Compensation and employee benefits	$ 5,700	$ 7,183
Occupancy	1,191	1,476
FDIC insurance premiums	210	255
Data processing	555	530
Professional services	708	752
Advertising	221	135
Stationary, printing and supplies	94	98
Telephone	54	52
Postage	127	148
Correspondent bank fees	131	146
Real estate owned expense	58	142
Amortization of intangibles	112	109
All other	783	768
Total noninterest expense	$ 9,944	$ 11,794

Noninterest expense decreased $1.9 million, or 15.7%, to $9.9 million for the year ended December 31, 2012 compared to $11.8 million for the year ended December 31, 2011. Compensation expense decreased $1.5 million primarily due to the termination of the Company's supplemental executive retirement plan in the prior period and a decrease in stock-based compensation expense due to the final vesting of restricted stock awards and options that were granted in 2006. Occupancy expense decreased $285,000 as a result of fully depreciated assets and a decrease in rent due to a branch consolidation in the prior year. Federal Deposit Insurance Corporation's insurance premiums decreased $45,000 due to the revised assessment methodology implemented in the second quarter of 2011. Real estate owned expense decreased $84,000 primarily due to a decrease in writedowns in the current period. Advertising expense increased $86,000 primarily related to a cooperative marketing agreement that was signed with the intention to gain insurance commissions by binding coverage for workers' compensation insurance policies.

Income Taxes. For the year ended December 31, 2012, income tax expense was $1.3 million compared to $432,000 for the year ended December 31, 2011 primarily due to a $2.2 million increase in net income before income tax expense.

We determined that we were not required to establish a valuation allowance for deferred tax assets since it is more likely than not that the deferred tax assets will be realized through future taxable income and future reversals of existing taxable temporary differences. For more information, see Note 10 of the Notes to Consolidated Financial Statements.

Results of Operations of Exchange Underwriters

Exchange Underwriters' net income increased $98,000 to $159,000 for the year ended December 31, 2012 compared to $61,000 for the year ended December 31, 2011.

Total income increased $342,000 to $2.5 million for the year ended December 31, 2012 compared to $2.1 million for the year ended December 31, 2011. Substantially all of the income of Exchange Underwriters is derived from commissions received on the sale of insurance. The increase in income is primarily due to an increase in commissions from commercial-related policies.

Total expenses, excluding income tax expense, increased $190,000 to $2.2 million for the year ended December 31, 2012 compared to $2.0 million for the year ended December 31, 2011 primarily due to an increase in compensation expense from higher commissions based on volume and an increase in advertising expense from a cooperative marketing agreement that was signed with the intention to gain insurance commissions by binding coverage for workers' compensation insurance policies.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. For all loans, a past due notice is generated and sent to the borrower when the loan becomes 15 days past due. For residential and consumer loans, if the payment is not received within five days, a second past due notice is sent. If payment is not received by the 30th day of delinquency, additional letters and phone calls are made. Generally, when residential loans become 60 days past due, a notice is sent of our intention to foreclose. If the borrower has not cured the default within the next 30 days, we will commence foreclosure proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the property securing the loan generally is sold at foreclosure. For commercial loans, the borrower is contacted in an attempt to reestablish the loan to current status and ensure timely payments continue. Collection efforts continue until the loan is 90 days past due, at which time demand payment, default, and/or foreclosure procedures are initiated. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management informs the board of directors monthly of the amount of loans delinquent 30 days or more, all loans in foreclosure and all foreclosed and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent, at which time the accrual of interest ceases and all previously accrued and unpaid interest is reversed against earnings.

A loan whose contractual terms have been restructured in a manner which grants a concession to a borrower experiencing financial difficulties is considered a troubled debt restructuring ("TDR"). TDRs typically result from our loss mitigation activities and could include rate reductions, principal forgiveness, forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. A restructuring for a borrower that is experiencing financial difficulties, but results in only a delay in payment that is insignificant is not considered a concession. Once a loan is classified as a TDR, the determination of income recognition is based on the status of the loan prior to classification. If a loan is in non-accrual status, then it will remain in that classification for a minimum of six consecutive months until uncertainty with respect to collectability no longer exists. Loans that are current at the time of classification will remain on an accrual basis and are monitored. If restructured contractual terms of a loan are not met, then the loan will be placed on nonaccrual status.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan less estimated selling costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated (dollars in thousands).

December 31,	**2012**	**2011**	**2010**	**2009**	**2008**
Nonaccrual loans:					
Real estate - mortgage:					
One- to four-family residential					
Originated	$ 1,269	$ 128	$ 332	$ 137	$ 210
Purchased	763	1,416	394	227	235
Total one- to four-family residential	2,032	1,544	726	364	445
Multi-family					
Purchased	—	—	—	634	—
Total multi-family	—	—	—	634	—
Commercial	172	568	493	98	187
Total real estate - mortgage	2,204	2,112	1,219	1,096	632
Consumer:					
Home equity					
Loan-to-value ratio of 80% or less	—	—	—	79	—
Loan-to-value ratio of greater than 80%	—	33	—	45	—
Total home equity	—	33	—	124	—
Other	—	—	—	11	4
Total consumer	—	33	—	135	4
Total nonaccrual loans	2,204	2,145	1,219	1,231	636
Accruing loans past due 90 days or more	—	—	—	—	—
Total nonaccrual loans and accruing loans past due 90 days or more	2,204	2,145	1,219	1,231	636
Real estate owned	146	544	426	419	295
Total nonperforming assets	$ 2,350	$ 2,689	$ 1,645	$ 1,650	$ 931
Troubled debt restructurings:					
In nonaccrual status	$ 1,254	$ 465	$ 493	$ —	$ —
Performing under modifed terms	1,501	1,565	672	—	—
Total troubled debt restructurings	$ 2,755	$ 2,030	$ 1,165	$ —	$ —
Total nonperforming loans to total loans	0.86%	0.84%	0.51%	0.50%	0.27%
Total nonperforming assets to total assets	0.74	0.80	0.48	0.47	0.27
Total nonperforming assets and troubled debt restructurings performing under modified terms to total assets [1]	1.21	1.27	0.68	—	—

(1) Troubled debt restructurings in nonaccrual status are included in nonperforming assets.

Interest income that would have been recorded for the years ended December 31, 2012 and December 31, 2011 had nonaccruing loans been current according to their original terms amounted to $132,000 and $126,000, respectively. No interest related to nonaccrual loans was included in interest income for the years ended December 31, 2012 and 2011.

At December 31, 2011, nonaccrual purchased residential loans included one relationship comprised of six loans totaling $1.3 million. In 2012, two of the loans in that relationship were paid off and the remaining four loans totaling $993,000 were restructured into one loan by the Bank as a TDR. The restructuring transferred the relationship from the purchased segment to the originated segment at December 31, 2012 and represents the majority of the change in these categories in comparison to December 31, 2011.

The following table shows the aggregate amounts of our classified assets at the dates indicated (dollars in thousands). Real estate owned properties are considered substandard based on internal policy.

December 31,	2012	2011	2010
Special mention assets	$ 508	$ 2,338	$ 3,156
Substandard assets	5,399	4,477	3,047
Doubtful assets	—	—	—
Loss assets	—	—	—
Total classified assets	$ 5,907	$ 6,815	$ 6,203

Analysis and Determination of the Allowance for Loan Losses. Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a valuation allowance on impaired loans; and (2) a valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Allowance on Impaired Loans. We establish an allowance for loans that are individually evaluated and determined to be impaired. The amount of impairment is determined by the difference between the present value of the expected cash flows related to the loan, using current interest rates and its recorded value, or, as a practical measure in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans less estimated selling costs. At December 31, 2012, there were seven loan relationships that were individually evaluated for impairment, of which four were considered TDRs. At December 31, 2011, there were five loan relationships that were individually evaluated for impairment, of which three were considered TDRs.

Allowance on the Remainder of the Loan Portfolio. We establish an allowance for loans that are not determined to be impaired. Management determines historical loss experience for each group of loans with similar risk characteristics within the portfolio based on loss experience for loans in each group. Loan categories will represent groups of loans with similar risk characteristics and may include types of loans categorized by product, large credit exposures, concentrations, loan grade, or any other characteristic that causes a loan's risk profile to be similar to another. We utilize previous years' net charge-off experience by loan category as a basis in determining loss projections. In addition, there are two categories of loans considered to be higher risk concentrations that are evaluated separately when calculating the allowance for loan losses:

- Loans purchased in the secondary market. Prior to 2006, pools of multi-family and one- to four- family residential mortgage loans located in areas outside of our primary geographic lending area in southwestern Pennsylvania were acquired in the secondary market. Although these loans were underwritten to our lending standards, they are considered higher risk given our unfamiliarity with the geographic areas where the properties are located and ability to timely identify problem loans through servicer correspondence.

- Home equity loans with a loan-to-value ratio greater than 80%. These loans are considered higher risk given the pressure on property values and reduced credit alternatives available to leveraged borrowers.

We also consider qualitative or environmental factors that are likely to cause estimated credit losses associated with the bank's existing portfolio to differ from historical loss experience. Our historical loss experience and qualitative and environmental factors are reviewed on a quarterly basis to ensure they are reflective of current conditions in our loan portfolio and economy. At December 31, 2012, we utilized six years of loss history and, generally, periods where we did not experience any losses are excluded from determining the historical average loss for each loan class. In 2011, the qualitative factor related to changes in adversely graded loans was adjusted to include a factor for special mention loans. The factors related to changes in the volume and severity of past due loans, nonaccrual loans and adversely graded or classified loans and changes in the value of underlying collateral for collateral dependent loans were also adjusted specifically for the purchased residential loans due to severity of the number of past due loans in this portfolio segment and the continued deterioration of property values, primarily on Michigan and Ohio properties. In addition, certain historical loss factors are annually adjusted when another complete year of loss history is available in order to incorporate recent loss experience in the allowance calculation.

At December 31, 2012, our allowance for loan losses represented 1.13% of total loans compared to 1.21% at December 31, 2011. The decrease is primarily due to loan payoffs in the higher-risk purchased residential and multi-family portfolio and the annual adjustment of historical loss experience factors previously noted.

We identify loans that may need to be charged-off as a loss by reviewing all delinquent loans, classified loans and other loans about which management may have concerns about collectability. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in a charge-off of the loan or a portion of the loan that was impaired.

While we believe we have established our allowance for loan losses in conformity with GAAP, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

The following table sets forth the allowance for loan losses by loan category at the dates indicated (dollars in thousands).

December 31,	2012		2011		2010		2009		2008	
	Amount	Percent of Total Loans[(1)]	Amount	Percent of Total Loans[(1)]	Amount	Percent of Total Loans[(1)]	Amount	Percent of Total Loans[(1)]	Amount	Percent of Total Loans[(1)]
Real estate - mortgage:										
One- to four-family residential										
Originated	$ 466	43.4%	$ 534	46.0%	$ 558	51.3%	$ 641	54.8%	$ 513	53.2%
Purchased	372	4.0	465	6.4	433	8.7	323	9.8	203	12.5
Total one- to four-family residential	838	47.4	999	52.4	991	60.0	964	64.6	716	65.7
Multi-family										
Originated	33	4.3	39	5.1	12	1.7	12	1.6	11	1.6
Purchased	102	1.7	124	2.0	127	2.2	117	2.5	81	3.0
Total multi-family	135	6.0	163	7.1	139	3.9	129	4.1	92	4.6
Commercial	802	17.8	858	13.8	804	14.2	647	12.8	387	10.3
Total real estate - mortgage	1,775	71.2	2,020	73.3	1,934	78.1	1,740	81.5	1,195	80.6
Real estate - construction:										
Residential	3	0.8	6	1.5	10	2.9	4	1.2	15	4.2
Commercial	8	2.0	12	3.3	1	0.3	4	1.1	5	1.5
Total real estate - construction	11	2.8	18	4.8	11	3.2	8	2.3	20	5.7
Consumer:										
Home equity										
Loan-to-value ratio of 80% or less	434	16.3	379	12.0	294	9.6	168	7.3	99	5.3
Loan-to-value ratio of greater than 80%	246	3.0	267	3.1	292	3.6	321	3.8	306	4.1
Total home equity	680	19.3	646	15.1	586	13.2	489	11.1	405	9.4
Other	19	0.8	24	0.7	26	0.9	31	0.9	19	0.7
Total consumer	699	20.1	670	15.8	612	14.1	520	12.0	424	10.1
Commercial business	245	5.9	242	6.1	171	4.6	160	4.2	121	3.6
Unallocated	156	—	148	—	96	—	81	—	46	—
Total allowance for loan losses	$ 2,886	100.0%	$ 3,098	100.0%	$ 2,824	100.0%	$ 2,509	100.0%	$ 1,806	100.0%

(1) Represents percentage of loans in each category to total loans.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated (dollars in thousands).

Years Ended December 31,	2012	2011	2010	2009	2008
Allowance at beginning of year	$ 3,098	$ 2,824	$ 2,509	$ 1,806	$ 1,457
Provision for loan losses	310	850	850	1,090	878
Charge-offs:					
Real estate - mortgage:					
One- to four-family residential					
Originated	(136)	—	(82)	(32)	(307)
Purchased	(309)	(489)	(181)	(105)	(135)
Total one- to four-family residential	(445)	(489)	(263)	(137)	(442)
Multi-family					
Purchased	—	—	(46)	(130)	—
Total multi-family	—	—	(46)	(130)	—
Commercial	(33)	—	—	(63)	(40)
Total real estate - mortgage	(478)	(489)	(309)	(330)	(482)
Consumer:					
Home equity					
Loan-to-value ratio of 80% or less	—	(14)	(87)	—	—
Loan-to-value ratio of greater than 80%	(49)	(64)	(119)	(46)	(27)
Total home equity	(49)	(78)	(206)	(46)	(27)
Other	(1)	(11)	(18)	(14)	(20)
Total consumer	(50)	(89)	(224)	(60)	(47)
Commercial business	(15)	—	(2)	—	—
Total charge-offs	(543)	(578)	(535)	(390)	(529)
Recoveries	21	2	—	3	—
Net charge-offs	(522)	(576)	(535)	(387)	(529)
Allowance at end of year	$ 2,886	$ 3,098	$ 2,824	$ 2,509	$ 1,806
Allowance to nonperforming loans	130.94%	144.43%	231.67%	203.82%	283.96%
Allowance to total loans	1.13	1.21	1.19	1.03	0.76
Net charge-offs to average loans	0.21	0.24	0.23	0.16	0.25

Market Risk Management. The process by which we manage our interest rate risk is called asset/liability management. The goal of our asset/liability management is to increase net interest income without taking undue interest rate risk while maintaining adequate liquidity. The Asset Liability Committee is responsible for the identification and management of interest rate risk exposure and continuously evaluates strategies to manage our exposure to interest rate fluctuations.

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. As interest rates change in the market, rates earned on interest rate sensitive assets and rates paid on interest rate sensitive liabilities do not necessarily move concurrently. Deposit accounts typically react more quickly to changes in market interest rates than loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset Liability Committee, which includes members of executive management, to communicate, coordinate and control all aspects of our business involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

In an effort to assess interest rate risk, we use a simulation model to determine the effect of immediate incremental increases and decreases in interest rates on net income and the net portfolio value. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Certain assumptions are made regarding loan prepayments and decay rates of non-maturity deposit accounts. Because it is difficult to accurately project the market reaction of depositors and borrowers, the effect of actual changes in interest rates on these assumptions may differ from simulated results.

The following table presents the change in our net portfolio value at December 31, 2012 that would occur in the event of an immediate change in interest rates with no effect given to any steps that we might take to counteract that change (dollars in thousands).

December 31, 2012	**Net Portfolio Value ("NPV")**			**NPV as a Percent of Portfolio Value of Assets**		**Earnings at Risk**	
Basis Point ("bp") Change in Rates	**Dollar Amount**	**Dollar Change**	**Percent Change**	**NPV Ratio**	**Change**	**Dollar Change**	**Percent Change**
300 bp	$ 41,357	$ (12,148)	(22.7)%	13.32%	(288)bp	$ (2,344)	(22.8)%
200	48,049	(5,456)	(10.2)	15.03	(117)	(1,454)	(14.2)
100	52,536	(969)	(1.8)	16.08	(12)	(504)	(4.9)
Static	53,505	—	—	16.20	—	—	—
(100)	53,297	(208)	(0.4)	16.06	(14)	(469)	(4.6)
(200)	56,662	3,157	5.9	16.88	68	(726)	(7.1)
(300)	59,843	6,338	11.8	17.65	145	(942)	(9.2)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of available-for-sale securities and borrowings from the FHLB of Pittsburgh. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2012, cash and cash equivalents totaled $5.9 million. Securities classified as available-for-sale that are not pledged as collateral, and which provide additional sources of liquidity, totaled $29.3 million at December 31, 2012. In addition, at December 31, 2012, we had a maximum remaining borrowing capacity at the FHLB of approximately $114.5 million. We also have the ability to borrow from the Federal Reserve based upon eligible collateral and have two unsecured discretionary lines of credit totaling $13.0 million. At December 31, 2012 and 2011, there were no outstanding borrowings with the Federal Reserve or advances on the lines of credit.

At December 31, 2012, we had $24.1 million of commitments to lend, which was comprised of $7.9 million of commercial loan commitments, $7.0 million of unused commercial lines of credit, $4.1 million of unused consumer lines of credit, $3.4 million of construction loans in process, $1.6 million of consumer commitments, and $65,000 of residential commitments. Certificates of deposit due within one year of December 31, 2012 totaled $41.2 million, or 44.4% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the recent interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. We believe, however, based on past experience that a significant portion of our maturing certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of December 31, 2012 (dollars in thousands).

		Amounts Due in			
	Total	**One Year or Less**	**One to Three Years**	**Three to Five Years**	**After Five Years**
Certificates of deposit	$ 92,874	$ 41,248	$ 24,638	$ 10,691	$ 16,297
Borrowings	48,678	19,120	29,558	—	—
Operating lease obligations [(1)]	568	178	237	153	—
Total	$ 142,120	$ 60,546	$ 54,433	$ 10,844	$ 16,297

(1) Payments are for lease of real property.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and FHLB advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits. No further changes in our funding mix are currently planned or expected, other than changes in the ordinary course of business resulting from deposit flows. For information about our costs of funds, see "*Results of Operations for the Years Ended December 31, 2012 and 2011 – Net Interest Income.*"

The following table presents our primary investing and financing activities during the periods indicated (dollars in thousands).

Years Ended December 31,	**2012**	**2011**
Investing activities:		
Loans disbursed or closed	$ (66,788)	$ (68,163)
Loan principal repayments	62,001	51,602
Proceeds from maturities and principal repayments of securities	19,998	21,282
Proceeds from sales of securities available-for-sale	—	10,162
Purchases of securities	(10,940)	(5,366)
Financing activities:		
(Decrease) increase in deposits	(7,483)	17,978
Decrease in borrowings	(611)	(27,604)

FedFirst Financial Corporation is a separate legal entity from the Bank and must provide for its own liquidity. FedFirst Financial's financial obligations consist primarily of its operating expenses, repurchases of common stock, and payments of dividends to stockholders, when declared. FedFirst Financial has no outstanding indebtedness. FedFirst Financial's available sources of income are interest and dividends on its investments and dividends from the Bank. The amount of dividends that the Bank can pay to FedFirst Financial in any calendar year without the prior approval of the OCC cannot exceed retained net income for the year plus retained net income for the two prior calendar years. In the fourth quarter of 2012, the Bank paid a $3.5 million dividend to the Company, which represented the year-to-date earnings through September 2012 and the retained earnings from the prior two fiscal years.

Capital Management. We are subject to various regulatory capital requirements administered by the OCC, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2012, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines.

The following table sets forth the Bank's regulatory capital amounts and ratios, as well as the minimum amounts and ratios required to be well capitalized (dollars in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action	
December 31, 2012	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital (to risk-weighted assets)	$47,011	23.81%	$15,758	8.00%	$19,748	10.00%
Tier 1 capital (to risk-weighted assets)	44,537	22.55	7,899	4.00	11,849	6.00
Tier 1 capital (to adjusted total assets)	44,537	14.02	12,706	4.00	15,883	5.00
Tangible capital (to tangible assets)	44,537	14.02	4,765	1.50	N/A	N/A
December 31, 2011	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital (to risk-weighted assets)	$47,771	25.30%	$15,107	8.00%	$18,884	10.00%
Tier 1 capital (to risk-weighted assets)	45,401	24.04	7,553	4.00	11,330	6.00
Tier 1 capital (to adjusted total assets)	45,401	13.59	13,360	4.00	16,700	5.00
Tangible capital (to tangible assets)	45,401	13.59	5,010	1.50	N/A	N/A

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 14 of the Notes to Consolidated Financial Statements.

For the year ended December 31, 2012, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The Consolidated Financial Statements and related financial data presented in this Annual Report on Form 10-K have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is incorporated herein by reference to Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operation.*"

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this item is included herein beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

FedFirst Financial's management, including FedFirst Financial's principal executive officer and principal financial officer, have evaluated the effectiveness of FedFirst Financial's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, FedFirst Financial's disclosure controls and procedures were effective.

There have been no changes in FedFirst Financial's internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, FedFirst Financial's internal control over financial reporting.

See Item 8 for management's report on internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information regarding the directors and officers of FedFirst Financial and compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2013 Annual Meeting of Stockholders and to Part I, Item 1 "Business – Executive Officers of the Registrant" to this Annual Report on Form 10-K. FedFirst Financial has adopted a Code of Ethics and Business Conduct which is available on our website at www.firstfederal-savings.com.

ITEM 11. EXECUTIVE COMPENSATION

The information regarding executive compensation is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2013 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Security Ownership of Certain Beneficial Owners

The information relating to certain relationships and related transactions is incorporated herein by reference to the section captioned "Stock Ownership" in FedFirst Financial's Proxy Statement for the 2013 Annual Meeting of Stockholders.

(b) Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in FedFirst Financial's Proxy Statement for the 2013 Annual Meeting of Stockholders.

(c) Changes in Control

Management of FedFirst Financial knows of no arrangements, including any pledge by any person or securities of FedFirst Financial's, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

The following table provides information at December 31, 2012 for compensation plans under which equity securities may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
	(A)	(B)	(C)
Equity compensation plans:			
Approved by stockholders	225,119	$ 16.07	74,170
Not approved by stockholders	—	—	—
Total	225,119	$ 16.07	74,170

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information relating to certain relationships and related transactions is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2013 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information relating to principal accounting fees and expenses is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2013 Annual Meeting of Stockholders.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

3.1 Articles of Incorporation of FedFirst Financial Corporation (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (Registration No. 333-165437) initially filed on March 12, 2010)

3.2 Bylaws of FedFirst Financial Corporation (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form S-1 (Registration No. 333-165437) initially filed on March 12, 2010)

10.1 Form of First Federal Savings Bank Employee Severance Compensation Plan (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form SB-2, as amended (File No. 333-121405), initially filed on December 17, 2004) (1)

10.2 Director Fee Continuation Agreements dated as of June 30, 1999 by and between First Federal Savings Bank and certain Directors (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form SB-2, as amended (File No. 333-121405), initially filed on December 17, 2004) (1)

10.3 Agreement dated as of November 30, 2011 by and between First Federal Savings Bank and Richard B. Boyer (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed on December 2, 2011) (1)

10.4 Split Dollar Life Insurance Agreements dated as of June 30, 1999 by and between First Federal Savings Bank and certain Directors (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form SB-2, as amended (File No. 333-121405), initially filed on December 17, 2004) (1)

10.5 Split Dollar Life Insurance Agreement dated as of June 1, 2002 by and between First Federal Savings Bank and Richard B. Boyer (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form SB-2, as amended (File No. 333-121405), initially filed on December 17, 2004) (1)

10.6 Employment Agreement dated as of May 29, 2002 by and between First Federal Savings Bank and Richard B. Boyer (incorporated herein by reference to Exhibit 10.15 to the Registration Statement on Form SB-2, as amended (File No. 333-121405), initially filed on December 17, 2004) (1)

10.7 Lease Agreement dated as of June 1, 2012 by and between Exchange Underwriters, Inc. and Richard B. and Wendy A. Boyer

10.8	FedFirst Financial Corporation 2011 Equity Incentive Plan (incorporated herein by reference to Appendix A to the Proxy Statement filed on April 15, 2011) (1)
10.9	FedFirst Financial Corporation 2006 Equity Incentive Plan dated as of March 28, 2006 (incorporated herein by reference to Appendix C to the Proxy Statement filed on April 13, 2006) (1)
10.10	Amendment dated as of April 28, 2008 to the Director Fee Continuation Agreements Between First Federal Savings Bank and certain directors (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 9, 2008) (1)
10.11	Amendment dated as of July 19, 2002 to the Life Insurance Endorsement Method Split Dollar Plan Agreement by and between First Federal Savings Bank and Richard B. Boyer (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 9, 2008) (1)
10.12	Amendment dated as of September 13, 2005 to the Life Insurance Endorsement Method Split Dollar Plan Agreement by and between First Federal Savings Bank and Richard B. Boyer (incorporated herein by reference to Exhibit 10.4 to the Form 10-Q for the quarter ended March 31, 2008, filed on May 9, 2008) (1)
10.13	Employment Agreement dated as of June 1, 2008 by and between Exchange Underwriters, Inc. and Richard B. Boyer (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 8, 2008) (1)
10.14	Employment Agreement dated as of May 21, 2009 by and between First Federal Savings Bank, FedFirst Financial Corporation and Patrick G. O'Brien (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 13, 2009) (1)
10.15	Change in Control Agreement dated as of September 30, 2011 by and between First Federal Savings Bank, FedFirst Financial Corporation and Henry B. Brown III (1)
10.16	Amendment dated as of October 15, 2009 to the Employment Agreement by and between Exchange Underwriters, Inc. and Richard B. Boyer (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 13, 2009) (1)
10.17	Amendment dated as of April 1, 2010 to the Employment Agreement by and between First Federal Savings Bank, FedFirst Financial Corporation and Patrick G. O'Brien (incorporated herein by reference to Exhibit 10.22 to the Registration Statement on Form S-1/A (Registration No. 333-165437) initially filed on May 6, 2010) (1)
10.18	Amendment dated as of April 1, 2010 to the Employment Agreement by and between Exchange Underwriters, Inc. and Richard B. Boyer (incorporated herein by reference to Exhibit 10.23 to the Registration Statement on Form S-1/A (Registration No. 333-165437) initially filed on May 6, 2010) (1)
21.0	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.0 to the Registration Statement on Form S-1 (Registration No. 333-165437) initially filed on March 12, 2010)
23.1	Consent of ParenteBeard LLC
31.1	Rule 13(a)-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13(a)-14(a)/15d-14(a) Certification of Principal Financial Officer
32.0	Section 1350 Certification of Chief Executive Officer and Principal Financial Officer
101.0	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Financial Condition, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Audited Consolidated Financial Statements (2)

(1) Management contract or compensation plan or arrangement.

(2) Furnished, not filed.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FedFirst Financial Corporation

Date: March 15, 2013

/s/ PATRICK G. O'BRIEN

By: Patrick G. O'Brien
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ PATRICK G. O'BRIEN **Patrick G. O'Brien**	President, Chief Executive Officer and Director (principal executive officer)	March 15, 2013
/s/ JAMIE L. PRAH **Jamie L. Prah**	Senior Vice President and Chief Financial Officer (principal accounting and financial officer)	March 15, 2013
/s/ R. CARLYN BELCZYK **R. Carlyn Belczyk**	Director	March 15, 2013
/s/ RICHARD B. BOYER **Richard B. Boyer**	Director	March 15, 2013
/s/ JOHN M. KISH **John M. Kish**	Director	March 15, 2013
/s/ JOHN J. LACARTE **John J. LaCarte**	Director	March 15, 2013
/s/ JOHN M. SWIATEK **John M. Swiatek**	Director	March 15, 2013
/s/ DAVID L. WOHLEBER **David L. Wohleber**	Director	March 15, 2013

FINANCIAL STATEMENTS

Contents

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

FedFirst Financial Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to management and the board of directors regarding the preparation and fair presentation of financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2012 based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in a report entitled *Internal Control — Integrated Framework*. Based on our assessment, management has concluded FedFirst Financial Corporation maintained effective internal control over financial reporting as of December 31, 2012.

FedFirst Financial Corporation is neither an accelerated filer nor a large accelerated filer defined by §240.12b-2. Accordingly, the Company and its independent public accounting firm are not required to include in this Annual Report an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting pursuant to §229.308(a)(4) of Regulation S-K and §210.2-02 (f)(1) of regulation S-X, respectively.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
FedFirst Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FedFirst Financial Corporation and subsidiaries ("Company") as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FedFirst Financial Corporation and subsidiaries as of December 31, 2012 and 2011 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Pittsburgh, Pennsylvania
March 15, 2013

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,	2012	2011
(Dollars in thousands except share data)		
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 2,044	$ 1,491
Interest-earning deposits	3,830	13,080
Total cash and cash equivalents	5,874	14,571
Securities available-for-sale	42,582	52,448
Loans, net	249,530	245,277
Federal Home Loan Bank ("FHLB") stock, at cost	3,787	5,340
Accrued interest receivable - loans	829	1,008
Accrued interest receivable - securities	206	236
Premises and equipment, net	1,797	2,164
Bank-owned life insurance	8,317	8,267
Goodwill	1,080	1,080
Real estate owned	146	544
Deferred tax assets and tax credit carryforwards	2,511	3,096
Other assets	2,101	1,243
Total assets	$ 318,760	$ 335,274
Liabilities and Stockholders' Equity:		
Deposits:		
Noninterest-bearing	23,987	20,536
Interest-bearing	190,070	201,004
Total deposits	214,057	221,540
Borrowings	48,678	49,289
Advance payments by borrowers for taxes and insurance	681	514
Accrued interest payable - deposits	144	228
Accrued interest payable - borrowings	158	202
Other liabilities	1,748	4,700
Total liabilities	265,466	276,473
Stockholders' equity:		
FedFirst Financial Corporation stockholders' equity:		
Preferred stock $0.01 par value; 10,000,000 shares authorized; none issued	—	—
Common stock $0.01 par value; 20,000,000 shares authorized; 2,991,461 shares issued and 2,540,341 and 2,957,302 shares outstanding	25	30
Additional paid-in-capital	34,986	41,630
Retained earnings - substantially restricted	19,821	18,650
Accumulated other comprehensive loss, net of deferred tax benefit of $250 and $107	(388)	(167)
Unearned Employee Stock Ownership Plan ("ESOP")	(1,210)	(1,382)
Total FedFirst Financial Corporation stockholders' equity	53,234	58,761
Noncontrolling interest in subsidiary	60	40
Total stockholders' equity	53,294	58,801
Total liabilities and stockholders' equity	$ 318,760	$ 335,274

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,	**2012**	**2011**
(Dollars in thousands, except per share amounts)		
Interest income:		
Loans	$ 12,264	$ 13,049
Securities - taxable	1,505	2,473
Securities - tax exempt	149	—
Other interest-earning assets	31	10
Total interest income	13,949	15,532
Interest expense:		
Deposits	2,008	2,777
Borrowings	1,624	2,143
Total interest expense	3,632	4,920
Net interest income	10,317	10,612
Provision for loan losses	310	850
Net interest income after provision for loan losses	10,007	9,762
Noninterest income:		
Fees and service charges	624	602
Insurance commissions	2,460	2,119
Income from bank-owned life insurance	289	269
Net gain on sales of available-for-sale securities	—	304
Other	102	41
Total noninterest income	3,475	3,335
Noninterest expense:		
Compensation and employee benefits	5,700	7,183
Occupancy	1,191	1,476
FDIC insurance premiums	210	255
Data processing	555	530
Professional services	708	752
Advertising	221	135
Other	1,359	1,463
Total noninterest expense	9,944	11,794
Income before income tax expense and noncontrolling interest in net income of consolidated subsidiary	3,538	1,303
Income tax expense	1,251	432
Net income before noncontrolling interest in net income of consolidated subsidiary	2,287	871
Noncontrolling interest in net income of consolidated subsidiary	32	12
Net income of FedFirst Financial Corporation	$ 2,255	$ 859
Earnings per share:		
Basic	$ 0.81	$ 0.30
Diluted	0.80	0.30

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

December 31,	2012	2011
(Dollars in thousands)		
Net income before noncontrolling interest in net income of consolidated subsidiary	$ 2,287	$ 871
Other comprehensive loss:		
Unrealized (loss) gain on securities available-for-sale, net of income tax (benefit) expense	(221)	160
Reclassification adjustment on sales of securities available-for-sale, net of income tax benefit	—	(199)
Other comprehensive loss, net of income tax benefit	(221)	(39)
Comprehensive income	2,066	832
Less: Comprehensive income attributable to the noncontrolling interest in subsidiary	32	12
Comprehensive income attributable to FedFirst Financial Corporation	$ 2,034	$ 820

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share data)	Common Stock	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Compre-hensive Loss	Unearned ESOP	Non-controlling Interest in Subsidiary	Total Stock-holders' Equity
Balance at January 1, 2011	$ 30	$ 42,016	$ 18,140	$ (128)	$ (1,555)	$ 84	$ 58,587
Comprehensive income:							
Net income	—	—	859	—	—	12	871
Other comprehensive loss, net of tax of $(25)	—	—	—	(39)	—	—	(39)
Purchase of common stock for retirement (34,159 shares)	—	(464)	—	—	—	—	(464)
ESOP shares committed to be released (8,182 shares)	—	(57)	—	—	173	—	116
Stock-based compensation expense	—	214	—	—	—	—	214
Stock awards issued	—	(79)	—	—	—	—	(79)
Distribution to noncontrolling shareholder	—	—	—	—	—	(56)	(56)
Cash dividends paid ($0.12 per share)	—	—	(349)	—	—	—	(349)
Balance at December 31, 2011	$ 30	$ 41,630	$ 18,650	$ (167)	$ (1,382)	$ 40	$ 58,801

(Dollars in thousands, except per share data)	Common Stock	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Compre-hensive Loss	Unearned ESOP	Non-controlling Interest in Subsidiary	Total Stock-holders' Equity
Balance at January 1, 2012	$ 30	$ 41,630	$ 18,650	$ (167)	$ (1,382)	$ 40	$ 58,801
Comprehensive income:							
Net income	—	—	2,255	—	—	32	2,287
Other comprehensive loss, net of tax of $(143)	—	—	—	(221)	—	—	(221)
Purchase of common stock for retirement (433,201 shares)	(5)	(6,746)	—	—	—	—	(6,751)
ESOP shares committed to be released (8,182 shares)	—	(54)	—	—	172	—	118
Stock-based compensation expense	—	156	—	—	—	—	156
Distribution to noncontrolling shareholder	—	—	—	—	—	(12)	(12)
Cash dividends paid ($0.40 per share)	—	—	(1,084)	—	—	—	(1,084)
Balance at December 31, 2012	$ 25	$ 34,986	$ 19,821	$ (388)	$ (1,210)	$ 60	$ 53,294

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2012	2011
(Dollars in thousands)		
Cash flows from operating activities:		
Net income	$ 2,255	$ 859
Adjustments to reconcile net income to net cash provided by operating activities		
Noncontrolling interest in net income of consolidated subsidiary	32	12
Provision for loan losses	310	850
Depreciation	372	557
Amortization of intangibles	112	109
Net gain on sales of available-for-sale securities	—	(304)
Impairment loss on real estate owned	58	99
Deferred income tax expense (benefit)	727	(3)
Net amortization of security premiums and loan costs	621	470
Benefit payment for supplemental executive retirement plan	(2,955)	—
Noncash expense for ESOP	102	110
Noncash expense for stock-based compensation	156	214
Increase in bank-owned life insurance	(256)	(269)
(Increase) decrease in other assets	(554)	929
(Decrease) increase in other liabilities	(125)	1,554
Net cash provided by operating activities	855	5,187
Cash flows from investing activities:		
Net loan originations	(4,787)	(16,561)
Proceeds from maturities and principal repayments of securities available-for-sale	19,998	21,282
Proceeds from sales of securities available-for-sale	—	10,162
Purchases of securities available-for-sale	(10,940)	(5,366)
Purchases of premises and equipment	(195)	(440)
Decrease in FHLB stock, at cost	1,553	1,216
Proceeds from sales of real estate owned	387	286
Cash surrender value of bank owned life insurance policy surrendered	239	—
Income for cash surrender value of bank owned life insurance policy surrendered	(33)	—
Net cash provided by investing activities	6,222	10,579
Cash flows from financing activities:		
Net increase (decrease) in short-term borrowings	12,000	(4,200)
Repayments of long-term borrowings	(12,611)	(23,404)
Net (decrease) increase in deposits	(7,483)	17,978
Increase in advance payments by borrowers for taxes and insurance	167	59
Purchase of common stock for stock award grants	—	(79)
Purchase of common stock for retirement	(6,751)	(464)
Cash dividends paid	(1,084)	(349)
Distribution to noncontrolling shareholder	(12)	(56)
Net cash used in financing activities	(15,774)	(10,515)
Net (decrease) increase in cash and cash equivalents	(8,697)	5,251
Cash and cash equivalents, beginning of year	14,571	9,320
Cash and cash equivalents, end of year	$ 5,874	$ 14,571
Supplemental cash flow information:		
Cash paid for:		
Interest on deposits and borrowings (including interest credited to deposit accounts of $2,092 and $2,847, respectively)	$ 3,760	$ 5,088
Income taxes	846	73
Noncash activities:		
Real estate acquired in settlement of loans	$ 47	$ 569

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Operations

The accompanying audited Consolidated Financial Statements include the accounts of FedFirst Financial Corporation ("FedFirst Financial" or the "Company"), a stock holding company established in 2010, whose wholly owned subsidiary is First Federal Savings Bank ("First Federal" or the "Bank"), a federally chartered stock savings bank, which owns FedFirst Exchange Corporation ("FFEC"). FFEC has an 80% controlling interest in Exchange Underwriters, Inc. ("Exchange Underwriters"). Exchange Underwriters is a full-service, independent insurance agency that offers property and casualty, commercial liability, surety and other insurance products. All significant intercompany transactions have been eliminated.

First Federal operates as a community-oriented financial institution offering residential, multi-family and commercial mortgages, consumer loans and commercial business loans as well as a variety of deposit products for individuals and businesses from seven locations in southwestern Pennsylvania. First Federal conducts insurance brokerage activities through Exchange Underwriters. The Bank is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company evaluated subsequent events through the date the consolidated financial statements were filed with the Securities and Exchange Commission and incorporated into the consolidated financial statements the effect of all material known events determined by Accounting Standards Codification ("ASC") Topic 855, Subsequent Events, to be recognizable events.

Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, evaluation of securities for other-than-temporary impairment ("OTTI"), goodwill impairment, amortization of intangible assets, and the valuation of deferred tax assets.

Securities

The Company classifies securities at the time of purchase as either trading, available-for-sale or held-to-maturity. Securities that the Company has the positive intent and ability to hold to maturity are classified as securities held-to-maturity and are reported at amortized cost. Securities bought and held principally for the purpose of selling them in the near term are classified as securities for trading and reported at fair value with gains and losses included in earnings. The Company had no held-to-maturity or trading securities at December 31, 2012 or 2011. Securities not classified as held-to-maturity or trading securities are classified as securities available-for-sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income ("OCI"). Interest income includes amortization of purchase premium or discount. Premiums and discounts are amortized and accreted using the level yield method. Net gain or loss on the sale of securities is based on the amortized cost of the specific security sold.

Other-Than-Temporary Impairment

The Company reviews its investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been lower than the cost, the financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes credit-related OTTI on debt securities in earnings while noncredit-related OTTI on debt securities not expected to be sold is recognized in accumulated OCI. The Company assesses whether the credit loss existed by considering whether (a) the Company has the intent to sell the security, (b) it is more likely than not that the Company will be required to sell the security before recovery, or (c) the Company does not expect to recover the entire amortized cost basis of the security. The Company can bifurcate the OTTI on securities not expected to be sold or where the entire amortized cost of the security is not expected to be recovered into the components representing credit loss and the component representing loss related to other factors. The portion of the fair value decline attributable to credit loss is recognized through earnings.

Corporate debt securities are evaluated for OTTI by determining whether it is probable that an adverse change in estimated cash flows has occurred. Determining whether there has been an adverse change in estimated cash flows involves the calculation of the present value of remaining cash flows compared to previously projected cash flows. We consider the discounted cash flow analysis to be our primary evidence when determining whether credit-related OTTI exists on corporate debt securities.

Loans

The Company segments the loan portfolio based on loan types with related risk characteristics. The segments consist of real estate-mortgage, real estate-construction, consumer and commercial business loans. Real estate-mortgage includes the following classes: one- to four- family residential, multi-family, and commercial. One- to four- family and multi-family are subdivided into loans originated within our geographic lending area and loans purchased out-of-state. Real estate construction includes the following classes: residential and commercial. Consumer includes the following classes: home equity and other, which is primarily composed of secured and unsecured consumer loans. Home equity is subdivided into loans with a loan-to-value ratio of 80% or less or greater than 80%. Loans are stated at the outstanding principal amount of the loans, net of premiums and discounts on loans purchased, deferred loan costs, loans in process, and the allowance for loan losses. Loans are originated with the intent to hold until maturity. Interest income on loans is accrued and credited to interest income as earned. Loans are generally placed on nonaccrual status at the earlier of when they become delinquent 90 days or more as to principal or interest or when it appears that principal or interest is uncollectible. Interest accrued prior to a loan being placed on nonaccrual status is subsequently reversed. Interest income on nonaccrual loans is recognized only in the period in which it is ultimately collected. Loans are returned to an accrual status when factors indicating doubtful collectability no longer exist.

Loan fees and direct costs of originating loans are deferred, and the net fee or cost is accreted or amortized to interest income as a yield adjustment over the contractual lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

A loan whose contractual terms have been restructured in a manner which grants a concession to a borrower experiencing financial difficulties is considered a troubled debt restructuring ("TDR"). TDRs typically result from our loss mitigation activities and could include rate reductions, principal forgiveness, forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. A restructuring for a borrower that is experiencing financial difficulties, but results in only a delay in payment that is insignificant is not considered a concession. Once a loan is classified as a TDR, the determination of income recognition is based on the status of the loan prior to classification. If a loan is in non-accrual status, then it will remain in that classification for a minimum of six consecutive months until uncertainty with respect to collectability no longer exists. Loans that are current at the time of classification will remain on an accrual basis and are monitored. If restructured contractual terms of a loan are not met, then the loan will be placed on nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that in management's judgment should be charged-off. Loan losses are charged against the allowance when management confirms collectability of a loan balance is not likely. Subsequent recoveries, if any, are credited to the allowance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, peer group information, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other factors related to the collectability of the loan portfolio. This evaluation is inherently subjective as it involves a high degree of judgment and requires estimates that are susceptible to significant revision as more information becomes available.

An allowance is established for loans that are individually evaluated and determined to be impaired. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. A loan may be placed on nonaccrual status due to payment delinquency or uncertain collectability, while not being classified as impaired. Factors considered by management in determining impairment include payment status, risk rating, and loan amount. Generally, management performs individual impairment assessments of substandard loan relationships of $250,000 or greater to determine the amount that may be uncollectible. The amount of impairment is determined by the difference between the present value of the expected cash flows related to the loan, using current interest rates and its recorded value, or, as a practical measure in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans less estimated selling costs. Impaired loans incur a charge-off when it is determined foreclosure is probable and the ultimate collectability is not likely.

Loans excluded from the individual impairment analysis are collectively evaluated by management to estimate losses inherent in those loans. Management determines historical loss experience for each group of loans with similar risk characteristics within the portfolio based on loss experience for loans in each group. Loan categories represent groups of loans with similar risk characteristics and may include types of loans by product, large credit exposures, concentrations, loan grade, or any other characteristic that causes a loan's risk profile to be similar to another. We also consider qualitative or environmental factors that are likely to cause estimated credit losses associated with the bank's existing portfolio to differ from historical loss experience, including changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; changes in experience, ability and depth of loan management; changes in the volume and severity of past due loans, non-accrual loans and adversely graded or classified loans; changes in the quality of the loan review system; changes in the value of underlying collateral for collateral dependent loans; existence of or changes in concentrations of credit; changes in economic or business conditions; and the effect of competition, legal and regulatory requirements on estimated credit losses.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that may result in deterioration if uncorrected and not monitored. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as doubtful have all the weaknesses inherent in loans classified as substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. To determine the appropriate risk rating category, the borrower's overall financial condition, repayment sources, guarantors, and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial and consumer loans.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of the Comptroller of the Currency ("OCC"), as an integral part of its examination process, periodically reviews our allowance for loan losses. The OCC may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

Federal Home Loan Bank System

The Company is a member of the Federal Home Loan Bank System. As a member, the Bank is required to maintain an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh ("FHLB"). Deficiencies, if any, in the required investment at the end of any reporting period are purchased in the subsequent reporting period. The investment is carried at cost. No ready market exists for the stock, and it has no quoted market value. The Company may receive dividends on its FHLB capital stock, which are included in interest income and are recognized when declared.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Premises and Equipment

Land is carried at cost. Office properties and equipment are carried at cost less accumulated depreciation and amortization. Buildings and leasehold improvements are depreciated using the straight-line method using useful lives generally ranging from 10 to 40 years. Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives generally ranging from three to 10 years. Charges for maintenance and repairs are expensed as incurred.

Bank-Owned Life Insurance

The Company purchased insurance on the lives of certain executive officers and directors. The policies accumulate asset values to meet future liabilities, including the payment of employee benefits. Increases in the cash surrender value and proceeds upon the death of a key employee are recorded as noninterest income. The cash surrender value of bank-owned life insurance is recorded as an asset.

Goodwill

We recorded goodwill in connection with our acquisition of Exchange Underwriters. Goodwill is not amortized but is tested for impairment annually or more frequently if impairment indicators arise. The goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. We estimate the fair values of the related operations using discounted cash flows. The forecasts of future cash flows are based on our best estimate of future revenues and operating costs, based primarily on contracts in effect, new accounts and cancellations and operating budgets. The impairment analysis requires management to make subjective judgments concerning how the acquired assets will perform in the future. Events and factors that may significantly affect the estimates include competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and industry and market trends. Changes in these forecasts could cause a reporting unit to either pass or fail the first step in the goodwill impairment model, which could significantly change the amount of impairment recorded. Our annual assessment of potential goodwill impairment was completed in the fourth quarter of 2012. Based on the results of this assessment, no impairment charge was deemed necessary for the years ended December 31, 2012 and 2011.

Intangible Assets

The Company determines the accounting for intangible assets based on their useful life. An intangible asset with a finite useful life is amortized, whereas an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. The Company evaluates the remaining useful life of its intangible assets that are being amortized annually to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Real Estate Owned

When properties are acquired through foreclosure, they are transferred at estimated fair value less estimated selling costs, and any required write-downs are charged to the allowance for loan losses. Subsequently, such properties are carried at the lower of the adjusted cost or fair value less estimated selling costs. Estimated fair value of the property is generally based on an appraisal.

Income Taxes

The provision for income taxes is the total of the current year income tax due or refundable and the change in the deferred tax assets and liabilities. Deferred tax assets and liabilities are the estimated future tax consequences attributable to differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized. Management believes, based upon current facts, that it is more likely than not there will be sufficient taxable income in future years to realize the deferred tax assets. The Company and its subsidiaries file a consolidated federal income tax return. The Company had no uncertain tax positions at December 31, 2012 and 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investment in Affordable Housing Projects

The Company accounted for its limited partnership interests in affordable housing projects under the cost-recovery method. The Company received tax credits each year over a 10 year period. The investment was completely amortized at December 31, 2005.

At December 31, 2012 and 2011, there was approximately $954,000 and $889,000 of credits, respectively, that have not been utilized. The credits have been reflected as an asset and are available to be used to offset future taxes payable, with the credits expiring in years 2021 through 2025. Management believes based upon current facts that it is more likely than not there will be sufficient income in future years to be able to use the tax credits.

Fair Value of Financial Instruments

Fair values are determined by a third-party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. In some instances, the fair value of certain securities cannot be determined using these techniques due to the lack of relevant market data. As such, these securities are valued using an alternative technique and classified within Level 3 of the fair value hierarchy.

Repurchases of Common Stock

Repurchases of shares of FedFirst Financial's common stock are recorded as a reduction of stockholders' equity and the shares are retired upon purchase.

Earnings Per Share

Basic earnings per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed in a manner similar to basic earnings per common share except that the weighted-average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. Common stock equivalents include restricted stock awards and stock options. Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented. Unallocated common shares held by the Employee Stock Ownership Plan ("ESOP") are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted earnings per common share until they are committed to be released.

Stock-Based Compensation

In 2006, FedFirst Financial Corporation's stockholders approved the 2006 Equity Incentive Plan (the "2006 Plan"). The purpose of the Plan is to promote the Company's success and enhance its value by linking the personal interests of its employees, officers, directors and directors emeritus to those of the Company's stockholders, and by providing participants with an incentive for outstanding performance. All of the Company's salaried employees, officers and directors are eligible to participate in the 2006 Plan. The 2006 Plan authorizes the granting of options to purchase shares of the Company's stock, which may be non-statutory stock options or incentive stock options, and restricted stock which is subject to restrictions on transferability and subject to forfeiture. The 2006 Plan reserved an aggregate number of 214,787 shares of which 153,419 may be issued in connection with the exercise of stock options and 61,367 may be issued as restricted stock.

In 2011, the Company's stockholders approved the 2011 Equity Incentive Plan (the "2011 Plan"). The 2011 Plan's details related to purpose, eligibility, and granting of shares are the same as noted above for the 2006 Plan. The 2011 Plan reserved an aggregate number of 204,218 shares of which 145,870 may be issued in connection with the exercise of stock options and 58,348 may be issued as restricted stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Awards are typically granted with a five year vesting period and a vesting rate of 20% per year. The contractual life of stock options is typically 10 years from the date of grant. The exercise price for options is the closing price on the date of grant. The Company recognizes expense associated with the awards over the vesting period. Unrecognized compensation cost related to nonvested stock-based compensation is recognized ratably over the remaining service period. The per share weighted-average fair value of stock options granted with an exercise price equal to the market value on the date of grant is calculated using the Black-Scholes-Merton option pricing model, using assumptions for expected life, expected dividend rate, risk-free interest rate, and an expected volatility. The Company uses the simplified method to determine the expected term because it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its shares have been publicly traded.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense was approximately $221,000 and $135,000 for the years ended December 31, 2012 and 2011, respectively.

Revenue Recognition of Insurance Commissions and Contingency Fees

Exchange Underwriters records insurance commission based on the method in which the policy is billed. For policies that Exchange Underwriters directly bills to policyholders, income is recorded when billed. For policies an insurance company directly bills to policyholders on behalf of Exchange Underwriters, income is recorded as payments are received. Commissions are recorded net of cancellations.

Exchange Underwriters also receives guaranteed supplemental payments and contingency fees that may be significant to its financial results. Guaranteed supplemental payments and contingency fees are dependent on several factors, which include, but are not limited to, eligible written premiums, earned premiums, incurred losses, and stop loss charges. Guaranteed supplemental payments are only accrued when insurance companies offer a lock-in provision and Exchange Underwriters agrees to a stipulated amount that typically includes a predetermined percentage adjusting the final payout calculations. Otherwise, contingency fees are recorded on a cash basis when received based on final calculations. Contingency fees are typically received in the first quarter of the year. Since insurance companies are not required to provide any estimates, the Company is not able to accrue contingency fees in the period earned as it does with guaranteed supplemental payments.

Reclassifications of Prior Year's Statements

Certain previously reported items have been reclassified to conform to the current year's classifications.

Recent Accounting Pronouncements

ASU 2011-04 *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The ASU is the result of joint efforts by the FASB and International Accounting Standards Board ("IASB") to develop a single, converged fair value framework on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. generally accepted accounting principles ("GAAP"), it expands existing disclosure requirements for fair value measurements and makes other amendments to FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.* Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of this ASU did not have a material impact on the Company's financial condition and results of operation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ASU 2011-05 *Presentation of Comprehensive Income.* In September 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income,* which revises the manner in which entities present comprehensive income in their financial statements. The new guidance eliminates the option to present components of other comprehensive income as part of the Statements of Changes to Stockholders' Equity and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income ("OCI"). The ASU does not change the items that must be reported in OCI. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Guidance must be applied retrospectively for all periods presented in the financial statements. The adoption of this ASU did not have a material impact on the Company's financial condition and results of operation.

ASU 2011-08 *Testing for Goodwill for Impairment.* In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment,* which amends the guidance on testing goodwill impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e. step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this ASU did not have a material impact on the Company's financial condition and results of operation.

ASU 2011-12 *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05.* In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05.* In response to concerns regarding the operational ramifications of the presentation requirements for reclassification of items out of accumulated other comprehensive income for current and previous years, the FASB has deferred the implementation date of this provision in ASU 2011-05, Presentation of Comprehensive Income, to allow time for further consideration. The requirement in ASU 2011-05 for the presentation of a combined statement of comprehensive income or separate, but consecutive, statements of net income and other comprehensive income is still effective for fiscal years and interim periods beginning after December 15, 2011 for public companies. The adoption of this ASU did not have a material impact on the Company's financial condition and results of operation.

ASU 2012-04 *Technical Corrections and Improvements.* In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, which makes certain minor technical corrections to the FASB ASC and includes conforming amendments that are nonsubstantive in nature and identify when the use of fair value should be linked to the definition of fair value in ASC Topic 820, *Fair Value Measurement.* The amendments affect various ASC topics and include source literature amendments, guidance clarification and reference corrections, and relocated guidance. The amendments that will not have transition guidance were effective upon issuance and the amendments that are subject to the transition guidance will be effective for fiscal period beginning after December 15, 2012. The adoption of the effective portions of this ASU did not have a material impact on the Company's financial condition and results of operation.

ASU 2013-02 *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* In February 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,* which requires entities to disclose additional information about reclassification adjustments including changes in accumulated other comprehensive income ("AOCI") balances by component and significant items reclassified out of AOCI. The ASU is intended to help entities improve the transparency of changes in other comprehensive income ("OCI") and items reclassified out of AOCI in their financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The Company has determined the adoption of this ASU will not have a material impact on the Company's financial condition and results of operation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Securities

The following table sets forth the amortized cost and fair value of securities available-for-sale at the dates indicated (dollars in thousands).

December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$ 8,756	$ 435	$ 10	$ 9,181
Mortgage-backed	12,120	695	—	12,815
REMICs	18,345	355	—	18,700
Corporate debt	3,995	—	2,113	1,882
Equities	4	—	—	4
Total securities available-for-sale	$ 43,220	$ 1,485	$ 2,123	$ 42,582

December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government-sponsored enterprises	$ 2,000	$ 3	$ —	$ 2,003
Municipal bonds	6,738	391	4	7,125
Mortgage-backed	16,572	972	—	17,544
REMICs	23,413	916	11	24,318
Corporate debt	3,995	—	2,541	1,454
Equities	4	—	—	4
Total securities available-for-sale	$ 52,722	$ 2,282	$ 2,556	$ 52,448

The amortized cost and fair value of securities at December 31, 2012 by contractual maturity were as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties (dollars in thousands).

	Amortized Cost	Fair Value
Due in less than one year	$ 700	$ 707
Due from one to five years	2,065	2,392
Due from five to ten years	8,352	8,606
Due after ten years	32,099	30,873
No scheduled maturity	4	4
Total	$ 43,220	$ 42,582

Securities with an amortized cost and fair value of $12.8 million and $13.3 million, respectively, at December 31, 2012 and $9.4 million and $9.9 million, respectively, at December 31, 2011 were pledged to secure public deposits and repurchase agreements.

There were no sales of securities available-for-sale for the year ended December 31, 2012. Proceeds from the sales of securities available-for-sale for the year ended December 31, 2011 were $10.2 million with gross realized gains of $305,000 and gross realized losses of $1,000 for a net gain of $304,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents gross unrealized losses and fair value of securities aggregated by category and length of time that individual securities have been in a continuous loss position at the dates indicated (dollars in thousands).

	Less than 12 months			12 months or more			Total		
December 31, 2012	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Municipal Bonds	1	$ 1,151	$ 10	—	$ —	$ —	1	$ 1,151	$ 10
Corporate debt	—	—	—	3	1,882	2,113	3	1,882	2,113
Total securities temporarily impaired	1	$ 1,151	$ 10	3	$ 1,882	$ 2,113	4	$ 3,033	$ 2,123

	Less than 12 months			12 months or more			Total		
December 31, 2011	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Municipal Bonds	1	$ 572	$ 4	—	$ —	$ —	1	$ 572	$ 4
REMICs - Government-sponsored enterprises	1	1,531	11	—	—	—	1	1,531	11
Corporate debt	—	—	—	3	1,454	2,541	3	1,454	2,541
Total securities temporarily impaired	2	$ 2,103	$ 15	3	$ 1,454	$ 2,541	5	$ 3,557	$ 2,556

The Company reviews its investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been lower than the cost, the financial condition and near-term prospects of the issuer including any specific events that may influence the operations of the issuer, and the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market.

Municipal bonds—At December 31, 2012, the Company had one municipal bond with an unrealized loss of $10,000 in an unrealized loss position of less than 12 months. An evaluation was performed whereby we noted the credit rating remains at investment grade. The Company believes the unrealized loss of this bond is due to changes in market conditions as the economic base of the municipality exhibits strong income indicators and the municipality has sound financial policies and practices. The Company does not intend to sell the bond and it is more likely than not be required to sell the bond before its recovery. The Company expects to recover the entire amortized cost basis and concluded that there was no OTTI on this bond at December 31, 2012.

Corporate debt—At December 31, 2012, the Company had three securities that were in an unrealized loss position for 12 months or greater at an amount of $2.1 million. These securities consist of two pools of trust preferred corporate debt obligations ("CDOs") collateralized by the trust preferred securities of insurance companies in the United States. These securities were downgraded from their original rating issuance to below investment grade after purchase. The lack of liquidity in the market for this type of security, credit rating downgrades and market uncertainties are factors contributing to the unrealized losses on these securities.

The following table provides additional information related to the Company's CDOs at December 31, 2012 (dollars in thousands):

Pool	Class	Tranche	Amortized Cost	Fair Value	Unrealized Loss	S&P Rating	Current Number of Insurance Companies	Total Collateral	Current Deferrals and Defaults	Performing Collateral	Additional Immediate Deferrals/ Defaults Before Causing an Interest Shortfall (a)	Additional Immediate Deferrals/ Defaults Before Causing a Break in Yield (b)
I-PreTSL I	Mezzanine	B-3	$ 1,500	$ 581	$ 919	CCC-	16	$ 188,500	$ 15,000	$ 173,500	$ 116,796	$ 64,000
I-PreTSL II	Mezzanine	B-3	2,495	1,301	1,194	BB+	25	340,500	24,500	316,000	157,067	121,000
			$ 3,995	$1,882	$ 2,113							

(a) *A temporary interest shortfall is caused by an amount of deferrals/defaults high enough such that there is insufficient cash flow available to pay current interest on the given tranche or by breaching the principal coverage test of the tranche immediately senior to the given tranche. Amounts presented represent additional deferrals/defaults beyond those currently existing that must occur before the security would experience an interest shortfall.*

(b) *A break in yield for a given tranche means that deferrals/defaults have reached such a level that the tranche would not receive all of its contractual cash flows (principal and interest) by maturity (so not just a temporary interest shortfall, but an actual loss in yield on the investment). In other words, the magnitude of the defaults/deferrals has depleted all of the credit enhancement (excess interest and over-collateralization) beneath the given tranche. Amounts presented represent additional deferrals/defaults beyond those currently existing that must occur before the security would experience a break in yield.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These securities are evaluated for OTTI by determining whether it is probable that an adverse change in estimated cash flows has occurred. Determining whether there has been an adverse change in estimated cash flows involves the calculation of the present value of remaining cash flows compared to previously projected cash flows. We consider the discounted cash flow analysis to be our primary evidence when determining whether credit-related OTTI exists. Additionally, reports are reviewed that provide information for the amount of deferral/defaults that would have to occur to prevent the tranche from collecting contractual cash flows (principal and interest). None of these securities are projecting a cash flow disruption, nor have any of these securities experienced a cash flow disruption. The Company also reviewed each of the issues' collateral participants, including their financial condition, ratings provided by A. M. Best (for insurance companies), and adverse conditions specifically related to industry or geographic area. This information did not suggest additional deferrals or defaults in the future that would result in the securities not receiving all of their contractual cash flows. Based on the analysis performed and the fact that the Company does not expect to sell these securities, and because it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis, the Company concluded that there was no OTTI on these securities at December 31, 2012.

3. Loans

The following table sets forth the composition of the Company's loan portfolio at the dates indicated (dollars in thousands).

December 31,	2012	2011
Real estate - mortgage:		
One- to four-family residential		
Originated	$ 110,754	$ 117,622
Purchased	10,188	16,304
Total one- to four-family residential	120,942	133,926
Multi-family		
Originated	11,101	13,122
Purchased	4,226	5,121
Total multi-family	15,327	18,243
Commercial	45,504	35,307
Total real estate - mortgage	181,773	187,476
Real estate - construction:		
Residential	1,931	3,874
Commercial	5,231	8,308
Total real estate - construction	7,162	12,182
Consumer:		
Home equity		
Loan-to-value ratio of 80% or less	41,537	30,679
Loan-to-value ratio of greater than 80%	7,841	7,758
Total home equity	49,378	38,437
Other	1,923	1,892
Total consumer	51,301	40,329
Commercial business	15,055	15,445
Total loans	$ 255,291	$ 255,432
Net premium on loans purchased	106	127
Net deferred loan costs	450	606
Loans in process	(3,431)	(7,790)
Allowance for loan losses	(2,886)	(3,098)
Loans, net	$ 249,530	$ 245,277

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans to Executive Officers and Directors. The Bank has made loans to executive officers and directors in the ordinary course of business under the same terms and conditions, including interest rates and collateral, as those prevailing for comparable transaction with other customers and did not, in the opinion of management, involve more than normal credit risk. The following table sets forth the changes to loans to executive officers and directors at the dates indicated (dollars in thousands).

December 31,	2012	2011
Balance, beginning of year	$ 2,758	$ 1,213
Additions	1,821	2,075
Repayments	(626)	(154)
Loans in process	(34)	(376)
Balance, end of year	$ 3,919	$ 2,758

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated (dollars in thousands).

December 31,	2012			2011		
	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due
Real estate - mortgage:						
One- to four-family residential						
Originated	$ 1,052	$ 138	$ 281	$ 681	$ 584	$ —
Purchased	—	—	595	—	172	1,416
Total one- to four-family residential	1,052	138	876	681	756	1,416
Commercial	456	—	74	25	504	568
Total real estate - mortgage	1,508	138	950	706	1,260	1,984
Consumer:						
Home equity						
Loan-to-value ratio of 80% or less	510	—	—	68	—	—
Loan-to-value ratio of greater than 80%	406	36	—	48	—	33
Total home equity	916	36	—	116	—	33
Other	5	—	—	1	4	—
Total consumer	921	36	—	117	4	33
Commercial business	8	—	—	28	—	—
Total delinquencies	$ 2,437	$ 174	$ 950	$ 851	$ 1,264	$ 2,017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonperforming Assets. The following table provides information with respect to our nonperforming assets at the dates indicated (dollars in thousands).

December 31,	Number of Contracts	2012	Number of Contracts	2011
Nonaccrual loans:				
Real estate - mortgage:				
One- to four-family residential				
Originated	2	$ 1,269	1	$ 128
Purchased	5	763	8	1,416
Total one- to four-family residential	7	2,032	9	1,544
Commercial	2	172	3	568
Total real estate - mortgage	9	2,204	12	2,112
Consumer:				
Home equity (loan-to-value ratio of greater than 80%)	—	—	1	33
Total consumer	—	—	1	33
Total nonaccrual loans	9	2,204	13	2,145
Accruing loans past due 90 days or more	—	—	—	—
Total nonaccrual loans and accruing loans past due 90 days or more	9	2,204	13	2,145
Real estate owned	2	146	8	544
Total nonperforming assets	11	$ 2,350	21	$ 2,689
Troubled debt restructurings:				
In nonaccrual status	3	$ 1,254	2	$ 465
Performing under modifed terms	7	1,501	6	1,565
Total troubled debt restructurings	10	$ 2,755	8	$ 2,030
Total nonperforming loans to total loans		0.86%		0.84%
Total nonperforming assets to total assets		0.74		0.80
Total nonperforming assets and troubled debt restructurings performing under modified terms to total assets [1]		1.21		1.27

(1) Troubled debt restructurings in nonaccrual status are included in nonperforming assets.

At December 31, 2011, nonaccrual purchased residential loans included one relationship comprised of six loans totaling $1.3 million. In 2012, two of the loans in that relationship were paid off and the remaining four loans totaling $993,000 were restructured into one loan by the Bank as a TDR. The restructuring transferred the relationship from the purchased segment to the originated segment at December 31, 2012 and represents the majority of the change in these categories in comparison to December 31, 2011.

Troubled Debt Restructurings. Loans whose contractual terms have been restructured in a manner which grants a concession to a borrower experiencing financial difficulties are considered TDRs. TDRs typically are the result of our loss mitigation activities whereby concessions are granted to minimize loss and avoid foreclosure or repossession of collateral. The concessions granted for the TDRs in our portfolio primarily consist of, but are not limited to, capitalization of principal and interest due, reverting from payment of principal and interest to interest-only, or extending a maturity date through a signed forbearance agreement. Certain TDRs were placed in nonaccrual status at the time of restructure and may only be returned to performing status after considering the borrower's sustained repayment performance for a reasonable period which is generally six months. Loans that were current at the time of classification remained on an accrual basis and are monitored to ensure restructured contractual terms are met.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TDRs are typically evaluated for any possible impairment similar to other impaired loans based on the current fair value of the collateral, less selling costs, for collateral dependent loans. If we determine that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized through a specific allowance for loan losses. In periods subsequent to modification, we continue to evaluate all TDRs for any additional impairment and will adjust any specific allowances accordingly.

The following tables provide information related to TDRs at the dates indicated (dollars in thousands). The pre-modification outstanding recorded investment represents the balance outstanding when the loan was determined to be a TDR. The post-modification outstanding recorded investment represents the outstanding balance at period end.

	In Nonaccrual Status				Performing Under Modified Terms			
December 31, 2012	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific Allowance	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific Allowance
Real estate - mortgage:								
One- to four-family residential								
Originated	1	$ 993	$ 988	$ —	—	$ —	$ —	$ —
Purchased	1	168	168	—	—	—	—	—
Total one- to four-family residential	2	1,161	1,156	—	—	—	—	—
Commercial	1	516	98	—	5	1,441	1,357	—
Total real estate - mortgage	3	1,677	1,254	—	5	1,441	1,357	—
Consumer:								
Home equity (loan-to-value ratio of 80% or less)	—	—	—	—	1	140	136	—
Other	—	—	—	—	1	11	8	—
Total consumer	—	—	—	—	2	151	144	—
Total troubled debt restructurings	3	$ 1,677	$ 1,254	$ —	7	$ 1,592	$ 1,501	$ —

	In Nonaccrual Status				Performing Under Modified Terms			
December 31, 2011	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific Allowance	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific Allowance
Real estate - mortgage:								
Commercial	2	$ 516	$ 465	$ —	4	$ 1,431	$ 1,414	$ 170
Total real estate - mortgage	2	516	465	—	4	1,431	1,414	170
Consumer:								
Home equity (loan-to-value ratio of 80% or less)	—	—	—	—	1	140	140	—
Other	—	—	—	—	1	11	11	—
Total consumer	—	—	—	—	2	151	151	—
Total troubled debt restructurings	2	$ 516	$ 465	$ —	6	$ 1,582	$ 1,565	$ 170

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impaired Loans. The following tables summarize information in regards to impaired loans by loan portfolio class at the dates indicated (dollars in thousands).

December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded					
One- to four-family originated residential	$ 1,528	$ 1,528	$ —	$ 1,625	$ 16
One- to four-family purchased residential	309	509	—	411	2
Commercial real estate	2,571	2,683	—	2,799	168
Home equity (loan-to-value ratio of 80% or less)	136	136	—	138	9
Other consumer	8	8	—	10	—
Total impaired loans	$ 4,552	$ 4,864	$ —	$ 4,983	$ 195

December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded					
One- to four-family purchased residential	$ 1,287	$ 1,287	$ —	$ 1,290	$ 11
Commercial real estate	1,447	1,510	—	1,484	60
Home equity (loan-to-value ratio of 80% or less)	140	140	—	143	9
Other consumer	11	11	—	12	1
Impaired loans with an allowance recorded					
Commercial real estate	654	654	170	663	32
One- to four-family purchased residential	$ 1,287	$ 1,287	$ —	$ 1,290	$ 11
Commercial real estate	2,101	2,164	170	2,147	92
Home equity (loan-to-value ratio of 80% or less)	140	140	—	143	9
Other consumer	11	11	—	12	1
Total impaired loans	$ 3,539	$ 3,602	$ 170	$ 3,592	$ 113

The following impaired loan activity occurred during 2012:

- At December 31, 2011, impaired loans included one purchased residential relationship comprised of six loans with a recorded investment of $1.3 million. In the current period, two of the loans in that relationship were paid off and the remaining four loans totaling $993,000 were restructured into one loan by the Bank as a TDR. The restructuring transferred the relationship from the purchased portfolio to the originated portfolio at December 31, 2012.

- An updated appraisal was received on a commercial real estate property and it was determined that a $170,000 specific reserve was no longer necessary due to an increase in the collateral value.

Allowance for loan losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a valuation allowance on impaired loans; and (2) a valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allowance on Impaired Loans. We establish an allowance for loans that are individually evaluated and determined to be impaired. The amount of impairment is determined by the difference between the present value of the expected cash flows related to the loan, using current interest rates and its recorded value, or, as a practical measure in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans less estimated selling costs. At December 31, 2012, there were seven loan relationships that were individually evaluated for impairment, of which four were considered TDRs. At December 31, 2011, there were five loan relationships that were individually evaluated for impairment, of which three were considered TDRs. TDR and impaired loan information and any related specific allowances were previously summarized in the "Troubled Debt Restructurings" and "Impaired Loans" sections.

Allowance on the Remainder of the Loan Portfolio. We establish an allowance for loans that are not determined to be impaired. Management determines historical loss experience for each group of loans with similar risk characteristics within the portfolio based on loss experience for loans in each group. Loan categories will represent groups of loans with similar risk characteristics and may include types of loans categorized by product, large credit exposures, concentrations, loan grade, or any other characteristic that causes a loan's risk profile to be similar to another. We utilize previous years' net charge-off experience by loan category as a basis in determining loss projections. In addition, there are two categories of loans considered to be higher risk concentrations that are evaluated separately when calculating the allowance for loan losses:

- Loans purchased in the secondary market. Prior to 2006, pools of multi-family and one- to four- family residential mortgage loans located in areas outside of our primary geographic lending area in southwestern Pennsylvania were acquired in the secondary market. Although these loans were underwritten to our lending standards, they are considered higher risk given our unfamiliarity with the geographic areas where the properties are located and ability to timely identify problem loans through servicer correspondence.

- Home equity loans with a loan-to-value ratio greater than 80%. These loans are considered higher risk given the pressure on property values and reduced credit alternatives available to leveraged borrowers.

We also consider qualitative or environmental factors that are likely to cause estimated credit losses associated with the bank's existing portfolio to differ from historical loss experience. Our historical loss experience and qualitative and environmental factors are reviewed on a quarterly basis to ensure they are reflective of current conditions in our loan portfolio and economy. At December 31, 2012, we utilized six years of loss history and, generally, periods where we did not experience any losses are excluded from determining the historical average loss for each loan class. In 2011, the qualitative factor related to changes in adversely graded loans was adjusted to include a factor for special mention loans. The factors related to changes in the volume and severity of past due loans, nonaccrual loans and adversely graded or classified loans and changes in the value of underlying collateral for collateral dependent loans were also adjusted specifically for the purchased residential loans due to severity of the number of past due loans in this portfolio segment and the continued deterioration of property values, primarily on Michigan and Ohio properties. In addition, certain historical loss factors are annually adjusted when another complete year of loss history is available in order to incorporate recent loss experience in the allowance calculation.

Transactions in the allowance for loan losses during 2012 are summarized as follows (dollars in thousands):

	Real estate - mortgage					Real estate-construction		Consumer					
	One- to four-family residential (originated)	One- to four-family residential (purchased)	Multi-family (originated)	Multi-family (purchased)	Commercial	Residential	Commercial	Home equity (loan-to-value ratio of 80% or less)	Home equity (loan-to-value ratio of greater than 80%)	Other Consumer	Commercial business	Unallocated	Total
Loan Balance	$ 110,754	$ 10,188	$ 11,101	$ 4,226	$ 45,504	$ 1,931	$ 5,231	$ 41,537	$ 7,841	$ 1,923	$ 15,055		$ 255,291
Allowance for loan losses:													
December 31, 2011	$ 534	$ 465	$ 39	$ 124	$ 858	$ 6	$ 12	$ 379	$ 267	$ 24	$ 242	$ 148	$ 3,098
Charge-offs	(136)	(309)	—	—	(33)	—	—	—	(49)	(1)	(15)	—	(543)
Recoveries	7	—	—	—	1	—	—	10	3	—	—	—	21
Provision	61	216	(6)	(22)	(24)	(3)	(4)	45	25	(4)	18	8	310
December 31, 2012	$ 466	$ 372	$ 33	$ 102	$ 802	$ 3	$ 8	$ 434	$ 246	$ 19	$ 245	$ 156	$ 2,886
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Collectively evaluated on historical loss experience	138	166	—	64	90	—	—	61	97	14	8	—	638
Collectively evaluated on qualitative factors	328	206	33	38	712	3	8	373	149	5	237	—	2,092
Unallocated	—	—	—	—	—	—	—	—	—	—	—	156	156
Total allowance for loan losses	$ 466	$ 372	$ 33	$ 102	$ 802	$ 3	$ 8	$ 434	$ 246	$ 19	$ 245	$ 156	$ 2,886
Percent of Allowance	16.1%	12.9%	1.2%	3.5%	27.8%	0.1%	0.3%	15.0%	8.5%	0.7%	8.5%	5.4%	100.0%
Percent of Loans [1]	43.4%	4.0%	4.3%	1.7%	17.8%	0.8%	2.0%	16.3%	3.0%	0.8%	5.9%		100.0%

(1) Represents percentage of loans in each category to total loans

Transactions in the allowance for loan losses during 2011 are summarized as follows (dollars in thousands):

	Real estate - mortgage					Real estate-construction		Consumer					
	One- to four-family residential (originated)	One- to four-family residential (purchased)	Multi-family (originated)	Multi-family (purchased)	Commercial	Residential	Commercial	Home equity (loan-to-value ratio of 80% or less)	Home equity (loan-to-value ratio of greater than 80%)	Other Consumer	Commercial business	Unallocated	Total
Loan Balance	$ 117,622	$ 16,304	$ 13,122	$ 5,121	$ 35,307	$ 3,874	$ 8,308	$ 30,679	$ 7,758	$ 1,892	$ 15,445		$ 255,432
Allowance for loan losses:													
December 31, 2010	$ 558	$ 433	$ 12	$ 127	$ 804	$ 10	$ 1	$ 294	$ 292	$ 26	$ 171	$ 96	$ 2,824
Charge-offs	—	(489)	—	—	—	—	—	(14)	(64)	(11)	—	—	(578)
Recoveries	—	1	—	—	—	—	—	—	—	1	—	—	2
Provision	(24)	520	27	(3)	54	(4)	11	99	39	8	71	52	850
December 31, 2011	$ 534	$ 465	$ 39	$ 124	$ 858	$ 6	$ 12	$ 379	$ 267	$ 24	$ 242	$ 148	$ 3,098
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ 170	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 170
Collectively evaluated on historical loss experience	155	235	—	78	59	—	—	104	116	18	3	—	768
Collectively evaluated on qualitative factors	379	230	39	46	629	6	12	275	151	6	239	—	2,012
Unallocated	—	—	—	—	—	—	—	—	—	—	—	148	148
Total allowance for loan losses	$ 534	$ 465	$ 39	$ 124	$ 858	$ 6	$ 12	$ 379	$ 267	$ 24	$ 242	$ 148	$ 3,098
Percent of Allowance	17.2%	15.0%	1.3%	4.0%	27.7%	0.2%	0.4%	12.2%	8.6%	0.8%	7.8%	4.8%	100.0%
Percent of Loans [1]	46.0%	6.4%	5.1%	2.0%	13.8%	1.5%	3.3%	12.0%	3.1%	0.7%	6.1%		100.0%

(1) Represents percentage of loans in each category to total loans

Credit Quality Information. Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of the Comptroller of the Currency ("OCC") has the authority to identify problem assets and, if appropriate, require them to be classified. There are four classifications for problem assets: special mention, substandard, doubtful and loss. The following table presents the classes of the loan portfolio and shows our credit risk profile by internally assigned risk rating at the dates indicated (dollars in thousands).

	Real estate - mortgage					Real estate-construction		Consumer				
December 31, 2012	One- to four-family residential (originated)	One- to four-family residential (purchased)	Multi-family (originated)	Multi-family (purchased)	Commercial	Residential	Commercial	Home equity (loan-to-value ratio of 80% or less)	Home equity (loan-to-value ratio of greater than 80%)	Other Consumer	Commercial business	Loans Total
Grade:												
Pass	$ 109,226	$ 9,425	$ 11,101	$ 4,226	$ 42,243	$ 1,931	$ 5,231	$ 41,401	$ 7,841	$ 1,915	$ 14,990	$ 249,530
Special Mention	—	—	—	—	443	—	—	—	—	—	65	508
Substandard	1,528	763	—	—	2,818	—	—	136	—	8	—	5,253
Doubtful	—	—	—	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—	—	—	—
Total	$ 110,754	$ 10,188	$ 11,101	$ 4,226	$ 45,504	$ 1,931	$ 5,231	$ 41,537	$ 7,841	$ 1,923	$ 15,055	$ 255,291

	Real estate - mortgage					Real estate-construction		Consumer				
December 31, 2011	One- to four-family residential (originated)	One- to four-family residential (purchased)	Multi-family (originated)	Multi-family (purchased)	Commercial	Residential	Commercial	Home equity (loan-to-value ratio of 80% or less)	Home equity (loan-to-value ratio of greater than 80%)	Other Consumer	Commercial business	Loans Total
Grade:												
Pass	$ 117,232	$ 14,888	$ 13,122	$ 5,121	$ 31,026	$ 3,874	$ 8,308	$ 30,539	$ 7,725	$ 1,881	$ 15,445	$ 249,161
Special Mention	262	—	—	—	2,076	—	—	—	—	—	—	2,338
Substandard	128	1,416	—	—	2,205	—	—	140	33	11	—	3,933
Doubtful	—	—	—	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—	—	—	—
Total	$ 117,622	$ 16,304	$ 13,122	$ 5,121	$ 35,307	$ 3,874	$ 8,308	$ 30,679	$ 7,758	$ 1,892	$ 15,445	$ 255,432

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Premises and Equipment

Premises and equipment are summarized by major classifications as follows (dollars in thousands).

December 31,	2012	2011
Land and land improvements	$ 522	$ 541
Buildings and leasehold improvements	4,287	4,664
Furniture, fixtures and equipment	4,109	4,124
Total, at cost	8,918	9,329
Less: accumulated depreciation	7,121	7,165
Premises and equipment, net	$ 1,797	$ 2,164

Depreciation expense was approximately $372,000 and $557,000 for the years ended December 31, 2012 and 2011, respectively.

5. Deposits

Deposits are summarized as follows (dollars in thousands).

December 31,	2012	2011
Noninterest-bearing demand deposits	$ 23,987	$ 20,536
Interest-bearing demand deposits	17,878	14,555
Savings accounts	24,271	22,827
Money market accounts	55,047	59,709
Certificates of deposit	92,874	103,913
Total deposits	$ 214,057	$ 221,540

Interest expense by deposit category was as follows (dollars in thousands).

Years ended December 31,	2012	2011
Interest-bearing demand deposits	$ 20	$ 33
Savings accounts	39	99
Money market accounts	227	472
Certificates of deposit	1,722	2,173
Total interest expense	$ 2,008	$ 2,777

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 totaled $31.5 million and $35.4 million at December 31, 2012 and 2011, respectively. Generally deposits in excess of $250,000 are not federally insured.

Scheduled maturities of certificates of deposit were as follows (dollars in thousands):

December 31,	2012		2011
2013	$ 41,248	2012	$ 60,308
2014	16,716	2013	13,543
2015	7,922	2014	7,468
2016	7,140	2015	6,702
2017	3,551	2016	2,831
Thereafter	16,297	Thereafter	13,061
Total	$ 92,874	Total	$ 103,913

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Borrowings

We utilize borrowings as a supplemental source of funds for loans and securities. The primary sources of borrowings are FHLB advances and, to a limited extent, repurchase agreements. At December 31, 2012 and 2011, we had $49.1 million and $49.9 million of borrowings, respectively, of which $46.1 million and $46.9 million, respectively, were FHLB advances and $3.0 million were repurchase agreements. At December 31, 2012 and 2011, our FHLB advances consisted of fixed rate advances.

In July 2010, the Company modified a $12.0 million convertible select advance into a new five year fixed rate FHLB advance. The debt modification resulted in an $864,000 prepayment penalty which is deferred and amortized in future periods on a straight-line basis over the life of the new borrowing. The Company concluded that the revised terms constituted a debt modification rather than a debt extinguishment because the change in the present value of cash flows of the new borrowing changed by less than 10% compared to the present value of the remaining cash flows of the old borrowing.

The following table sets forth borrowings based on their stated maturities and weighted average rates at December 31, 2012 and 2011 (dollars in thousands).

	Weighted Average Rate		Balance	
December 31,	**2012**	**2011**	**2012**	**2011**
Due in one year or less	1.52%	4.15%	$ 19,120	$ 8,406
Due in one to two years	3.41	3.68	18,000	11,497
Due in two to three years	3.82	3.41	12,000	18,000
Due in three to four years	—	3.82	—	12,000
Advances	2.77%	3.69%	$ 49,120	$ 49,903
Less: deferred premium on modification			(442)	(614)
Total advances			$ 48,678	$ 49,289

Advances from the FHLB are secured by the Bank's stock in the FHLB and a blanket lien on the Bank's qualifying loans. Securities with an amortized cost of $4.4 million and fair value of $4.5 million at December 31, 2012 compared to $3.5 million and $3.7 million at December 31, 2011, respectively, were pledged to adequately secure the repurchase agreements.

The maximum remaining borrowing capacity at the FHLB at December 31, 2012 and 2011 was approximately $114.5 million and $124.3 million, respectively. The advances are subject to restrictions or penalties in the event of prepayment. The Bank also has the ability to borrow from the Federal Reserve based upon eligible collateral and has two unsecured discretionary lines of credit totaling $13.0 million.

7. Earnings Per Share

The following table sets forth basic and diluted earnings per common share at December 31, 2012 and 2011.

Years Ended December 31,	**2012**	**2011**
(Dollars in thousands, except per share amounts)		
Net income	$ 2,255	$ 859
Weighted-average shares outstanding:		
Basic	2,799,765	2,908,639
Effect of dilutive stock options and awards	3,336	2,873
Diluted	2,803,101	2,911,512
Earnings per share:		
Basic	$ 0.81	$ 0.30
Diluted	0.80	0.30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The dilutive effect on average shares outstanding is the result of stock options outstanding. As of December 31, 2012 and 2011, options to purchase 218,017 and 133,017 shares of common stock, respectively, at a weighted average exercise price of $16.39 and $17.41 per share, respectively, were outstanding but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

8. Operating Leases

The Company leases certain properties under operating leases expiring in various years through 2017. Lease expense was $177,000 and $204,000 for the years ended December 31, 2012 and 2011, respectively.

Minimum future rental payments under noncancelable operating leases are as follows (dollars in thousands).

December 31,	2012
2013	$ 178
2014	127
2015	110
2016	108
2017	45
Total	$ 568

9. Other Comprehensive Income (Loss)

The following table sets forth the tax effects allocated to each component of the Company's other comprehensive income (loss) at the dates indicated (dollars in thousands).

December 31, 2012	Before Income Tax (Benefit)	Income Tax (Benefit)	Net of Income Tax (Benefit)
Other comprehensive loss:			
Unrealized loss on securities available-for-sale,	$ (364)	$ (143)	$ (221)

December 31, 2011	Before Income Tax (Benefit)	Income Tax (Benefit)	Net of Income Tax (Benefit)
Other comprehensive income (loss):			
Unrealized gain on securities available-for-sale,	$ 263	$ 103	$ 160
Reclassification adjustment on sales of securities available-for-sale	(327)	(128)	(199)
Other comprehensive loss	(64)	(25)	(39)

10. Income Taxes

The difference between actual income tax expense and the amount computed by applying the federal statutory income tax rate of 34% to income before income tax expenses were reconciled as follows (dollars in thousands).

Years ended December 31,	2012	2011
Computed income tax expense	$ 1,192	$ 439
Increase (decrease) resulting from:		
State taxes (net of federal benefit)	279	20
Nontaxable BOLI income	(98)	(91)
Stock-based compensation (ISOs)	22	51
Tax exempt interest income	(172)	(22)
Other, net	28	35
Actual income tax expense	$ 1,251	$ 432
Effective tax rate	35.4%	33.2%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as follows (dollars in thousands).

December 31,	**2012**	**2011**
Deferred tax assets:		
Allowance for loan losses	$ 981	$ 1,053
Investments in affordable housing projects	74	—
Postretirement benefits	80	1,094
Net operating loss carryforwards - federal	186	—
Tax credit carryforwards	1,014	925
Depreciation and amortization	251	93
Stock-based compensation (NSOs)	140	118
Net unrealized loss on securities available-for-sale	250	108
Other deferred tax assets	3	—
Total deferred tax assets	2,979	3,391
Deferred tax liabilities:		
Deferred loan costs	(153)	(206)
Depreciation and amortization	(282)	—
Investments in affordable housing projects	—	(63)
Other deferred tax liabilities	(33)	(26)
Total deferred tax liabilities	(468)	(295)
Net deferred tax assets	$ 2,511	$ 3,096

The tax credit carryforwards expiring in 2021 through 2025 are available to offset future taxes payable. The Company determined that it was not required to establish a valuation allowance for deferred tax assets since it is more likely than not that the deferred tax assets will be realized through future taxable income and future reversals of existing taxable temporary differences. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense is summarized as follows (dollars in thousands).

Years ended December 31,	**2012**	**2011**
Current	$ 524	$ 435
Deferred	727	(3)
Total income tax expense	$ 1,251	$ 432

11. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Generally, a savings association is considered to be "undercapitalized" if it has a ratio of total capital to risk-weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4%. At December 31, 2012 and 2011, the Bank met all capital adequacy requirements to which it is subject and notifications from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes would change the Bank's categorization. The following table sets forth the Bank's regulatory capital amounts and ratios, as well as the minimum amounts and ratios required to be well capitalized (dollars in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action	
December 31, 2012	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital (to risk-weighted assets)	$ 47,011	23.81%	$ 15,758	8.00%	$ 19,748	10.00
Tier 1 capital (to risk-weighted assets)	44,537	22.55	7,899	4.00	11,849	6.00
Tier 1 capital (to adjusted total assets)	44,537	14.02	12,706	4.00	15,883	5.00
Tangible capital (to tangible assets)	44,537	14.02	4,765	1.50	N/A	N/A
December 31, 2011	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital (to risk-weighted assets)	$ 47,771	25.30%	$ 15,107	8.00%	$ 18,884	10.00
Tier 1 capital (to risk-weighted assets)	45,401	24.04	7,553	4.00	11,330	6.00
Tier 1 capital (to adjusted total assets)	45,401	13.59	13,360	4.00	16,700	5.00
Tangible capital (to tangible assets)	45,401	13.59	5,010	1.50	N/A	N/A

The following is a reconciliation of the Bank's equity under GAAP to regulatory capital at the dates indicated (dollars in thousands).

December 31,	**2012**	**2011**
GAAP equity	$ 45,330	$ 46,464
Goodwill and certain other intangible assets	(1,181)	(1,230)
Accumulated other comprehensive loss	388	167
Tier 1 capital	44,537	45,401
General regulatory allowance for loan losses*	2,474	2,370
Total capital	$ 47,011	$ 47,771

** Limited to 1.25% of risk-weighted assets*

Federal banking regulations place certain restrictions on dividends paid by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the earnings of the Bank for the year-to-date plus retained earnings for the prior two fiscal years, net of any prior capital distributions. In addition, dividends paid by the Bank to the Company would be prohibited if the distribution would cause the Bank's capital to be reduced below the applicable minimum capital requirements. In the fourth quarter of 2012, the Bank paid a $3.5 million dividend to the Company, which represented the year-to-date earnings through September 2012 and the retained earnings from the prior two fiscal years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company maintains a liquidation account for the benefit of certain depositors of the Bank who remain depositors of the Bank at the time of liquidation. The liquidation account is designed to provide payments to these depositors of their liquidation interests in the event of a liquidation of the Company and the Bank, or the Bank alone. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. The Company may not pay dividends if those dividends would reduce equity capital below the required liquidation account amount. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the unlikely event that the Company and the Bank were to liquidate in the future, all claims of creditors, including those of depositors, would be paid first, followed by distribution to eligible depositors of the liquidation account maintained by the Company. Also, in a complete liquidation of both entities, or of just the Bank, when the Company has insufficient assets to fund the liquidation account distribution due to depositors and the Bank has positive net worth, the Bank would immediately pay amounts necessary to fund the Company's remaining obligations under the liquidation account. If the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, then the rights of such depositors in the liquidation account maintained by the Company would be surrendered and treated as a liquidation account in the Bank - the "bank liquidation account" - and these depositors shall have an equivalent interest in the bank liquidation account and the same rights and terms as the liquidation account.

After two years from the date of conversion and upon the written request of the OCC, the Company may eliminate or transfer the liquidation account and the interests in such account to the Bank and the liquidation account would become the liquidation account of the Bank and not subject in any manner or amount to the Company's creditors. Also, under the rules and regulations of the OCC, no post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which the Company or the Bank is not the surviving institution would be considered liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.

12. Benefit Plans

401(k) Plan

The Company maintains a 401(k) plan for all full-time employees and may make a discretionary contribution to the plan based on a computation in relation to net income and compensation expense. The Company also matches the first 5% of employee deferrals on a graduated scale of 100% of the first 3% and 50% for the next 2% for a maximum match of 4%. Plan expense was approximately $145,000 for the years ended December 31, 2012 and 2011. A full-time employee is eligible to participate in the plan after three months of employment, the attainment of age 21, and completion of 250 hours of service each Plan year.

Supplemental Executive Retirement Plan

The Company maintains a nonqualified defined benefit supplemental executive retirement plan ("SERP") for certain directors. The present value of estimated supplemental retirement benefits is charged to operations. A set retirement benefit is provided to the directors.

The agreements for the nonqualified defined contribution SERP between the Bank and certain current and former key executive officers were terminated in November 2011. Substantially all of the liabilities associated with the executive SERP agreements were previously recorded as an expense by the Company in prior years. The Company recorded a one-time, pre-tax expense of $970,000 in the fourth quarter of 2011 in connection with the termination of the outstanding executive SERP agreements. Benefit payments occurred in the fourth quarter of 2012.

The expense for the SERP plans for the years ended December 31, 2012 and 2011 was approximately $4,000 and $1.4 million, respectively. The decrease in expense is related to the termination of the executive SERP.

Employee Stock Ownership Plan

In 2005, the Bank established an ESOP that purchased 122,735 shares of Company common stock from proceeds provided by the Company in the form of a loan. The effective date of the ESOP is January 1, 2005 and it is considered a leveraged plan. A full-time employee is eligible to participate in the plan after three months of employment, the attainment of age 21, and completion of 250 hours of service in a plan year. Each plan year, the Bank may, at its discretion, make additional contributions to the plan; however, at a minimum, the Bank has agreed to provide a contribution in the amount necessary to service the debt incurred to release the stock.

Shares are scheduled for release as the loan is repaid based on the interest method. The present amortization schedule calls for 8,182 shares to be released each December 31. The Company utilized current year dividends on allocated and unallocated shares in the payment of the current year loan payment in accordance with the plan document. The use of allocated dividends reduces compensation expense and participants will receive an equivalent allocation of shares in relation to their respective dividends to compensate for use of dividends in the loan payment.

As shares in the ESOP are earned and committed to be released, compensation expense is recorded based on their average fair value. The difference between the average fair value of the shares committed to be released and the cost of those shares to the ESOP is charged or credited to additional paid-in capital. The balance of unearned shares held by the ESOP is shown as a reduction of stockholders' equity. Only those shares in the ESOP that have been earned and are committed to be released are included in the computation of earnings per share.

ESOP compensation expense was $102,000 for the year ended December 31, 2012 compared to $110,000 for the year ended December 31, 2011. There were 8,182 shares earned and committed to be released and 44,963 allocated shares at December 31, 2012. At December 31, 2011, there were 8,182 shares earned and committed to be released and 39,911 allocated shares. The 57,277 and 65,459 remaining unearned/unallocated shares at December 31, 2012 and 2011, respectively, had an approximate fair market value of $931,000 and $897,000, respectively.

13. Stock-Based Compensation

In 2012 and 2011, the Company granted restricted shares of common stock and options to purchase shares of common stock to certain directors, executive officers and key employees of the Company. The restricted shares and options vest over five years at the rate of 20% per year and the stock options have a 10 year contractual life from the date of grant. The closing price of the Company's common stock on the grant date is the exercise price of the options. Details of the grants are summarized as follows at the dates indicated (dollars in thousands).

	2012		2011	
	September 25	April 2	September 27	May 26
Number of restricted shares granted	—	16,240	—	5,000
Number of stock options granted	68,000	17,000	40,500	12,500
Grant date common stock price	$ 15.00	$ 13.92	$ 13.10	$ 15.38
Restricted shares market value before tax	—	226,000	—	77,000
Stock options market value before tax	204,000	53,000	132,000	39,000
Stock option pricing assumptions				
Expected life in years	7	7	7	7
Expected dividend yield	0.87%	0.86%	0.69%	0.85%
Risk-free interest rate	0.71%	1.02%	1.02%	2.44%
Expected volatility	20.8%	22.6%	24.4%	16.0%
Weighted average grant date fair value	$ 3.00	$ 3.14	$ 3.27	$ 3.14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes expense associated with the awards over the five-year vesting period. Compensation expense was $156,000 for the year ended December 31, 2012 compared to $214,000 for the year ended December 31, 2011. As of December 31, 2012, there was $644,000 of total unrecognized compensation cost related to nonvested stock-based compensation compared to $316,000 at December 31, 2011. The compensation expense cost at December 31, 2012 is expected to be recognized ratably over the weighted average remaining service period of 4.1 years. The Company realized a tax benefit for stock options (NSOs) of $22,000 for the year ended December 31, 2012 compared to $17,000 for the year ended December 31, 2011.

As of December 31, 2012, there were no shares available to be issued in connection with the exercise of stock options and no shares that may be issued as restricted stock for the 2006 Plan. The 13,300 stock option shares and 6,769 restricted stock shares available to be issued from the 2006 Plan as of December 31, 2011 were granted in 2012. As of December 31, 2012, there were 74,170 shares available to be issued in connection with the exercise of stock options and 48,877 shares that may be issued as restricted stock for the 2011 Plan.

	Stock Options		
Stock-Based Compensation	**Number of Shares**	**Weighted Average Exercise Price**	**Weighted Average Remaining Term**
Outstanding at December 31, 2010	98,936	$ 19.13	6.06
Granted	53,000	13.64	
Exercised or converted	—	—	
Forfeited	—	—	
Expired	(11,817)	21.35	
Outstanding at December 31, 2011	140,119	$ 16.86	6.86
Granted	85,000	14.78	
Exercised or converted	—	—	
Forfeited	—	—	
Expired	—	—	
Outstanding at December 31, 2012	225,119	$ 16.07	7.29
Exercisable at December 31, 2012	92,044	$ 18.75	4.54

	Stock Options		Restricted Stock Awards	
	Number of Shares	**Fair-Value Price**	**Number of Shares**	**Fair-Value Price**
Nonvested at December 31, 2010	30,812	$ 5.86	13,201	$ 16.81
Granted	53,000	3.24	5,000	15.38
Vested	(19,792)	6.31	(8,569)	19.24
Forfeited	—	—	—	—
Nonvested at December 31, 2011	64,020	$ 3.55	9,632	$ 13.90
Granted	85,000	3.03	16,240	13.92
Vested	(15,945)	3.94	(3,320)	14.12
Forfeited	—	—	—	—
Nonvested at December 31, 2012	133,075	$ 3.17	22,552	$ 13.88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Concentration of Credit Risk

The risk of loss from lending and investing activities includes the possibility that a loss may occur from the failure of another party to perform according to the terms of the loan or investment agreement. This possibility of loss is known as credit risk. Credit risk can be reduced by diversifying the Company's assets to prevent imprudent concentrations. The Company has adopted policies designed to prevent imprudent concentrations within its security and loan portfolio.

The primary investment vehicles for the Company for the years ended December 31, 2012 and 2011 were mortgage-backed securities, which are comprised of diversified individual residential mortgage notes, and REMICs (real estate mortgage investment conduits), which represent a participation interest in a pool of mortgages. Mortgage-backed securities are guaranteed as to the timely repayment of principal and interest by a Government-sponsored enterprise. REMICs are created by redirecting the cash flows from the pool of mortgages underlying those securities to create two or more classes (or tranches) with different maturity or risk characteristics designed to meet a variety of investor needs and preferences. REMICs may be sponsored by U.S. Government agencies and Government-sponsored enterprises. Investments in other securities consist of Government-sponsored enterprise securities and municipal bonds which are made to provide and maintain liquidity within the guidelines of applicable regulations.

Substantially all of the Company's loans, excluding those serviced by others, are made to customers located in southwestern Pennsylvania. The Company does not have any other concentration of credit risk representing greater than 10% of loans.

Off-Balance Sheet Risk

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit on consumer and commercial lines of credit, fixed rate residential, and home equity installment commitments, and are summarized as follows at the dates indicated (dollars in thousands).

December 31,	2012	2011
Loans in process	$ 3,431	$ 7,790
Unused consumer revolving lines of credit	4,072	3,693
Unused commercial lines of credit	6,962	6,034
One- to four-family residential commitments	65	1,345
Commercial commitments	7,933	4,643
Consumer commitments	1,632	817
Total commitments outstanding	$ 24,095	$ 24,322

15. Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of December 31, 2012 and 2011 and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to December 31, 2012 and 2011 may be different than the amounts reported at each period end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value hierarchy prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are active, and model-derived valuations in which significant inputs or significant drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant drivers are unobservable.

The following is a discussion of assets and liabilities measured at fair value on a recurring basis and the valuation techniques used:

Securities available for sale. The majority of the Company's securities are included in Level 2 of the fair value hierarchy. Fair values were primarily determined by a third party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. The standard inputs that are normally used include benchmark yields of like securities, reportable trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. In some cases, the fair value was determined from a broker who is able to quote a price based on observable inputs in a liquid market for similar securities.

In some instances, the fair value of certain securities cannot be determined using these techniques due to the lack of relevant market data. As such, these securities are valued using an alternative technique and classified within Level 3 of the fair value hierarchy. At December 31, 2012, Level 3 includes three corporate debt securities with a fair value of $1.9 million.

The corporate debt securities are pooled trust preferred CDOs collateralized by the trust preferred securities of insurance companies in the United States. The CDOs, which were rated A at purchase and are currently rated below investment grade, could not be priced using quoted market prices, observable market activity or comparable trades, and the financial market was considered not active. The trust preferred market has been severely impacted by the lack of liquidity in the credit markets and concern over the financial services industry. There has been little or no active trading in these securities; therefore it was more appropriate to determine fair value using a discounted cash flow analysis.

The Bank utilized a third party pricing service that performed a two-step process to determine the fair value of the CDOs. First, an asset analysis was performed to evaluate the credit quality of the collateral and the deal structure using probability of default values for each underlying issuer and loss given default values by asset type. Probability of default is the likelihood that the issuer of the CDOs will go into default and stop paying and was estimated using an expected default frequency approach, which considers the market value and volatility of a firm's assets and the threshold for default. Probability of default was combined with correlation assumptions, which is the tendency of companies to default once other companies have defaulted. CDOs are more likely to experience stress at the same time since they are concentrated in the same sector, therefore a 50% asset correlation was assumed for issuers in the same industry. Loss given default is the amount of cash lost to the investor at the time of default and is related to the recovery rate. Loss and recovery estimates determine how much cash remains when an issuer goes into default. Deferrals are a common feature of CDOs and were treated as defaults in the analysis. Loss given default has been historically high for CDOs and therefore a 0% recovery rate was assumed on currently defaulted and deferring assets, which resulted in a 100% loss given default.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Second, a liability analysis was performed in which the expected cash flows produced based off the expected credit events of the asset analysis were allocated across the tranches to determine the tranches that would get paid or incur a loss. These expected cash flows were discounted at a risk free interest rate plus a premium for illiquidity (3 month LIBOR plus 300 basis points) to produce a discounted cash flow valuation and determine an estimated fair value.

For financial assets measured at fair value on a recurring basis, the following tables set forth the fair value measurements by fair value hierarchy at the dates indicated (dollars in thousands).

December 31,	**2012**	**2011**
Significant other observable inputs (Level 2)		
Government-sponsored enterprises	$ —	$ 2,003
Municipal bonds	9,181	7,125
Mortgage-backed	12,815	17,512
REMICs	18,700	24,318
Equities	4	4
Total significant other observable inputs (Level 2)	40,700	50,962
Significant unobservable inputs (Level 3)		
Mortgage-backed	—	32
Corporate debt	1,882	1,454
Total significant unobservable inputs (Level 3)	1,882	1,486
Total securities	$ 42,582	$ 52,448

	Significant Unobservable Inputs (Level 3)
December 31, 2010	$ 1,278
Total unrealized gains	214
Paydowns and maturities	(6)
December 31, 2011	$ 1,486
Total unrealized gains	428
Paydowns and maturities	(14)
Net transfers out of level 3	(18)
December 31, 2012	$ 1,882

December 31,	**2012**	**2011**
The amount of total unrealized gains for the year included in earnings (or changes in net assets) attributable to the change in unrealized gains relating to assets still held at year end	$ 428	$ 214

Seven mortgage-backed securities were transferred out of Level 3 and into Level 2 in 2012 because a reliable price could be obtained using a model based valuation technique or through a broker quote.

We may be required to measure certain assets at fair value on a nonrecurring basis. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or writedowns of individual assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a discussion of assets and liabilities measured at fair value on a nonrecurring basis.

Impaired loans. Certain impaired loans over $250,000 are individually reviewed to determine the amount of each loan that may be at risk of noncollection. When repayment is expected solely from the collateral, the impaired loans are reported at the fair value of the underlying collateral using property appraisals less any projected selling costs or financial statements.

Real estate owned. The fair value of real estate owned is estimated using property appraisals less any projected selling costs.

For financial assets measured at fair value on a nonrecurring basis, the following tables set forth the fair value measurements by fair value hierarchy (dollars in thousands):

	December 31, 2012		December 31, 2011	
(Dollars in thousands)	**Carrying Value**	**Fair Value**	**Carrying Value**	**Fair Value**
Level 3				
Impaired loans	$ 4,552	$ 4,552	$ 3,539	$ 3,369
Real estate owned	146	146	544	544
Total assets measured at fair value on a nonrecurring basis	$ 4,698	$ 4,698	$ 4,083	$ 3,913

For Level 3 assets measured at fair value on a recurring or nonrecurring basis as of December 31, 2012, the following table sets forth the significant unobservable inputs used in the fair value measurements.

(Dollars in thousands)	**Fair Value**	**Valuation Technique**	**Significant Unobservable Inputs**	**Significant Unobservable Input Value**
Securities available-for-sale				
Corporate debt	$ 1,882	Discounted cash flow	Average probability of default	4.11%
			Correlation	50% for issuers in the same industry
			Deferral/default recovery rate	0% on currently defaulted/deferring assets and projected defaults
			Prepayment	0%
Impaired loans	4,552	Appraisal value	Selling costs	10-20%
Real estate owned	146	Appraisal value	Selling costs	10-20%

The following presents the fair value of financial instruments. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be sustained by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. In addition, the following information should not be interpreted as an estimate of the fair value of the Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2012 and 2011:

Cash and Cash Equivalents

The carrying amounts approximate the asset's fair values.

Securities

The fair value of securities are determined by a third-party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates (Level 2). In some instances, the fair value of certain securities cannot be determined using these techniques due to the lack of relevant market data. As such, these securities are valued using an alternative technique and classified within Level 3 of the fair value hierarchy. Alternative techniques include using a discounted cash flow model using market assumptions, which generally include cash flow, collateral and other market assumptions or obtaining fair values from pricing sources with reasonable pricing transparency, taking into account other unobservable inputs related to the risks for each issuer.

Loans

The fair values for residential loans are estimated using discounted cash flow analyses using mortgage commitment rates from either FNMA or FHLMC. The fair values of consumer and commercial loans are estimated using discounted cash flow analyses, using interest rates reported in various government releases. The fair values of multi-family and nonresidential mortgages are estimated using discounted cash flow analysis, using interest rates based on national commitment rates on similar loans.

Federal Home Loan Bank Stock

The carrying amount approximates the asset's fair value.

Accrued Interest Receivable and Accrued Interest Payable

The fair value of these instruments approximates the carrying value.

Deposits

The fair values disclosed for demand deposits (e.g., savings accounts) are, by definition, equal to the amount payable on demand at the repricing date (i.e., their carrying amounts). Fair values of certificates of deposits are estimated using a discounted cash flow calculation that applies the FHLB of Pittsburgh advance yield curve to the maturity schedule of the Bank's certificates of deposit.

Borrowings

The fair value of the FHLB advances and repurchase agreements are estimated using a discounted cash flow calculation using the current FHLB advance yield curve. This is the method that the FHLB of Pittsburgh used to determine the cost of terminating the borrowing contract.

Commitments to Extend Credit

These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the carrying amount and estimated fair value of financial instruments (dollars in thousands).

December 31, 2012	Carrying Amount	Estimated Fair Value	Fair Value Measurements Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents	$ 5,874	$ 5,874	$ 5,874	$ —	$ —
Securities	42,582	42,582	—	40,700	1,882
Loans, net	249,530	260,538	—	—	260,538
FHLB stock	3,787	3,787	—	3,787	—
Accrued interest receivable	1,035	1,035	—	1,035	—
Financial liabilities:					
Deposits	214,057	215,863	—	215,863	—
Borrowings	48,678	50,347	—	50,347	—
Accrued interest payable	302	302	—	302	—

December 31, 2011	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 14,571	$ 14,571
Securities	52,448	52,448
Loans, net	245,277	256,446
FHLB stock	5,340	5,340
Accrued interest receivable	1,244	1,244
Financial liabilities:		
Deposits	221,540	224,371
Borrowings	49,289	52,179
Accrued interest payable	430	430

16. Condensed Financial Statements of Parent Company

Financial information pertaining only to FedFirst Financial Corporation (dollars in thousands).

Statements of Financial Condition

December 31,	2012	2011
Assets:		
Cash and cash equivalents	$ 6,067	$ 10,321
Investment in First Federal Savings Bank	45,330	46,464
Loan receivable, ESOP	1,458	1,623
Other assets	409	379
Total assets	$ 53,264	$ 58,787
Liabilities and Stockholders' Equity:		
Other liabilities	30	26
Stockholders' equity	53,234	58,761
Total liabilities and stockholders' equity	$ 53,264	$ 58,787

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements of Operations

Years ended December 31,	2012	2011
Interest income	$ 93	$ 102
Dividend from bank subsidiary	3,463	—
Noninterest income	—	1
Noninterest expense	320	278
Loss before undistributed net income of subsidiary and income tax benefit	3,236	(175)
Undistributed net income of subsidiary	(1,059)	975
Income before income tax benefit	2,177	800
Income tax benefit	(78)	(59)
Net income	$ 2,255	$ 859

Statements of Cash Flows

Years ended December 31,	2012	2011
Cash flows from operating activities:		
Net income	$ 2,255	$ 859
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Undistributed net income in subsidiary	(2,404)	(975)
Noncash expense for stock-based compensation	156	214
(Increase) decrease in other assets	(58)	200
Increase (decrease) in other liabilities	4	(166)
Net cash (used in) provided by operating activities	(47)	132
Cash flows from investing activities:		
ESOP loan principal payments received	165	157
Net cash provided by investing activities	165	157
Cash flows from financing activities:		
Purchase of common stock for stock award grants	—	(79)
Purchase of common stock for retirement	(6,751)	(464)
Cash dividend from bank subsidiary	3,463	—
Cash dividends paid	(1,084)	(349)
Net cash used in financing activities	(4,372)	(892)
Net decrease in cash and cash equivalents	(4,254)	(603)
Cash and cash equivalents at beginning of year	10,321	10,924
Cash and cash equivalents at end of year	$ 6,067	$ 10,321

17. Segment and Related Information

The consolidated operating results of FedFirst Financial are presented as a single financial services segment. FedFirst Financial is the parent company of the Bank, which owns FFEC. FFEC has an 80% controlling interest in Exchange Underwriters. Exchange Underwriters is managed separately from the banking and related financial services that the Company offers. Exchange Underwriters is an independent insurance agency that offers property and casualty, commercial liability, surety and other insurance products.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Following is a table of selected financial data for the Company's subsidiaries and consolidated results for 2012 and 2011 (dollars in thousands).

	First Federal Savings Bank	Exchange Underwriters, Inc.	FedFirst Financial Corporation	Net Eliminations	Consolidated
December 31, 2012					
Assets	$ 318,576	$ 1,034	$ 53,264	$ (54,114)	$ 318,760
Liabilities	273,186	401	30	(8,151)	265,466
Stockholders' equity	45,390	633	53,234	(45,963)	53,294
December 31, 2011					
Assets	$ 335,151	$ 1,041	$ 58,787	$ (59,705)	$ 335,274
Liabilities	288,645	506	26	(12,704)	276,473
Stockholders' equity	46,506	535	58,761	(47,001)	58,801
Year Ended December 31, 2012					
Total interest income	$ 13,948	$ 1	$ 3,556	$ (3,556)	$ 13,949
Total interest expense	3,725	—	—	(93)	3,632
Net interest income	10,223	1	3,556	(3,463)	10,317
Provision for loan losses	310	—	—	—	310
Net interest income after provision for loan losses	9,913	1	3,556	(3,463)	10,007
Noninterest income	1,011	2,464	—	—	3,475
Noninterest expense	7,452	2,172	320	—	9,944
Undistributed net income of subsidiary	159	—	(1,059)	900	—
Income before income tax expense (benefit) and noncontrolling interest in net income of consolidated subsidiary	3,631	293	2,177	(2,563)	3,538
Income tax expense (benefit)	1,195	134	(78)	—	1,251
Net income before noncontrolling interest in net income of consolidated subsidiary	2,436	159	2,255	(2,563)	2,287
Noncontrolling interest in net income of consolidated subsidiary	32	—	—	—	32
Net income	$ 2,404	$ 159	$ 2,255	$ (2,563)	$ 2,255
Year Ended December 31, 2011					
Total interest income	$ 15,529	$ 3	$ 102	$ (102)	$ 15,532
Total interest expense	5,022	—	—	(102)	4,920
Net interest income	10,507	3	102	—	10,612
Provision for loan losses	850	—	—	—	850
Net interest income after provision for loan losses	9,657	3	102	—	9,762
Noninterest income	1,214	2,120	1	—	3,335
Noninterest expense	9,534	1,982	278	—	11,794
Undistributed net income of subsidiary	61	—	975	(1,036)	—
Income before income tax expense (benefit) and noncontrolling interest in net income of consolidated subsidiary	1,398	141	800	(1,036)	1,303
Income tax expense (benefit)	411	80	(59)	—	432
Net income before noncontrolling interest in net income of consolidated subsidiary	987	61	859	(1,036)	871
Noncontrolling interest in net income of consolidated subsidiary	12	—	—	—	12
Net income	$ 975	$ 61	$ 859	$ (1,036)	$ 859

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Quarterly Financial Information (Unaudited)

The following table summarizes selected information regarding the Company's results of operations for the periods indicated (dollars in thousands, except per share amounts). Quarterly earnings per share data may vary from annual earnings per share due to rounding.

	Three Months Ended			
2012	March 31	June 30	September 30	December 31
Interest income	$ 3,619	$ 3,490	$ 3,500	$ 3,340
Interest expense	1,056	964	851	761
Net interest income	2,563	2,526	2,649	2,579
Provision for loan losses	160	50	100	—
Net interest income after provision for loan losses	2,403	2,476	2,549	2,579
Noninterest income	857	856	830	932
Noninterest expense	2,522	2,399	2,379	2,644
Income before income tax expense and noncontolling interest in net income of consolidated subsidiary	738	933	1,000	867
Income tax expense	265	335	346	305
Net income before noncontrolling interest in net income of consolidated subsidiary	473	598	654	562
Noncontrolling interest in net income of consolidated subsidiary	17	4	5	6
Net income	$ 456	$ 594	$ 649	$ 556
Earnings per share basic and diluted	$ 0.16	$ 0.21	$ 0.23	$ 0.20
Dividends per share	0.03	0.04	0.04	0.29

	Three Months Ended			
2011	March 31	June 30	September 30	December 31
Interest income	$ 3,932	$ 3,913	$ 3,904	$ 3,783
Interest expense	1,332	1,268	1,199	1,121
Net interest income	2,600	2,645	2,705	2,662
Provision for loan losses	250	200	325	75
Net interest income after provision for loan losses	2,350	2,445	2,380	2,587
Noninterest income	837	767	727	1,004
Noninterest expense	2,740	2,818	2,689	3,547
Income before income tax expense and noncontolling interest in net income (loss) of consolidated subsidiary	447	394	418	44
Income tax expense	161	138	133	—
Net income before noncontrolling interest in net income (loss) of consolidated subsidiary	286	256	285	44
Noncontrolling interest in net income (loss) of consolidated subsidiary	18	10	(5)	(11)
Net income	$ 268	$ 246	$ 290	$ 55
Earnings per share basic and diluted	$ 0.09	$ 0.08	$ 0.10	$ 0.02
Dividends per share	0.03	0.03	0.03	0.03



FEDFIRST FINANCIAL CORPORATION

MONESSEN
565 Donner Avenue
Monessen, PA 15062
724-684-6800

MONONGAHELA
235 West Main Street
Monongahela, PA 15063
724-258-3300

PETERS TOWNSHIP
3515 Washington Road
McMurray, PA 15317
724-941-1935

UNIONTOWN
545 West Main Street
Uniontown, PA 15401
724-439-1000

PERRYOPOLIS
101 Independence Street
Perryopolis, PA 15473
724-736-4400

ROSTRAVER
1670 Broad Avenue
Belle Vernon, PA 15012
724-929-3900

WASHINGTON
95 West Beau Street
Washington, PA 15301
724-222-6003

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